As filed with the Securities and Exchange Commission on April 22, 2008.

File No. 000-53092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

AMERICAN DEFENSE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	83-0357690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

230 Duffy Avenue, Hicksville, NY	11801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (516) 390-5300

Copies to:

Anthony J. Piscitelli

Chief Executive Officer and President

American Defense Systems, Inc.

230 Duffy Avenue

Hicksville, NY 11801

(516) 390-5300

Jeffrey R. Houle, Esq.

Greenberg Traurig, LLP

1750 Tysons Boulevard, Suite 1200

McLean, VA 22102

(703) 749-1300

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this document is accurate as of the date of this Form 10 only.

As used in this Form 10, unless the context otherwise requires the terms “we,” “us,” “our,” “ADSI” and the “Company” refer to American Defense Systems, Inc., a Delaware corporation, and its subsidiaries.

The names “American Defense Systems,” “ADSI,” “VistaSteel,” “Guard Shield” and “We Protect and Serve those who Defend, Serve and Protect Us….” are trademarks of American Defense Systems, Inc.  This document also contains trademarks and service marks of other companies.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other “forward-looking” information. American Defense Systems, Inc., believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed below in the section captioned “Risk Factors” within Item 1A, “Description of Business,” as well as other cautionary language in this Form 10,  describe such risks, uncertainties and events that may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors could have a material adverse effect on our business, results of operations and financial position.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms.  Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

Our internet address is www.adsiarmor.com. We make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports).  To receive paper copies of our SEC materials, please contact us by mail addressed to Gary Sidorsky, Chief Financial Officer, American Defense Systems, Inc., 230 Duffy Avenue, Hicksville, NY 11801, (516) 390-5300.

Item 1.  Business

BUSINESS

General Information

Our business address is 230 Duffy Avenue, Hicksville, New York 11801, and our telephone number is 516-390-5300.  Our website is www.adsiarmor.com.  The information contained in, or that can be accessed through, our website is not part of this registration statement.

History

American Defense Systems, Inc. was incorporated in December 2002 and commenced business in January 2003 upon the acquisition of our now wholly-owned subsidiary, A.J. Piscitelli & Associates, Inc., or AJPA.  Anthony Piscitelli, our President and CEO, founded AJPA, which developed and distributed security-related products, in 1994.

Company Overview

We are a provider of customized transparent and opaque armor solutions for tactical and non-tactical transport vehicles and construction equipment used by the military. We focus primarily on research and development, design and engineering, fabrication and providing component integration. Our armor solutions are used in retrofit applications for equipment already in service, and we work with original equipment manufacturers to provide armor solutions for new equipment purchased by the military. Transparent armor is able to be seen through, and is commonly fabricated as a laminate of glass and other transparent polymers such as polycarbonate and acrylic. Opaque armor cannot be seen through, and can be fabricated from a variety of materials including steel, aluminum, ceramic and fiberglass.

Our technical expertise is in the development of lightweight composite ballistic, blast and bullet mitigating materials used to fortify and enhance capabilities of existing and in-service equipment and structures.  We serve primarily the defense market and our sales are highly concentrated within the United States (U.S.) government.  Our customers include various branches of the U.S. military through the U.S. Department of Defense and to a much lesser extent other U.S. government, law enforcement and correctional agencies as well as private sector customers.

We have experienced significant growth, with revenues of $4.8 million, $25.3 million and $36.5 million in 2005, 2006 and 2007, respectively. In 2006 and 2007, we generated net income of $3.1 million and $3.1 million, respectively, and a net loss in 2005 of $2.1 million. The principal factor contributing to our recent growth has been increased demand by the U.S. military for lightweight ballistic and blast resistant transparent and opaque armor that protects soldiers, sailors and marines.  Recent and ongoing military conflicts in Iraq and Afghanistan, as well as an increasingly unstable geopolitical climate and the heightened risk of international conflicts, have resulted in increased orders for these products.

                Our recent historical revenues have been generated primarily from three large contracts. To continue expanding our business, we are seeking to broaden our customer base and to diversify our product and service offerings.  Our strategy to increase our revenue, grow our company and increase stockholder value involves the following key elements:

•                  increase exposure to military platforms in the U.S. and internationally;

•                  form strategic partnerships with original equipment manufacturers (OEMs);

•                  develop strategic alliances;

•                  capitalize on increased homeland security requirements and non-military platforms; and

•                  focus on an advanced research and development program to capitalize on increased demand for new armor materials.

Recent Developments

On March 7, 2008, we entered into an agreement to sell shares of our Series A Convertible Preferred Stock and warrants to purchase our common stock, and to conditionally sell shares of our common stock, to three investors. The aggregate purchase price of the preferred stock and warrants is $15.0 million and the aggregate purchase price of the common stock is $0.5 million.

An initial closing on the sale of the preferred stock and warrants was held on March 7, 2008 in which we received gross proceeds of $10,975,000. A subsequent closing took place on April 4, 2008 in which we received gross proceeds of $4,025,000. In addition, if we successfully list our common stock on the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, or the New York Stock Exchange on or prior to June 30, 2008, the three investors will purchase 100,000 shares of our common stock for an aggregate purchase price of $500,000. Please see “—Series A Convertible Preferred Stock Financing” for additional information.

Market Opportunity

The war on terror and conflicts in Iraq and Afghanistan have resulted in increased spending by the U.S. Department of Defense.  A portion of those spending increases have resulted from increased demand for high-quality, lightweight transparent and opaque armor solutions as a result of the U.S. military’s need to deal with asymmetric warfare.  Increased requirements for physical security in the U.S. and abroad also have driven demand for these products  The U.S. Department of Defense is the world’s largest purchaser of armored equipment and “add-on” or “up-armor” kits added to vehicles.  The U.S. military’s transformation initiative to address asymmetric warfare includes on-going modification of existing equipment and integration of new armor products in future vehicles.  Asymmetric warfare refers to the use of unconventional tactics, such as guerilla warfare, urban explosive devices, and targeting civilians and non-military infrastructure, to counter the overwhelming conventional military superiority of an adversary.

The U.S. government uses civil engineering and material handling equipment (CE/MHE) as part of the infrastructure rebuilding process in Iraq and Afghanistan.  CE/MHE is used to demolish compromised or condemned properties; to level unstable structures and roadways for the health and safety of the adjacent civilian population and for the preparation of new structure foundations; to trench the ground for new sewer, water, gas and telecommunication lines; to grade, scrap and roll new roadways; and to load and unload materials and goods used to support civilian and military operations.

Various branches of the U.S. military, including the U.S. Marine Corps, the U.S. Navy and the U.S. Army, use many different types of CE/MHE equipment that require armoring packages, including graders, scrapers, rollers, vib-rollers, compacters, cranes, all terrain cranes, bulldozers, loaders, backhoes, tele-handlers, skid steers, all terrain fork lifts, trams (a loader/forklift combination), cement mixers, excavators, water trucks, utility trucks, shipping container lifts and convoy trucks.  Armor packages are required for this equipment and many unique forms of military equipment such as high speed, high mobility loaders, backhoes and other military-specific CE/MHE equipment.  Because of such a wide variety of equipment and their attendant armoring requirements, we believe that long-term parts support will be necessary.

We have identified several trends which we believe are driving growth in military spending on protecting critical assets, an objective which our products and solutions address.  These trends include:

Growth of the Military’s Programs to Maintain and Upgrade Current Equipment.  Combat operations in Afghanistan and Iraq have placed tremendous demands on military equipment and vehicles.  Over the past three years a significant portion of the U.S. Army’s equipment has been deployed to the Middle East where environmental conditions are harsh.  Vehicle and equipment usage in this area of operation significantly exceeds peacetime usage.  U.S. Department of Defense maintenance reset programs are designed to reverse the effects of combat wear-and-tear on equipment by repairing and refurbishing the vehicles in accordance with military maintenance standards.  Based upon our expertise of the maintenance standards relating to armor, our products and solutions are designed to meet, and in some cases exceed, such standards.

Increased Military Spending to Upgrade Armor.  The U.S. Army Tank Automotive and Armaments Command (TACOM) and the U.S. Marine Corps. have significant requirements for upgrading and modernizing equipment with the next generation of armor for equipment used in base construction and rebuilding areas.  Upgrades and modernization of tactical wheeled vehicles fleets will include armor requirements and an opportunity to provide our products and survivability technologies to manufacturers supplying vehicles to the military, law enforcement and commercial security market.

Continued Spending to Secure Vulnerable Targets and Critical Infrastructure.  In addition to armoring vehicles and equipment in Iraq and Afghanistan, the U.S. government is also working rapidly to better secure vulnerable targets and critical infrastructure around the world in response to perceived terrorist threats.  The U.S. Department of State is currently upgrading security on embassies and consulates.  Such upgrades often include transparent armor applications and blast resistant curtain walls.

Our Strengths

As a result of our in-house capability to design, engineer, integrate and support military specific solutions that address mission-critical force protection needs across the U.S. Department of Defense, we are able to produce custom armor solutions and components to address specific customer requirements.

Capabilities in Armor Technologies.  We focus on the research,  development, design, engineering, fabrication and integration of transparent and opaque armor solutions and have created proprietary technologies that we believe compare favorably against the performance characteristics of all known competing products.  We have the ability to offer end-to-end solutions and to assist customers across a project’s life cycle from the definition of project requirements to design, development and testing and long-term maintenance and support.  We have developed thirty-four common size armor windows and fifty-one different add-on armor (or AoA) kits for construction and material handling equipment.  We are actively pursuing integration of our common parts into Joint Light Tactical Vehicles and Marine Personnel Carriers.

Positioned for Favorable Industry Trends.  Asymmetric warfare requires a rapidly mobile force and close proximity engagement. In order to fight the war on terror more effectively, armed forces must be capable of tracking small groups of enemy through varying terrain and to quickly assemble, secure and move bases.  We believe our solutions directly address these requirements by armoring vehicles and equipment already in Iraq and Afghanistan.  As a result, we believe we are positioned to grow as the U.S. Department of Defense continues to transform its forces, placing greater demands on existing equipment and infrastructure.

Work with High Profile Customers.We currently support TACOM, the U.S. Marine Corps, the U.S. Navy and high profile commercial customers.  Because of our work with these customers (although there are no assurances that we will continue to receive work from them) and the success of our products in Iraq and Afghanistan, we have gained a significant level of brand recognition.  We believe this recognition provides us with enhanced credibility with respect to our ability to successfully design and deliver armor solutions when competing for new business.  In addition, based on our experience working collaboratively with these high profile customers, including under battefield conditions, we believe we have developed clearer visibility into future opportunities and emerging requirements relating to armor needs of the DoD, the U.S. Secret Service, the Department of Homeland Security, the Department of State and Department of Energy.  This visibility, we believe, allows us to better prepare to pursue these opportunities through product planning, teaming relationships and research and development.

Full Solution Provider.  Our core capabilities include research and development, design and engineering, fabrication and providing component integration, with particular expertise in engineering, ballistics, government contracts, program management and logistics.  Customers rely on us for assistance throughout the stages of a project.  For example, the U.S. Marine Corps awarded us a contract for seven 644E-TRAM forklift/bucket loaders and asked us to design a complete armor cab solution under an Urgent Needs Requirement (UNS). We successfully completed the design, fabrication, production, inspection and delivery of the 644E-TRAM, including designing opaque and transparent crew protection kits, or CPKs, within 40 days.

Scalable Business Model.  Our business model is focused on research and development, design and engineering, fabrication, and providing component integration.  We out-source our proprietary designs to vendors that meet our selective standards which then manufacture components, allowing us to quickly take advantage of economies of scale.  By outsourcing the manufacture of components, we believe that we are able to work on multiple programs of larger scale, including those with aggressive timelines, while maintaining high quality standards. Our technical specialists in engineering, ballistics, program management and logistics work closely with manufacturers to ensure that our quality standards are met.

Experienced Management Team. Our management team is comprised of senior and middle managers that average more than 22 years of military, architectural, construction and engineering experience.  We believe through the experience and customer service of our senior managers and technical specialists in engineering, ballistics, government contracts, program management and logistics, we have developed long-standing customer relationships and knowledge of our customers’ mission-critical requirements.

Recognized Provider.  TACOM nominated us as one of the top small business contractors working on federal contracts in 2007, and we were subsequently awarded the U.S. Small Business Administration’s Prime Contractor of the Year for Region II in 2007.  We have also been awarded non-bid or sole source contracts from the U.S. Marine Corps. and the U.S. Navy.

Our Growth Strategy

Our strategy to increase our revenue, grow our company and increase stockholder value involves the following key elements:

•      increase exposure to military platforms in the U.S. and internationally;

•      form strategic partnerships with original equipment manufacturers (OEMs);

•      develop strategic alliances;

•      capitalize on increased homeland security requirements and non-military platforms; and

•      focus on an advanced research and development program to capitalize on increased demand for new armor materials.

Increase Exposure to Military Platforms in the U.S. and Internationally. We are a provider of armor solutions for tactical and non-tactical transport military vehicles and construction equipment for TACOM, the U.S. Marine Corps Systems Command and the U.S. Navy Seabees. We are actively pursuing opportunities to provide additional armor solutions for military platforms, both in the U.S. and abroad. To execute upon this growth strategy, we are engaging strategic advisors who have held key military positions to advise us on product development and market segment focus, and enhancing our presence at industry trade shows and adding additional direct sales personnel to follow-up on leads generated from such trade shows and other business development contacts. We also are placing greater emphasis on learning future trends and concepts for armoring military platforms to assist in formulating business development strategies with respect to these new platforms.

We believe we will incur at least $575,000 and $800,000 in added expenses in 2008 to increase our direct sales force and to retain strategic advisors, respectively. Our efforts, however, with respect to future trends and concepts and trade show participation will consist of increasing participation of senior management, research and development and sales and marketing personnel in these activities. These efforts are ongoing, and also will impact our strategies to form strategic partnerships with OEMs, develop strategic alliances, and pursue opportunities to supply homeland security requirements and other non-military platforms.

We have formed a team dedicated to pursue sales opportunities internationally. Currently, this team consists of three individuals focused on the European market. We believe that by the end of the second quarter of 2008, we will have representation in the Middle East. During 2008, we anticipate that our costs to organize and staff international regional offices will be between $200,000 to $400,000. We have recently bid on a few international projects and anticipate that by the fourth quarter of 2008 the number of such projects we bid on will increase. We do not expect revenues from our international expansion until the first half of 2009, at the earliest. As we pursue international business, we anticipate that an increasing portion of our business activities will become subject to U.S. export control laws.

Form Strategic Partnerships with Original Equipment Manufacturers (OEMs).  We have designed and fielded armor solutions for equipment built by material handling and civil engineering equipment manufacturers such as John Deere and JCB.  We aggressively are pursuing strategic partnership opportunities with OEMs to provide us with opportunities to include our armor solutions in armored vehicles they produce, as well as to serve as an alternate manufacturing entity for OEMs seeking to meet tight product delivery timeframes. To this end, we are seeking to further develop our existing relationships with OEMs as well as create new relationships. The costs relating to these efforts are part of the expenses we are incurring for enlarging our sales and marketing capabilities, increasing our trade show participation and visibility and our emphasis on following future trends and concepts, as described above.

We recently have entered into non-disclosure agreements with a number of OEMs to explore the foregoing opportunities. Because of the early stage of most of these discussions, we are not able to determine when definitive agreements with OEMs may be executed, the costs of any resulting work or to predict when we would generate revenues from OEM business. However, as a result of on-going discussions to enter into a relationship with one OEM of tactical wheeled vehicles and construction and material handling equipment, we expect to engage in additional vehicle prototype work during the second and third quarters of 2008 that could lead to significant manufacturing opportunities for us commencing towards the end of 2008 and the first half of 2009. If such prototype work is obtained and the manufacturing opportunities realized, we believe we would need additional operating facilities, equipment and employees.

We currently are undertaking internal feasibility studies to determine the costs of additional facilities, equipment and employees to expand manufacturing capabilities, but we believe any such costs would be significant and may require additional third party financing, which may not be available or upon reasonably acceptable terms. It is difficult to determine timelines to establish any such manufacturing capabilities as we have not entered into any definitive agreements with OEMs for such work. However, based on capacity requirements currently discussed with OEMs we believe that appropriate expanded manufacturing operations could be in place within 60 to 120 days.

Develop Strategic Alliances.  In addition to pursuing OEM relationships, we also are pursuing strategic alliances with defense contractors and teaming agreements with leading manufacturers of tactical wheeled vehicles and construction and material handling equipment to increase our visibility and sales opportunities and to share resources. In particular, we are seeking companies with product and services niches that are complementary to our own. Partnering with such companies would allow us to bid on a greater number of contracts where we do not possess all of the product or service expertise required, and participate in a wider variety of programs and projects. The costs relating to these efforts are part of the expenses we are incurring for enlarging our sales and marketing capabilities, increasing our trade show participation and visibility and our emphasis on following future trends and concepts.

Except as described below, our discussions with other potential partners are at early stages and so we are unable to predict when we would enter into definitive agreements with any them. Moreover, the submission of bids following the entry into teaming agreements or other strategic alliances are subject to uncertainty as to whether the bid we are involved with will be selected by the issuing agency. The foregoing makes estimating the timeframe in which we would realize revenues from these efforts difficult.

To date, we have teamed with a prime contractor on a bid currently being reviewed by the issuing U.S. government agency, in which we would provide the security portion of the contract. We expect a decision by the issuing agency on or before July, 2008. The bid is for an Indefinite Delivery/Indefinite Quantity (or IDIQ), and if such prime contractor’s bid is selected, task orders submitted to us would vary.

Capitalize on Increased Homeland Security Requirements and Non-Military Platforms. The creation of the U.S. Department of Homeland Security has increased the U.S. government’s focus on strengthening domestic infrastructure for homeland security. We have a number of products and solutions that have application to architectural protection and domestic safety, as well as to the protection of civilian, correctional and law enforcement personnel, including blast and ballistic resistant glass and glazing, and our vehicle barriers, trans-barrier system, forced entry blast resistant curtain wall and doors and mobile ballistic shield. We are increasing our marketing efforts with respect to these products and our services in the design, fabrication and installation of transparent and opaque armored products, to U.S. Department of Homeland Security, state and local governments, law enforcement and the private sector, including the construction industry.

To market our products to these customers, we are leveraging our past successful installations of blast and ballistic resistant glass products at a national stock exchange and a national broadcasting company, the use of our bullet resistant glass solutions by a U.S. federal enforcement agency, and the brand recognition we have developed with the success of our products in Iraq and Afghanistan. We currently have four sales personnel dedicated to pursuing these non-military sales opportunities and have a target of hiring an additional four persons, which we believe will be achieved during 2008. The cost of such additional personnel is included in our cost estimates to expand our direct sales force discussed above. We also anticipate the need for additional support personnel for this initiative, including architects and engineers. We expect that our increased costs for such support personnel will be in the $200,000 to $300,000 range for 2008.

To supplement our internal growth efforts to capitalize on increased homeland security requirements and non-military platforms, we also will seek to identify and acquire smaller companies with expertise and success in such markets. Ideal candidates will have an excellent reputation, existing backlog and be valued in the one to three million dollar range. Depending on the size and quality of an acquisition target, we may be required to raise additional capital to fund the purchase price. In March and April of 2008, we raised approximately $15,000,000 through the sale of our Series A Convertible Preferred Stock and warrants to purchase our common stock. Also as part of such financing, the investors are obligated to make an additional aggregate investment of $500,000 in our company if we list our common stock on the American Stock Exchange on or before June 30, 2008. We currently do not have any specific plans to raise additional monies and if our available capital is not sufficient to finance an acquisition, there is no assurance that financing would be available or upon reasonably acceptable terms. We do not currently have any definitive agreements to acquire any companies.

Focus on an Advanced Research and Development Program to Capitalize on Increased Demand for New Armor Materials.  In the transparent armor market new materials are being introduced along with new composite manufacturing methods to reduce the high cost of some composite materials, such as glass ceramics, Alon, Spinel and Sapphire when combined with other materials such as polycarbonate. In combination with our efforts to place greater emphasis on learning future trends and concepts for armoring military platforms, we intend to utilize our expertise in the research and development of new armor makeup to explore the incorporation of these new materials in our existing and future products and solutions.

In 2007, we expended $612,000 for research and development expenses as compared to $90,000 spent in 2006.  We expect to incur in excess of $800,000 for research and development expense in 2008. The adoption of armor products with new materials or manufactured using new composite methods generally is a long process with periods of research and development, prototyping, testing by third party laboratories and customer acceptance. For this reason, we are unable to estimate when we may realize revenues from products containing new armor materials.

We are pursuing each of the above growth strategies simultaneously. Over the next 12 months, we expect to see revenue from our efforts to expand our exposure to military platforms in the U.S., as these efforts generally are an expansion of our historical business development activities. Because we are now just exploring sales opportunities internationally, we do not expect any substantial revenue from foreign customers during the remainder of 2008. However, we are projecting international sales to become a significant portion of our revenue starting in the second half of 2009.

Also during the next 12 months, we believe our growth strategies to enter into partnerships and alliances with OEMs, defense contractors and manufacturers of tactical wheeled vehicles and construction and material handling equipment will yield revenue in absolute dollars that is significantly less than revenue from our historical core armoring business for the U.S. military, but that revenue growth resulting from such partnerships and alliances will exceed those of our sales to the U.S. military.

The results of our strategy to increase non-military sales to the U.S. Department of Homeland Security and the private sector will be dependent upon how quickly we are able to expand our sales and marketing personnel dedicated to such sales opportunities, and whether we are able to identify and successfully acquire companies in that target market. We believe we will continue to make sales to non-military customers and that such sales will grow significantly beginning in the second half of 2008 and into 2009. The ability to identify, attract and close upon suitable acquisition targets, however, will likely be more time consuming than expanding our sales force and thus we cannot predict when, and the extent to which, acquisitions will add capacity and enhance our revenue.

Relative to our other growth strategies, we believe our focus on advanced research and development of new armor materials will lag in terms of directly resulting in revenue increases over the next 12 months. Given the increasing demands by customers for lighter, yet stronger armoring solutions, we believe it is important that we keep pace with new developments in the armoring market. Moreover, we believe that demonstrating our commitment to industry advances as well as the depth of our engineering and design expertise benefits our reputation and ability to consummate sales.

Products

We offer a variety of products and solutions incorporating our transparent and opaque armor solutions. We also have a number of products in development.

Current Products

Crew Protection Kits (CPKs). We design, engineer, fabricate prototypes, integrate the production of and deliver CPKs to customers in crates and pallets or install completed CPKs on vehicles.  Installation may occur domestically or abroad as specified by a contract’s requirements.  CPKs provide comprehensive armor protection of operator compartments through the integration of opaque armor, transparent armor, specialized insulation, ingress/egress windows, combat locks and other specialized hardware, customized air conditioning units, customized windshield wipers, alternators and, for wheeled vehicles, improved tires. Our technicians are able to quickly train military personnel to install the kits themselves. Our technicians and military personnel have successfully installed our up-armor kits at bases in the Iraq, Kuwait and Afghanistan and the United States.

VistaSteel Transparent Armor.  VistaSteel transparent armor incorporates the process of bonding polycarbonate and glass under pressure and heat, producing a tough and resilient laminated glass and providing a defensive barrier to protect against firearms, physical attack and explosive blasts.  The VistaSteel transparent armor product is sold in varying thicknesses depending on the type and level of defense required by the customer. These products have the properties of superior protection while utilizing thinner laminates. We can provide VistaSteel in spall or no-spall configurations as well as providing de-frosting and de-icing and films for architectural applications.  Spall refers to the fragments of armor material that can be released from the inner surface of armor when the outer surface is impacted by a weapon’s blast or projectile.  For example, upon impact from a blast or projectile on one side of the armor material, the other side may release fragments of the armor material, such as glass shards, which may impact the personnel or equipment being protected.

VistaSteel Opaque Armor. VistaSteel opaque armor is utilized in conjunction with VistaSteel transparent armor to form comprehensive up-armor or add-on armor kits.  A vehicle armor kit consists of full perimeter protection including front and rear vehicle armor, doors with operable and non-operable windows, windshields, rear windows, roof and undercarriage protection.  These kits are engineered and installed on a wide variety of military vehicles, including many variations of the High Mobility Multipurpose Wheeled Vehicle.

VistaGuard Windows. VistaGuard windows are Forced Entry Blast Resistant (FEBR) windows, window frames and transparent armor assemblies used to mitigate forced entry, ballistic and terrorist threats in high visibility targets.

Forced Entry Blast Resistant Curtain Wall. A full scale (approximately 6’ x 8’) FEBR window and frame has been constructed for potential use in U.S. embassies and other federal facilities around the world. The prototype FEBR window and frame have successfully completed DoS testing.

Mobile Ballistic Shield. We have responded to interest by police agencies, correctional agencies and other security agencies for a bullet-resistant, transparent mobile shield for use as a protection device in hostage negotiation and other hostile situations.  Mobile Ballistic Shields have been sold to law enforcement agencies in New York and to the U.S. Department of Veterans Affairs.

Trans-Barrier System. We have developed a transparent armor shield to mount to the top of existing Jersey Barriers to provide ballistic and blast protection while maintaining openness and visibility to any location or facility requiring enhanced and expandable fragmentation protection.

Heated Ballistic Ships’ Window. Prototype windows have been provided for evaluation for use on an Australian ship.  The windows are ITO (Indium Tin Oxide) coated.  The coating heats when an electrical current is applied.  The coating is virtually invisible and can also incorporate RF or EMI filters. We have satisfied the ballistics standards as required by our customer through testing at Southwest Research Institute.

Proprietary Hardware. Our hinges, rotary and slam latch, combat lock and egress window have been extensively tested by the U.S. Department of Defense for survivability and vulnerability testing through live-fire arena testing and Fragmentation Simulation Projectile, or FSP, exploitation tests.

Vehicle Anti-Ram Barriers. Our vehicle anti-ram barriers are designed to prevent vehicles from passing through a designated area. Barriers include concrete cylinders secured to the ground, called bollards, steel gates and steel wedges that deploy out of the ground.

Products in Development

T2 Ballistic Range. We are marketing a live fire interactive training range system throughout North America. This training range is designed to allow users to use weapons with live ammunition while being immersed in a real time interactive training scenario. The user experiences the scenario as if it were occurring in real time—sophisticated sensors and computers enable the filmed scenario to respond to the actions of the user in real time. The integration of a state of the art bullet trap results in a thoroughly safe enclosed training environment. The T2 Ballistic Range may be customized to provide training to war fighters or law enforcement personnel.

The T2 Ballistic Range is nearing completion, requiring only installation of the cooling system, final construction and testing. We estimate these last steps to cost approximately $100,000 to $150,000. Our first T2 Ballistic Range is expected to be complete and operational towards the end of the second quarter of 2008.

Lightweight Police Shield. We are in the process of developing a handheld, lightweight police shield.  The shield is expected to reduce the weight of current shields by 10 to 20% and to provide better ballistics and improved ergonomics.  The shield is undergoing comparison testing during its final development which is expected to cost approximately $50,000. We are targeting availability of the shield by mid 2008.

Lightweight Combat Helmet. We currently are exploring the use of advanced armor materials for improving the ballistic capability of combat helmets.  We are working to develop a helmet with improved ballistic resistance.  We expect a helmet prototype will be ready for testing in late April 2008 and we are targeting the beginning of the third quarter of 2008 for a production ready version. Our anticipated costs for completing the prototype and conducting final testing to be approximately $50,000 for each step.

None of the foregoing products in development are expected to require outside funding.

                Product Testing

Our armor products and solutions are tested extensively, both during the research and development phase and during customer evaluation of product materials, prototypes and production vehicles. These tests have been and continue to be conducted at many premier U.S. Department of Defense labs including Aberdeen Proving Grounds and the Naval Air Weapons Station at China Lake, as well as at testing facilities at the University of Dayton, Southwest Research Institute, Chesapeake Testing and Oregon Ballistic Labs and in active military combat situations in Iraq and Afghanistan.

Testing includes ballistic and blast protection testing (both on the armor itself and the edges, seams and other related structures), determination of ease of use by soldiers (e.g., opening doors, rolling down windows, entrance or exit of vehicles) and automotive testing to evaluate the effect of the armor solution’s weight and other characteristics on the vehicle’s road handling, wear and tear on mechanical parts, stress points caused by the extra weight, and drive shafts and power trains.  Because we generally do not pursue contracts where we do not already know or have a high degree of confidence that our existing product or planned application of our product solution satisfies or will satisfy the customer’s requirements, our products and solutions usually pass customer testing.  When desired results are not obtained, we sometimes are required to effect minor redesigns of the product.

Operations and Manufacturing

Our personnel includes technical specialists in engineering, ballistics, government contracts, program management and logistics who participate in the research and development of our add-on armor (AoA) solutions.  Our technical specialists work collaboratively with customers in order to determine mission specific requirements.  Through feedback from the technical specialists, the appropriate products are customized to fit contract specifications.

We purchase most of the components and materials used in our products from various suppliers. Of these suppliers, Action Group supplies approximately 35%, and Standard Bent Glass and Red Dot each supply between 10% and 15% of our overall supply needs.  The primary materials used in the manufacturing of our products are polycarbonate glass and steel. These materials are generally available from a number of different suppliers.  The bulk of such raw material is purchased from relatively few sources of supply, and in particular, Action Group supplies all of our steel pieces and hardware, and Standard Bent Glass supplies all of our glass requirements.  Red Dot supplies all of our vehicle air conditioning and heating equipment for our CPKs. We believe, however, that alternative sources are readily available.

We have implemented a Quality Assurance Procedure for vendor management in order to obtain the highest quality materials with minimal lead times.  In order for a vendor to be utilized by us they are screened for quality assurance, prior dealings with our company and our personnel, reputation in the industry, professional affiliations and quality of product.  Our Project Managers and/or engineers will perform a production site inspection of an approved vendor.  A copy of the Approved Vendors’ quality assurance plan and/or International Organization for Standardization (ISO) certification is retained.

We have also implemented Quality Control Procedures for the identification of non-conforming materials, corrective actions and preventative actions.  Each step of production entails review and inspection by a trained and experienced Area Manager.  The Area Manager coordinates with the Project Manager and, where applicable, ensures that quality assurance procedures and standards are applied. When required, the Project Manager and/or members of the Engineering Department conduct site visits of Approved Vendor facilities to review quality assurance and inspect goods during the production of the goods.

We carry inventory items to ensure availability of new or replacement parts as needed.  This is standard within the industry as it may take several weeks or months to receive parts.  In addition, this allows us the ability to provide spare parts upon request.

We continually improve the effectiveness of the quality management system through use of quality policy, quality objectives, audit results, analysis of data, and corrective and preventative actions.  The effectiveness of the quality management system is reviewed during periodic management reviews.

Advertising and Marketing

Most business development activities are implemented through strong client relationships maintained by our technical or professional management staff. We believe that these personnel have the best understanding of client’s needs and the effect of local or client-specific issues, laws and regulations. Our senior and middle managers hold frequent meetings with existing and potential clients, and federal, state or local agencies, give presentations to civic and professional organizations and give seminars on current technical topics. Our entire staff continuously networks to broaden our client base in core services.  We continue to explore various domestic and international relationships to increase our sales and market penetration.

Our business development group develops corporate marketing materials, market research, promotional and professional activities, including appearances at trade shows, direct mailings and public relations. We conduct sales strategy meetings in which we track the development of new programs and identify and coordinate collective resources to meet our objectives. We continuously identify new markets that are consistent with our service offerings and develop and implement strategies to research, anticipate, and position for future procurements.

We actively participate in shows involving defense operations and technology, military vehicles, law enforcement technology and military force protection, including the Association of the U.S. Army Annual Conference and Winter Symposium, Marine Expo, and Tactical Wheeled Vehicle conferences. Additionally, our marketing efforts include our web site, preparation and distribution of brochures, advertising focused on the military community, and live-fire exhibitions demonstrating our product capabilities. We do not use independent referral sources to assist in identifying opportunities for our products and services and we do not pay any referral fees.

Research and Development

Our research and development efforts are focused on improving and enhancing our existing products, solutions and processes, as well as developing new products and applications.  Our core competency is in proprietary transparent and opaque armor solutions.  While third party contractors often manufacture our products, it is our proprietary designs, engineering and research and development process that differentiates us from our competitors. Over the past year, we have been able to increase the fragmentation performance of the glass used in our CPK’s with minor increase in weight while still remaining compatible with our current glass framing system.

Our on-going research and development includes evaluations of ceramic materials including alumina, silicon carbide, Sapphire, boron carbide and Alon for use in future lightweight CPK’s and personal protective equipment. We believe that these materials, among others, will be used in our continuing efforts to:

•                  enhance combat helmets with greater ballistic protection;

•                  produce a new, lightweight line of ballistic eye and face protective equipment for use by military and civilian law enforcement;

•                  continue development of our mobile, transparent police shield as well as a lightweight, ballistic hand-carried shield that provides greater visibility and lower weight than existing shields; and

•                  enhance our existing glass laminates to further control deformation and improve fragmentation performance.

Security Clearances

We also maintain and hold the requisite facility and personal security clearances allowing the company to obtain and perform contracts requiring access to classified information.  Cleared employees are typically difficult to identify, recruit and retain and usually command a significant premium to non-cleared employees with similar capabilities and backgrounds.

Intellectual Property

We rely primarily on trade secrecy to protect our technologies that we believe are proprietary. However, our management believes that patents are important for technologies where trade secrecy alone is not a reliable source of protection. Accordingly, we have applied for several U.S. patents relating to armoring technology.

We also own U.S. trademarks and copyrights relating to our products and services. Although we can compete in any of our product markets regardless of our intellectual property, we believe the protection afforded by our intellectual property provides us with important technological competitive advantages over our competitors.  We believe this has enabled us to increase our market share through brand recognition with innovations that are difficult for competitors or new entrants to duplicate.

All costs associated with trademarks and patents are expensed as incurred.  These costs would be included as research and development or professional fees in the Statement of Operations.

We consider the following technologies proprietary:

Asymmetric Composite Materials are proprietary technologies, the principles of which derived from research and field testing that is integrated into both our transparent and opaque armor solutions. Asymmetric refers to the use of different materials and thicknesses, laminated in functional configurations which enable the glazing and panels to achieve a total composite performance superior to that of the individual materials alone.

Anti-Ballistic Egress Window are design innovations that provides secure egress from a damaged vehicle for the occupants.  The window utilizes a double frame arrangement that enables first responders to remove a large window area without the need for tools, in order to extract an injured operator from the vehicle.  Similarly, the operator himself can disengage the window from inside the cab, without the use of tools, to exit the vehicle in an emergency.

Our Latch Assembly embodiments are designed to withstand extreme environmental conditions and to secure armored door assemblies in combat.  Using materials to produce a long service life, the latch has few moving parts and is resistant to contamination that might result in jamming.  We are currently marketing this latch assembly to several OEMs for installation on their vehicles.

Our Combat Lock embodiments are designed to provide additional security to a vehicle door to prevent forced entry by hostile forces and to prevent the door from opening when exposed to an explosive blast.  The Combat Locks are engaged by the vehicle operator from the inside but can be quickly released from the outside by rescue personnel using a standard rescue wrench.  Typically, the release is accomplished by removing only three bolts.  The Combat Locks are independent from the door latch assemblies and can be installed in different orientations, right or left, for commonality in 7 different vehicles.  We also market the Combat Locks for installation in OEM vehicles.

Our Wiper Arm embodiment innovations are wiper extensions which enable wiper assemblies to function properly in conjunction with CPKs on a variety of military and construction vehicles.

We own the following trademarks and copyrights for our innovative designs and products: VistaSteel, VistaGuard, Guard Shield, American Defense Systems, ADSI and “We Protect and Serve those who Defend, Serve and Protect Us…”.

Customers and Certain Contracts

We serve primarily the U.S. defense market, with a focus on the other Departments within the federal government, thus our sales are highly concentrated within the U.S. government.  Our customers include various branches of the U.S. military through the U.S. Department of Defense and the U.S. Secretary Service and to a much lesser extent other U.S. government, law enforcement and corrections agencies as well as multinational companies.

During 2006, two contracts with the U.S. Department of Defense represented 90% of our revenue, a five year TACOM Indefinite Delivery/Indefinite Quantity (or IDIQ) contract and a two year TACOM contract, both of which commenced in 2005.  During 2007, three contracts with the U.S. Department of Defense represented 95% of our revenue, a two year U.S. Marine Corp. contract which commenced in 2007, as well as the two above contracts.

While we believe we have satisfied and continue to satisfy the terms of these contracts, there can be no assurance that we will continue to receive orders under such contracts.  Our government customers generally have the right to cancel any contract, or ongoing or planned orders under any contract, at any time.  If any of these three contracts were canceled or there are significant reductions in expected orders under any of the contracts, our revenues could decrease significantly and our business could be severely harmed.

Backlog

Our backlog as of December 31, 2007, which consists primarily of contracts with the U.S. government, was $48 million, and our backlog as of December 31, 2006 was $22 million.  Of our $48 million of backlog as of December 31, 2007, we expect that $39 million and $9 million will be filled in 2008 and 2009, respectively.

We define backlog as the future revenue we expect to receive from our contracts; excluding purchase and delivery orders relating to armor component and hardware supplies because of their generally short-term nature.  The contracts included in our backlog are firm fixed price contracts where we act as either the prime or as a subcontractor.  Our revenue estimates for a particular contract, including IDIQ contracts, are based, to a large extent, on the amount of revenue we have recently recognized on that contract, our experience in utilizing capacity on similar types of contracts, and our professional judgment.  We do not include estimated revenue from contract options that have not been exercised.  Our revenue estimate for a contract included in backlog can be lower than the revenue that would result from our customers utilizing all remaining contract capacity.  In particular, the receipt of revenues reflected in our backlog estimates for the following twelve months will generally be more certain than our backlog estimate for periods thereafter.

We have not historically tracked our “funded” backlog, which we define as amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Although we are aware of appropriations made with respect to our U.S. government contracts, our primary government customers in 2006 and 2007 have the ability to reallocate the funds within such appropriations among various projects and contracts included in a given appropriation.  Subject to this reallocation possibility and the definition of “backlog” above, our funded backlog as of December 31, 2007 was $48 million.

Competition

We are subject to significant competition that could impact our ability to gain market share, win business and increase the price pressure on our products. We face strong competition from a wide variety of firms, including large, multinational defense and aerospace firms as well as small businesses.

Some of our primary direct competitors are the following:

•                  BAE Systems/Armor Holdings, a multi-national defense and security company headquartered in London, England, which provides security products, armored vehicles, vehicle armor systems and security risk management services;

•                  Ibis Tek, located in Pennsylvania, which provides laminated glass security products;

•                  Sieraccin Corporation, located in California, which provides light weight transparencies for aviation and security applications;

•                  Ceradyne, Inc., located in California, which provides ceramics for industrial, automotive and armor applications;

•                  Armor Works, located in Arizona, which provides body armor, vehicle armor and aircraft armor systems; and

•                  Plasan Sasa, an Israeli company which provides armor protection products for vehicles and aircraft and naval armor systems.

We believe the principal factors that generally determine a company’s competitive advantage in the armoring market are:

•                  engineering and design capabilities;

•                  broad product functionality;

•                  customer service and execution;

•                  sales and marketing capabilities; and

•                  reputation in the industry.

We believe that we compete favorably with respect to each of these factors. In particular, we believe our design and engineering expertise in providing fully integrated ballistic and blast protected armor products provides an advantage over our competitors who provide protection against only selected ballistic threats. We also believe that our experience creating armor solutions for applications other than in military and construction vehicles (such as bullet and blast resistant glass and glazing for infrastructure applications, forced entry blast resistant curtain walls and mobile ballistic shields) and our strategy to research and explore new armor materials and their potential applications in new and existing armor solutions, gives us a competitive advantage over our competitors who focus primarily on existing armor materials or vehicle or military applications.

Many of our products have a number of applications, such as our thirty-four common size armor windows and fifty-one different add-on armor (AoA) kits for construction and material handling equipment. We believe that the broad functionality and application of our products and product components provides us with a competitive advantage over certain of our competitors whose products are applied in more narrow applications.

We have an experienced sales and marketing team, many of whom have a substantial military background in addition to extensive government contract sales experience. Many of our senior managers and technical experts have long-standing customer relationships and knowledge of our customers’ mission-critical requirements. We believe this experience and these relationships gives us a competitive advantage. In order to enhance our revenue opportunities and grow our business, however, we believe we need to supplement our sales and marketing capabilities and intend to increase the number of our direct sales personnel.

We focus on order execution and on-time delivery of products and solutions. Our employees understand that the products they design, sell and service save the lives of U.S. military personnel protecting and rebuilding our foreign interests. We believe this strengthens our commitment to customer service generally, and in particular with our U.S. government customers, and gives us a competitive advantage. These factors, combined with the success of our products in Iraq and Afghanistan and our work with the U.S. TACOM, U.S. Marine Corps, U.S. Navy and high profile commercial customers, have given us a significant level of brand recognition. Moreover, we were nominated by the TACOM as one of the top small business contractors working on federal contracts in 2007, and we were awarded the U.S. Small Business Administration’s Prime Contractor of the Year for Region II in 2007. We believe these factors enhance our credibility with respect to our ability to successfully design and deliver armor solutions when competing for new business.

Although we believe we compete favorably against our competitors with respect to the above principal competitive factors in the armoring market, many of our competitors have considerably greater financial, marketing and technological resources. Certain competitors operate larger facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Moreover, we may not have sufficient resources to undertake the continuing research and development necessary to remain competitive. Each of these factors could make it difficult for us to win new contracts and compete successfully.

Regulation

Our operations and products are subject to extensive government regulation, supervision, and licensing under various federal, state, local and foreign statutes, ordinances and regulations. Certain governmental agencies such as the Environmental Protection Agency, or EPA, Occupational Safety and Health Administration, or OSHA, and the Department of Labor, or DOL monitor our compliance with their regulations, require us to file periodic reports, inspect our facilities and products, and may impose substantial penalties for violations of the regulations.

The majority of our business is conducted under long term contracts which are administered by the U.S. Department of Defense. These contracts are subject to product and facility inspection by the Defense Contract Monitoring Agency, or DCMA, as well as auditing by the Defense Contract Audit Administration, or DCAA.

While we believe that we maintain all requisite licenses and permits and are in compliance with all applicable federal, state, local and foreign regulations, there can be no assurance that we will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a materially adverse effect on our business, financial condition, and results of operations.

Environmental Matters

We are subject to federal, state, local and foreign laws and regulations regarding protection of the environment, including air, water, and soil. Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as solvents, lubricants, degreasing agents, gasoline and resin. We must comply with certain requirements for the use, management, handling, and disposal of these materials. We currently maintain insurance for debris removed but do not currently maintain insurance for pollutant cleanup.  If we are found responsible, however, for any hazardous contamination, any fines or penalties we may be required to pay or any clean up we are required to perform could be very costly. Even if we are charged and later found not responsible for such contamination or clean up the cost of defending the charges could be high. If either of the foregoing occurs, our business results from operations and financial condition could be materially adversely affected. We do not believe we have any material environmental liabilities or that compliance with environmental laws, ordinances, and regulations will, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations.

Insurance Coverage

We maintain insurance coverage against losses, including fire, casualty and theft, for each of our locations in amounts we believe to be adequate.

Employees

All corporate functions are based in our headquarters.  As of April 18, 2008, we had approximately 90 full-time employees and consultants located in Hicksville.  Our employees and consultants are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.  To continue expanding our revenues we will require additional staffing and support, particularly in the areas of administrative, engineering, sales and administration.

Series A Convertible Preferred Stock Financing

We entered into a Securities Purchase Agreement (“Purchase Agreement”) on March 7, 2008 to sell shares of our Series A Convertible Preferred Stock (“Series A Preferred”) and warrants (“Investor Warrants”) to purchase shares of our common stock, and to conditionally sell shares of our common stock, to three investors. The investors have agreed to purchase an aggregate of 15,000 shares of Series A Preferred and Investor Warrants to purchase up to 3,750,000 shares of common stock, and to conditionally purchase 100,000 shares of common stock. The aggregate purchase price for the Series A Preferred and Investor Warrants is $15,000,000 and the aggregate purchase price for the common stock is $500,000. For a description of the material terms of the Series A Preferred and Investor Warrants, please see “Description of Registrant’s Securities to be Registered—Preferred Stock, —2008 Investor Warrants.”

An initial closing under the Purchase Agreement was held on March 7, 2008 in which an aggregate of 10,975 shares of Series A Preferred and Investor Warrants to purchase up to 2,743,706 shares of Common Stock were issued for an aggregate purchase price of $10,975,000. After the payment of investor expenses of $60,000 and the $658,500 cash portion of the placement agent fee described below, we received net proceeds of $10,256,500.

A subsequent closing under the Purchase Agreement was held on April 4, 2008 in which an additional 4,025 shares of Series A Preferred and Investor Warrants to purchase up to 1,006,294 shares of common stock were issued for an aggregate purchase price of  $4,025,000. After the payment of the $241,500 cash portion of the placement agent fee described below, we received net proceeds of $3,783,500.

If we successfully list our common stock on the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, or The New York Stock Exchange, Inc. (each, an “Eligible Market”) on or prior to June 30, 2008, the investors will purchase an aggregate of 100,000 shares of common stock for an aggregate purchase price of $500,000 within five business days after such listing date.

In connection with sale of the Series A Preferred and Investor Warrants under the Securities Purchase Agreement described above, our placement agent for the transaction is entitled to a cash fee equal to 6.0% of the gross proceeds and warrants to purchase that number of shares of common stock equal to 6.0% of the number of shares of common stock issued in the financing. For the initial closing above, the placement agent received a cash payment of $658,500 (6.0% of $10,975,000) and warrants to purchase 493,872 shares of Common Stock (6.0% of the sum of (i) 5,487,500, the initial number of shares of Common Stock into which the Series A Preferred issued in the March 7, 2008 closing may be converted and (ii) 2,743,706, the initial number of shares of common stock that may be purchased under the Investor Warrants issued in the March 7, 2008 closing). At the April 4, 2008 closing, the placement agent received an additional cash payment of $241,500 (6.0% of $4,025,000) and warrants to purchase up to 181,128 shares of Common Stock (6.0% of the sum of (1) 2,012,500, the initial number of shares of Common Stock into which the Series A Preferred issued in the April 4, 2008 closing may be converted and (2) 1,006,294, the initial number of shares of common stock that may be purchased under the Investor Warrants issued in the April 4, 2008 closing). For a description of the material terms of the placement agent warrants, please see “Description of Registrant’s Securities to be Registered—2008 Placement Agent Warrants.”

Item 1A.  Risk Factors

Our business, industry and common stock are subject to numerous risks and uncertainties.  The discussion below sets forth all of such risks and uncertainties that are material. Any of the following risks, if realized, could materially and adversely affect our revenues, operating results, profitability, financial condition, prospects for future growth and overall business, as well as the value of our common stock.

Risks Relating to Our Company

We depend on the U.S. Government for a substantial amount of our sales and our growth in the last few years has been attributable in large part to U.S. wartime spending in support of troop deployments in Iraq and Afghanistan. If such troop levels are reduced significantly, our business may be harmed; and if we do not continue to experience demand for our products within the U.S. Government, our business may fail.

We serve primarily the defense market and our sales are highly concentrated within the U.S. government.  Customers for our products include the U.S. Department of Defense, including the U.S. Marine Corps and TACOM, and the U.S. Department of Homeland Security.  Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for these customers. Many government agencies have in the past experienced budget deficits that have led to decreased spending in defense, law enforcement and other military and security areas.  Our results of operations may be subject to substantial period-to-period fluctuations because of these and other factors affecting military, law enforcement and other governmental spending.

U.S. defense spending historically has been cyclical. Defense budgets have received their strongest support when perceived threats to national security raise the level of concern over the country’s safety, such as in Iraq and Afghanistan. As these threats subside, spending on the military tends to decrease. Accordingly, while U.S. Department of Defense funding has grown rapidly over the past few years, there is no assurance that this trend will continue. Rising budget deficits, the cost of the war on terror and increasing costs for domestic programs continue to put pressure on all areas of discretionary spending, which could ultimately impact the defense budget.  A decrease in U.S. government defense spending, including as a result of significant U.S. troop level reductions in Iraq or Afghanistan, or changes in spending allocation could result in our government contracts being reduced, delayed or terminated. Reductions in our government contracts, unless offset by other military and commercial opportunities, could adversely affect our ability to sustain and grow our future sales and earnings within the U.S. Department of Defense.

Our revenues in 2006 and 2007 have been concentrated in a small number of contracts obtained through the U.S. Department of Defense and the loss of, or reduction in estimated revenue under, any of these contracts, or the inability to contract further with the U.S. Department of Defense could significantly reduce our revenues and harm our business.

During 2006, two contracts with the U.S. Department of Defense represented 90% of our revenue, and during 2007, three contracts with the U.S. Department of Defense represented 95% of our revenue.  While we believe we have satisfied and continue to satisfy the terms of these contracts, there can be no assurance that we will continue to receive orders under such contracts.  Our government customers generally have the right to cancel any contract, or ongoing or planned orders under any contract, at any time.  If any of these three contracts were canceled, there are significant reductions in expected orders under any of the contracts, or we were unable to contract further with the U.S. Department of Defense, our revenues could significantly decrease and our business could be severely harmed.

We are required to comply with complex procurement laws and regulations, and the cost of compliance with these laws and regulations, and penalties and sanctions for any non-compliance could adversely affect our business.

We are required to comply with laws and regulations relating to the administration and performance of U.S. government contracts, which affect how we do business with our customers and impose added costs on our business. Among the more significant laws and regulations affecting our business are the following:

•      The Federal Acquisition Regulations—

Along with agency regulations supplemental to the Federal Acquisition Regulations, comprehensively regulate the formation, administration and performance of federal government contracts

•      The Truth in Negotiations Act—

Requires certification and disclosure of all cost and pricing data in connection with contract negotiations

•      The Cost Accounting Standards and Cost Principles—

Imposes accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts

•                  Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data. We engage in international work falling under the jurisdiction of U.S. export control laws. Failure to comply with these control regimes can lead to severe penalties, both civil and criminal, and can include debarment from contracting with the U.S. government.

Our contracting agency customers periodically review our performance under and compliance with the terms of our federal government contracts. We also routinely perform internal reviews. As a result of these reviews, we may learn that we are not in compliance with all of the terms of our contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including

•                  Termination of contracts

•                  Forfeiture of profits

•                  Cost associated with triggering of price reduction clauses

•                  Suspension of payments

•                  Fines, and

•                  Suspension or debarment from doing business with federal government agencies.

If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition, or operating results could be materially harmed. In addition, we are subject to industrial security regulations of the U.S. Department of Defense and other federal agencies that are designed to safeguard against unauthorized release or access to classified information by foreign nationals.

Government contracts are usually awarded through a competitive bidding process that entails risks not present in the acquisition of commercial contracts.

A significant portion of our contracts and task orders with the U.S. government is awarded through a competitive bidding process. We expect that much of the business we seek in the foreseeable future will continue to be awarded through competitive bidding. Budgetary pressures and changes in the procurement process have caused many government customers to increasingly purchase goods and services through indefinite delivery/indefinite quantity, or IDIQ contracts, General Services Administration, or GSA schedule contracts and other government-wide acquisition contracts, or GWACs. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under each such contract. Competitive bidding presents a number of risks, including without limitation:

•                  the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•                  the substantial cost and managerial time and effort that we may spend to prepare bids and proposals for contracts that may not be awarded to us;

•                  the need to estimate accurately the resources and cost structure that will be required to service any contract we award; and

•                  the expense and delay that may arise if our or our partners’ competitors protest or challenge contract awards made to us or our partners pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected, and that could cause our actual results to be adversely affected. In addition, upon the expiration of a contract, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts would cause our actual results to be adversely affected.

The U.S. government may reform its procurement or other practices in a manner adverse to us.

Because we derive a significant portion of our revenues from contracts with the U.S. government or its agencies, we believe that the success and development of our business will depend on our continued successful participation in federal contracting programs. The U.S. government may reform its procurement practices or adopt new contracting rules and regulations, including cost-accounting standards and requiring competitors to submit bids or perform work through teaming arrangements, that could be costly to satisfy or that could impair our ability to obtain new contracts. It also could adopt new contracting methods to GSA or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain socio-economic or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the U.S. government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the U.S. government may obtain from private contractors. These changes could impair our ability to obtain new contracts. Any new contracting methods could be costly or administratively difficult for us to implement and, as a result, could harm our operating results.

Our contracts with the U.S. government and its agencies are subject to audits and cost adjustments.

U.S. government agencies, including the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contracts and government contractors’ incurred costs, administrative processes and systems. Certain of these agencies, including the DCAA, review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also review the adequacy of our internal control systems and policies, including our purchase, property, estimation, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome of an audit by the DCAA or another government agency could cause actual results to be adversely affected and differ materially from those anticipated. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Each of these events could cause our actual results to be adversely affected.

A portion of our business therefore depends upon obtaining and maintaining required security clearances, and our failure to do so could result in termination of certain of our contracts or cause us to be unable to bid or re-bid on certain contracts.

Obtaining and maintaining personal security clearances (or PCLs) for employees involves a lengthy process, and, as noted,  it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances, or if such employees who hold security clearances terminate their employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to exercise available options, or otherwise not renew it. To the extent we are not able to engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts, which could adversely affect our business.

A facility security clearance (or FCL) is an administrative determination by the Defense Security Service (DSS), a U.S. Department of Defense component, that a particular contractor facility has the requisite level of security, procedures, and safeguards to handle classified information requirements for access to classified information. Our ability to obtain and maintain facility security clearances has a direct impact on our ability to compete for and perform U.S. government contracts, the performance of which requires access to classified information. We do not expect potential acquisitions to endanger our existing facility clearances. However, to the extent that any acquisition or merger contemplated might adversely impact our eligibility for facility security clearances, the U.S. government could revoke our existing facility security clearances if concerns engendered by the acquisition or merger, such as the involvement of a foreign entity, cannot be adequately addressed.

We may not realize the full amount of revenues reflected in our backlog, which could harm our operations and significantly reduce our future revenues.

There can be no assurances that our backlog estimates will result in actual revenues in any particular fiscal period because our customers may modify or terminate projects and contracts and may decide not to exercise contract options. We define backlog as the future revenue we expect to receive from our contracts.  We include potential orders expected to be awarded under IDIQ contracts.  Our revenue estimates for a particular contract are based, to a large extent, on the amount of revenue we have recently recognized on that contract, our experience in utilizing capacity on similar types of contracts, and our professional judgment.  Our revenue estimate for a contract included in backlog can be lower than the revenue that would result from our customers utilizing all remaining contract capacity. Our backlog includes estimates of revenues the receipt of which require future government appropriation, option exercise by our clients and/or is subject to contract modification or termination. At December 31, 2007, our backlog was approximately $48 million, of which $39 million and $9 million is estimated to be realized in 2008 and 2009, respectively.  These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, we believe that the receipt of revenues reflected in our backlog estimate for the following twelve months will generally be more certain than our backlog estimate for periods thereafter. If we do not realize a substantial amount of our backlog, our operations could be harmed and our future revenues could be significantly reduced.

U.S. government contracts often contain provisions that are typically not found in commercial contracts and that are unfavorable to us, which could adversely affect our business.

U.S. government contracts contain provisions and are subject to laws and regulations that give the U.S. government rights and remedies not typically found in commercial contracts, including without limitation, allowing the U.S. government to:

•                  terminate existing contracts for convenience, as well as for default;

•                  establish limitations on future services that can be offered to prospective customers based on conflict of interest regulations;

•                  reduce or modify contracts or subcontracts;

•                  cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•                  decline to exercise an option to renew a multi-year contract;

•                  claim intellectual property rights in products provided by us; and

•                  suspend or bar us from doing business with the federal government or with a governmental agency.

The ownership, control or influence of our company by foreigners could result in the termination, non-renewal or our inability to obtain certain U.S. government contracts, which would reduce our revenues and harm our business.

We are subject to industrial security regulations of the U.S. Department of Defense and other federal agencies that are designed to safeguard against unauthorized access by foreigners and others to classified and other sensitive information. If we were to come under foreign ownership, control or influence, our clearances could be revoked and our U.S. government customers could terminate, or decide not to renew, our contracts, and such a situation could also impair our ability to obtain new contracts and subcontracts. Any such actions would reduce our revenues and harm our business.

We depend on our suppliers and three, in particular, currently provide us with approximately 55% to 65% of our supply needs.  If we can not obtain certain components for our products or we lost our key supplier, we might have to develop alternative designs that could increase our costs or delay our operations.

We depend upon a number of suppliers for components of our products.  Of these suppliers, Action Group supplies approximately 35% and Standard Bent Glass and Red Dot each supply between 10% and 15% of our overall supply needs.  Moreover, Action Group supplies all of our steel pieces and hardware, Standard Bent Glass supplies all of our glass requirements and Red Dot supplies all of our vehicle air conditioning and heating equipment for our CPKs.  There is an inherent risk that certain components of our products will be unavailable for prompt delivery or, in some cases, discontinued.  We have only limited control over any third-party manufacturer as to quality controls, timeliness of production, deliveries and various other factors.  Should the availability of certain components be compromised through the loss of, or impairment of the relationship with, any of our three key suppliers or otherwise, it could force us to develop alternative designs using other components, which could add to the cost of goods sold and compromise delivery commitments. If we are unable to obtain components in a timely manner, at an acceptable cost, or at all, we may need to select new suppliers, redesign or reconstruct processes we use to build our transparent and opaque armored products.  We may not be able to manufacture one or more of our products for a period of time, which could materially adversely affect our business, results from operations and financial condition.

If we fail to keep pace with the ever-changing market of security-related defense products, our revenues and financial condition will be negatively affected.

The security-related defense product market is rapidly changing, with evolving industry standards. Our future success will depend in part upon our ability to introduce new products, designs, technologies and features to meet changing customer requirements and emerging industry standards; however, there can be no assurance that we will successfully introduce new products or features to our existing products or develop new products that will achieve market acceptance. Any delay or failure of these products to achieve market acceptance would adversely affect our business. In addition, there can be no assurance that products or technologies developed by others will not render our products or technologies non-competitive or obsolete. Should we fail to keep pace with the ever-changing nature of the security-related defense product market, our revenues and financial condition will be negatively affected.

We may be subject to personal liability claims for our products and if our insurance is not sufficient to cover such claims, our expenses may increase substantially.

Our products are used in applications where the failure to use our products properly or their malfunction could result in bodily injury or death.  We may be subject to personal liability claims and our insurance may not be adequate to cover such claims. As a result, a significant lawsuit could adversely affect our business. We may be exposed to liability for personal injury or property damage claims relating to the use of the products. Any future claim against us for personal injury or property damage could materially adversely affect the business, financial condition, and results of operations and result in negative publicity. Even if we are not found liable, the costs of defending a lawsuit can be high. We currently maintain insurance for this type of liability. Additionally, even if we do purchase insurance, we may experience legal claims outside of our insurance coverage, or in excess of our insurance coverage, or that insurance will not cover.

We are subject to substantial competition and we must continue research and development to remain competitive.

We are subject to significant competition that could harm our ability to win business and increase the price pressure on our products. We face strong competition from a wide variety of firms, including large, multinational, defense and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we do which may make it difficult to win new contracts and we may not be able to compete successfully. Certain competitors operate larger facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Moreover, we may not have sufficient resources to undertake the continuing research and development necessary to remain competitive.

We must comply with environmental regulations or we may have to pay expensive penalties or clean up costs.

We are subject to federal, state, local and foreign laws, and regulations regarding protection of the environment, including air, water, and soil. Our manufacturing business involves the use, handling, storage, discharge and disposal of, hazardous or toxic substances or wastes to manufacture our products. We must comply with certain requirements for the use, management, handling, and disposal of these materials. If we are found responsible for any hazardous contamination, we may have to pay expensive fines or penalties or perform costly clean-up. Even if we are charged, and later found not responsible, for such contamination or clean up, the cost of defending the charges could be high. Authorities may also force us to suspend production, alter our manufacturing processes, or stop operations if we do not comply with these laws and regulations.

We may not be able to adequately safeguard our intellectual property rights and trade secrets from unauthorized use, and we may become subject to claims that we infringe on others’ intellectual property rights.

We rely on a combination of patents, trade secrets, trademarks, and other intellectual property laws, nondisclosure agreements and other protective measures to preserve our proprietary rights to our products and production processes.  We currently have a number of U.S. pending patent applications. These measures afford only limited protection and may not preclude competitors from developing products or processes similar or superior to ours. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Although we implement protective measures and intend to defend our proprietary rights, these efforts may not be successful. From time to time, we may litigate within the United States or abroad to enforce our licensed patents, to protect our trade secrets and know-how or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive, requires management’s attention and might not bring us timely or effective relief.

Furthermore, third parties may assert that our products or processes infringe their patent rights. Our patents, if granted, may be challenged, invalidated or circumvented. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or infringement claims in the future. Infringement claims could result in substantial costs and diversion of our resources even if we ultimately prevail. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we may not be able to obtain any such licenses on acceptable terms, if at all.

Our recent acquisition of the retail outlet assets of Tactical Applications Group could fail to perform as expected, increase our costs and liabilities, and disrupt our business.

We recently acquired the assets of the retail operations of Tactical Applications Group (or TAG).  It may be difficult and costly to integrate TAG’s business into ours due to the differences in business models, differences in corporate cultures and geographic differences in the location of personnel and facilities. If we are unable to integrate TAG successfully, our revenues and operating results could suffer. In addition, we may experience attrition, including TAG’s key employees. This attrition could adversely affect our future revenue and operating results and prevent us from achieving the anticipated benefits of the acquisition.

We depend on management and other key personnel and we may not be able to execute our business plan without their services.

Our success and our business strategy depend in large part on our ability to attract and retain key management and operating personnel. Such individuals are in high demand and are often subject to competing employment offers. We depend to a large extent on the abilities and continued participation of our executive officers and other key employees. We presently maintain “key man” insurance on Anthony Piscitelli, our President and Chief Executive Officer. We believe that, as our activities increase and change in character, additional experienced personnel will be required to implement our business plan. Competition for such personnel is intense and we may not be able to hire them when required, or have the ability to attract and retain them.

We depend on the use of our operating facilities which currenly are nearing capacity.  To the extent our growth strategy is successful, our operations could require additional space by the end of 2008 which, if not obtained on a cost-effective basis, could adversely affect our results of operations and financial conditions..

Our success depends on the use of current operating facilities. However, the use of our facilities is quickly becoming maximized. To the extent our growth strategy is successful, we may require the acquisition or lease of additional property by the end of 2008 in order to effectively increase operating capabilities.  Obtaining additional space may result in the investment of substantial time and capital and may not prove cost-effective, which could harm our results of operations and financial condition.

We may partner with foreign entities, and domestic entities with foreign contacts, which may affect our business plans.

We recognize that there may be opportunities for increased product sales in both the domestic and global defense markets. We have recently initiated plans to strategically team with foreign entities as well as domestic entities with foreign business contacts in order to better compete for both domestic and foreign military contracts. In order to implement these plans, we may incur substantial costs which may include additional research and development, prototyping, hiring personnel with specialized skills, implementing and maintaining technology control plans, technical data export licenses, production, product integration, marketing, warehousing, finance charges, licensing, tariffs, transportation and other costs.  In the event that working with a foreign entities and/or domestic entities with foreign business contacts proves to be unsuccessful, we may significantly impact our resources which may affect our profitability and the costs associated with such work may preclude us from pursuing alternative opportunities. Additionally, our performance may be affected by changes in foreign political and economic environments.

We are presently classified as a small business and the loss of our small business status may adversely affect our ability to compete for government contracts.

We are presently classified as a small business as determined by the Small Business Administration based upon the North American Industry Classification Systems (NAICS) industry and product specific codes which are regulated in the United States by the Small Business Administration.  While we do not presently derive a substantial portion of our business from contracts which are set-aside for small businesses, we are able to bid on small business set-aside contracts as well as contracts which are open to non-small business entities.  It is also possible that we may become more reliant upon small business set-aside contracts. Our continuing growth may cause us to lose our designation as a small business, and additionally, as the NAICS codes are periodically revised, it is possible that we may lose our status as a small business and may sustain an adverse impact on our current competitive advantage. The loss of small business status could adversely impact our ability to compete for government contracts, maintain eligibility for special small business programs and limit our ability to partner with other business entities which are seeking to team with small business entities that may be required under a specific contract.

We intend to pursue international sales opportunities which may require export licenses and controls.

In order to pursue international sales opportunities, we have initiated a program to obtain product classifications, commodity jurisdictions, licenses, technology control plans, technical data export licenses and export related programs. Due to our diverse products, it is possible that some products may be subject to classification under the United States State Department International Traffic in Arms Regulations (ITAR). In the event that a product is classified as an ITAR-controlled item, we will be required to obtain an ITAR export license. While we believe that we will be able to obtain such licenses, the denial of required licenses and/or the delay in obtaining such licenses may have a significant adverse impact on our ability to sell products internationally. Alternatively, our products may be subject to classification under the United States Commerce Department’s Export Administration Regulations (EAR).  We also anticipate that we may be required to comply with international regulations, tariffs and controls and we intend to work closely with experienced freight forwarders and advisors. We anticipate that an internal compliance program for international sales will require the commitment of significant resources and capital.

Risks Relating to Our Common Stock

There is currently no public trading market for shares of our common stock and if our common stock fails to qualify for initial listing on the American Stock Exchange, our stockholders ability to dispose of their stock may be affected.

The Company has applied to list its common stock on the American Stock Exchange (AMEX) simultaneously with the registration of its common stock with the SEC.  However, there can be no assurance if and when initial listing criteria of the AMEX will be met or if such application will be granted or that the trading of our common stock will be sustained. If our common stock fails to qualify for initial or continued inclusion on the AMEX system, our management will consider seeking to list on a different registered stock exchange or pursuing the ability of our common stock to be quoted on the Over-the-Counter Bulletin Board or in the “pink sheets.” As a result, our stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock, and our common stock would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes. An active public market for shares of our common stock may not develop, or if one should develop, it may not be sustained. Therefore, our stockholders may not be able to find purchasers for their shares of our common stock.  Further, prior to our approval for trading on an exchange, the liquidity of our shares of common stock will be reduced, which could adversely affect our business and results of operations by making it more difficult for us to raise equity financing if necessary.

Being a public company will increase our administrative costs and will require changes in our board of directors and other corporate governance initiatives, which may be difficult and expensive to implement.

As a result of the registration of our common stock on this Form 10, we will become a public reporting company.  As such, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies.  In addition to final rules and rule proposals already made by the SEC, the American Stock Exchange (AMEX) has adopted revisions to its requirements for companies that are listed on the AMEX Exchange.  We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly.  For example, in anticipation of becoming a public company we will add personnel, particularly accounting staff, create board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and a financial printer, adopt an insider trading policy and other corporate governance policies, and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.  We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance.  These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report accurately our financial results.  This could have a material adverse effect on our share price.

Effective internal controls are necessary for us to provide accurate financial reports.  We are beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment.  During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports.

There can be no assurance that we will maintain adequate controls over our financial processes and reporting in the future or that those controls will be adequate in all cases to uncover inaccurate or misleading financial information that could be reported by members of management.  If our controls failed to identify any misreporting of financial information or our management or independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our shares could drop significantly.  In addition, we could be subject to sanctions or investigations by the stock exchange upon which our common stock may be listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•                  quarterly variations in our operating results;

•                  cyclical nature of defense spending

•                  interest rate changes;

•                  changes in the market’s expectations about our operating results;

•                  our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•                  changes in financial estimates and recommendations by securities analysts concerning our company or the defense industry in general;

•                  operating and stock price performance of other companies that investors deem comparable to us;

•                  news reports relating to trends in our markets;

•                  changes in laws and regulations affecting our business;

•                  material announcements by us or our competitors;

•                  sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•                  general economic and political conditions such as recessions and acts of war or terrorism.

Fluctuations in the price of our common stock could contribute to the loss of all or part of an investor’s investment in the company.

We currently do not intend to pay dividends on our common stock and consequently your only opportunity to achieve a return on your investment is if the price of common stock appreciates.

We currently do not plan to declare dividends on our common stock in the foreseeable future.  Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors.  Further, our credit facility restricts our ability to pay cash dividends.  Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends.  See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your common stock at a profit.

Future sales of our common stock could depress the market price of our common stock, following the establishment of a public trading market.

The market price of our common stock could decline as a result of sales of a large number of shares in the public market, after the establishment of a public trading market, if any, or the perception that such sales could occur. These sales, or the perception that such sales may occur, could depress the market price of our common stock and might make it more difficult for us or you to sell our equity securities in the future.

We currently have approximately 26,040,849 shares of our common stock that have been held for at least one year by stockholders who are not “affiliates,” as that term is defined in Rule 144 of the Securities Act of 1933.  Any of these shares may be resold immediately in the public market.

Provisions in our proposed certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

We intend to amend and restate our certificate of incorporation shortly after the effectiveness of this registration statement.  Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous.  These provisions:

•                  establish a classified board of directors so that not all members of our board of directors are elected at one time;

•                  provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

•                  provide that only our board of directors can fill vacancies on the board of directors;

•                  require super-majority voting to amend our bylaws or specified provisions in our certificate of incorporation;

•                  authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•                  limit the ability of our stockholders to call special meetings of stockholders;

•                  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•                  provide that the board of directors is expressly authorized to adopt, amend, or repeal our bylaws, subject to the rights of our stockholders to do the same by majority vote of stockholders; and

•                  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

These and other provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Item 2. Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations and statement of cash flows data for each of the years in the five-year period ended December 31, 2007, and consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements. The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth below and our consolidated financial statements and related notes included elsewhere in this registration statement.  The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,
	2003	2004	2005	2006	2007

Consolidated Statement of Operations Data:
Revenues:
Contract	$822,673	$6,171,334	$4,840,380	$25,252,994	$36,471,556
Consulting	3,000	—	—	—	—
Total revenues	825,673	6,171,334	4,840,380	25,252,994	36,471,556
Cost of revenues	613,766	4,458,704	3,510,857	17,515,486	22,426,116
Gross profit	211,907	1,712,630	1,329,523	7,737,508	14,045,440
Operating expenses:
Research and development	—	141,853	278,747	121,207	612,547
Sales and marketing	—	344,625	471,284	566,417	1,976,978
General and administrative	676,825	1,366,438	2,567,197	4,163,113	7,152,402
Depreciation	10,221	24,905	83,799	230,052	392,115
(Income) loss on disposal of fixed assets	6,892	—	8,801	950	136
Settlement of Litigation	—	—	35,000	179,300	469,488
Total operating expenses	693,938	1,877,821	3,444,828	5,261,039	10,603,666
Net operating income (loss)	482,031	(165,191)	(2,115,305)	2,476,469	3,441,774

Other (income) and expenses:
Other (income) expense	—	(1,509)	19,407	—	2,121
Interest expense	(13,781)	207,755	31,192	16,561	(8,853)
Factoring fees	—	91,556	—	—	47,964
Interest income	—	(5,996)	(60,818)	(118,033)	(101,955)
Total other (income) and expenses	(13,781)	291,806	(10,219)	(101,472)	(60,723)
Net income (loss) before taxes	(495,812)	(456,997)	(2,105,086)	2,577,941	3,502,497
Income tax benefit (expense):				534,313	(362,481)
Net income (loss):	$(495,812)	$(456,997)	$(2,105,086)	$3,112,254	$3,140,016
Net income (loss) per share:
Basic	$(0.03)	$(0.02)	$(0.06)	$0.08	$0.08
Diluted	$(0.03)	$(0.02)	$(0.06)	$0.08	$0.08
Weighted average number of shares outstanding:
Basic	16,550,147	23,672,000	33,237,705	37,163,434	38,801,840
Diluted	16,550,147	23,672,000	33,237,705	37,163,434	38,801,840

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(2,397)	$(687,903)	$(3,156,275)	$1,214,927	(2,147,847)
Investing activities	(2,997)	(163,165)	(402,468)	(500,179)	(1,373,518)
Financing activities	2,723	2,276,534	4,571,378	1,774,844	49,950

Consolidated Balance Sheet Data (at end of period):
Cash	$23,609	$1,449,075	$2,461,710	$4,951,302	$1,479,887
Total assets	173,879	2,377,640	5,367,141	13,046,751	23,554,755
Total debt	816,048	1,791,904	1,433,381	29,846	92,620
Total stockholders’ equity	(642,169)	585,736	3,933,760	9,006,012	13,297,828

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this registration statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement, particularly in “Risk Factors” in Item 1A.

Overview

                We are a provider of customized transparent and opaque armor solutions for tactical and non-tactical transport vehicles and construction equipment used by the military.  We focus primarily on research and development, design and engineering, fabrication and providing component integration.  Our armor solutions are used in retrofit applications for equipment already in service, and we work with original equipment manufacturers to provide armor solutions for new equipment purchased by the military.

                Our technical expertise is in the development of lightweight composite ballistic, blast and bullet mitigating materials used to fortify and enhance capabilities of existing and in-service equipment and structures.  We serve primarily the defense market and our sale are highly concentrated within the U.S. government.  Our customers include various branches of the U.S. military through the U.S. Department of Defense (or DoD) and to a much lesser extent other U.S. government, law enforcement and correctional agencies as well as private sector customers.

                We have experienced significant growth, with revenues of $4.8 million, $25.3 million and $36.5 million in 2005, 2006 and 2007, respectively.  The principal factor contributing to our recent growth has been increased demand by the U.S. military for lightweight ballistic and blast resistant transparent and opaque armor that protects soldiers, sailors and marines.

                Our recent historical revenues have been generated primarily from three large contracts. To continue expanding our business, we are seeking to broaden our customer base and to diversify our product and service offerings.  Our strategy to increase our revenue, grow our company and increase stockholder value involves the following key elements:

•                  increase exposure to military platforms in the U.S. and internationally;

•                  form strategic partnerships with original equipment manufacturers (OEMs);

•                  develop strategic alliances;

•                  capitalize on increased homeland security requirements and non-military platforms; and

•                  focus on an advanced research and development program to capitalize on increased demand for new armor materials.

We are pursuing each of these growth strategies simultaneously, and expect one or more of them to result in additional revenue opportunities within the next 12 months.  Please see “Business—Our Growth Strategy” for additional information.

Sources of Revenues

We derive our revenues by fulfilling orders under master contracts awarded by branches of the United States military, law enforcement and corrections agencies and private companies involved in the defense market.  Under these contracts, we provide customized transparent and opaque armor products for transport and construction vehicles used by the military, group protection kits and spare parts.

As noted in the section entitled “Business--Backlog,” of our $48 million of contract backlog as of December 31, 2007, we estimate that $39 million and $9 million will be filled in 2008 and 2009, respectively.  Accordingly, in order to maintain our current growth rate or even our current revenue levels, we will need to win more contracts with the U.S. government and other commercial entities, achieve significant penetration into critical infrastructure and public safety protection markets, and successfully further develop our relationships with OEM’s and strategic partners.  Notwithstanding the possible significant troop reductions in Afghanistan and Iraq, we expect that demand in those countries for armored military construction vehicles will continue in order to repair significant war damage and for nation-building purposes.  In addition, we are exploring interest in armored construction equipment in other countries with mine-infested regions.

We continue to aggressively bid on projects and are in preliminary talks with a number of international firms to pursue long-term government and commercial contracts, including with respect to Homeland Security.  As described above in the section entitled “Business—Our Growth Strategy”, we expect to engage in vehicle prototype work with an OEM during the second and third quarters of 2008.  If such prototype work is obtained and is successful, it could lead to a substantial manufacturing opportunity that would begin towards the end of 2008 and first half of 2009.  While no assurances can be given that we will obtain a sufficient number of contracts or that any contracts we do obtain will be of significant value or duration, we are confident that we will continue to have the opportunity to bid and win contracts as we have in 2006 and 2007.

Cost of Revenues and Operating Expenses

Cost of Revenues.  Cost of revenues consists of parts, direct labor and overhead expense incurred for the fulfillment of orders under contract.  These costs are charged to expense upon completion and acceptance of an order.  Costs of revenue also includes the costs of protyping and engineering, which are expensed upon completion of an order as well.  These costs are included as costs of revenue because they are incurred to modify products based upon government specifications and are reimbursable costs within the contract.  These costs for the production of goods under contract are expensed when they are complete.  We allocate overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and office supplies based on personnel assigned to the job. As a result, indirect overhead expenses are included in cost of revenues and each operating expense category.

Sales and Marketing.  Expenses related to sales and marketing consist primarily of compensation for our sales and marketing personnel, sales commissions and incentives, trade shows and related travel.

As our revenues increase, we plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities in order to build brand awareness and generate additional leads for our growing sales personnel. We expect that in 2008, sales and marketing expenses will increase in absolute dollars but will decrease as a percentage of revenues.

Research and Development.   Research and development expenses are incurred as we perform ongoing evaluations of materials and processes for existing products, as well as the development of new products and processes.  Such expenses typically include compensation and employee benefits of engineering and testing personnel, materials, travel and costs associated with design and required testing procedures associated with our product line.  We expect that in 2008, research and development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new protections products, but will remain relatively consistent or decrease slightly as a percentage of revenues.  Research and development costs are charged to expense as incurred.

General and Administrative.  General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative, legal, professional fees, other corporate expenses and allocated overhead. We expect that in 2008, general and administrative expenses will increase in absolute dollars but decrease as a percentage of revenues.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue and Cost Recognition.  We recognize revenue in accordance with the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Board (SAB) No. 104, “Revenue Recognition”, which states that revenue is realized and earned when all of the following criteria are met: (a) persuasive evidence of the arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectability is reasonably assured.  Under this provision, revenue is recognized upon delivery and acceptance of the order.

We recognize revenue and report profits from purchases orders filled under master contracts under the completed contract method.  Purchase orders received under master contracts may extend for periods in excess of one year.  Contract costs are accumulated as deferred assets and billings and/or cash received are charged to a deferred revenue account during the periods of construction.  However, no revenues, costs or profits are recognized in operations until the period upon completion of the order.  An order is considered complete when all costs, except insignificant items, have been incurred, installation is operating according to specification or the shipment has been accepted by the customer.   Provisions for estimated contract losses are made in the period that such losses are determined.  As of December 31, 2007 and 2006, there were no such provisions made.

All costs associated with uncompleted purchase orders under contract are recorded on the balance sheet as a deferred asset called “Costs in Excess of Billings on Uncompleted Contracts.”  Upon completion of a purchase order, such associated costs are then reclassified from the balance sheet to the statement of operations as costs of revenue.

All billings associated with uncompleted purchase orders under contract are recorded on the balance sheet as a deferred liability called “Billings in Excess of Costs on Uncompleted Contracts”.  Upon completion of a purchase order, all such associated billings would be reclassified from the balance sheet to the statement of operations as revenues.  Due to the structure of our contracts, billing is not done until the purchase order is complete, therefore there are no amounts recorded as deferred liabilities as of December 31, 2007, December 31, 2006 or December 31, 2005.

                    Stock-Based Compensation.  Stock based compensation consists of stock issued to employees and contractors for services rendered.  We accounted for the stock issued using the estimated current market price per share at the date of issuance.   Such cost was recorded as compensation in our statement of operations at the date of issuance.

                We have recently adopted our 2007 Incentive Compensation Plan pursuant to which we intend to issue stock-based compensation from time to time, in the form of stock, stock options and other equity based awards.  Our policy for accounting for such compensation in the form of stock options is as follows:

We have adopted the provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (SFAS No. 123R).  In accordance with SFAS No. 123R, we will use the Black-Scholes option pricing model to measure the fair value of our option awards granted after June 15, 2005. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 (SAB No. 107) which provides supplemental implementation guidance for SFAS No. 123R.

Because we will have only recently become a public entity and there are no assurances that our common stock will trade or be quoted on any established trading market, we will have a limited trading history, if any. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate will be based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. We have not paid and do not anticipate paying a dividend in the foreseeable future and accordingly, use an expected dividend yield of zero. Changes in these assumptions can affect the estimated fair value of options granted and the related compensation expense which may significantly impact our results of operations in future periods.

Stock-based compensation expense recognized will be based on the estimated portion of the awards that are expected to vest. We will apply estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors.

Although we did adopt SFAS No. 123R, no stock-based compensation in the form of stock options or amounts associated with unrecognized compensation cost relating to nonvested stock-based compensation was recognized in 2006. We recognized $6,800 in stock compensation expense as of December 31, 2007.

Comparison of Years Ended December 31, 2007 and 2006

Revenues. Revenues for 2007 were approximately $36.5 million, an increase of $11.5 million or 46%, over revenues of approximately $25 million for 2006. The increase in revenues from 2006 to 2007 was due primarily to our fulfilling and shipping more orders under the existing 5 Year TACOM Marine-multi IDIQ contract and other existing contracts.  In addition to new contracts awarded in 2007, we also increased our product offerings and orders for spare parts for existing contracts.

Cost of Revenues.  Cost of revenues for 2007 was approximately $22.4 million, an increase of $4.9 million, or 28%, over cost of revenues of $17.5 million for 2006.  The cost of revenues increase from 2006 to 2007 was primarily attributed to higher costs incurred in 2007 relating to our fulfilling and shipping more orders under existing and new contracts.  In addition, we increased our costs of revenues in 2007 due to increased product offerings and orders for spare parts.

Gross Profit Margin.  The gross profit margin for the years ended December 31, 2007 was approximately $14 million, or 38.5% of revenue, as compared to $7.7 million, or 30.6% of revenue, for the year ended December 31, 2006.  The increase in gross profit of approximately $6.3 million, which resulted from our operations, was due primarily to the following:

•      Direct costs of approximately $500,000 were incurred from the South Carolina facility that was opened and closed during 2006.  This location was closed as of January 1, 2007 and, therefore, no direct costs were incurred as a result;

•      During 2007, we increased sales of spare parts by approximately $2.6 million.  The cost of revenue associated with these parts is significantly less than other products; and

•      We completed more orders for products with a higher gross profit margin in 2007 versus 2006.

Sales and Marketing Expenses.  Sales and marketing expenses for 2007 were approximately $1.98 million, an increase of $1.41 million  or 247%, over sales and marketing expenses of approximately $570,000 for 2006. The increase was due to an increase of $1.2 million in employee related costs from the hiring of sales and marketing and executive personnel to focus on developing existing and new customer relationships, trade shows and related travel.

Research and Development Expenses.  Research and development expenses for 2007 were approximately $612,000, an increase of approximately $491,000, or 406%, over research and development expenses of $121,000 for 2006. During 2007, we incurred higher research and development costs associated with the testing and improvement of existing products, along with development of new products.

General and Administrative Expenses.  General and administrative expenses for 2007 were $7.1 million, an increase of $3 million, or 73%, over general and administrative expenses of $4.1 million for 2006.   This increase was primarily due to the increase in employee related costs associated with our expansion and increase in personnel.  We significantly expanded our office and warehouse facilities, incurring additional facility and lease expense from 2006 to 2007.  We also had increases during 2007 due to changes in classifications  of expenses that were considered to be general and administrative as opposed to costs of revenues, as recorded in 2006.

Depreciation expense - Depreciation expense for 2007 was approximately $392,000 for 2007 compared to $230,000 for 2006, or an increase of approximately $162,000 or 70%.  During 2007, we had expended approximately $650,000 for equipment, vehicles and leasehold improvements, which resulted in an increased depreciation expense for the year.

Comparison of Years Ended December 31, 2006 and 2005

Revenues.  Revenues for 2006 were $25.2 million, an increase of $20.4 million, or 425%, over revenues of approximately $4.8 million for 2005. The increase in revenues from 2005 to 2006 was due primarily to our company being awarded two large multi-year contracts with DoD. During 2006, we fulfilled orders under both contracts.

Cost of Revenues.  Cost of revenues for 2006 was $17.5 million, an increase of $14 million, or 400%, over cost of revenues of $3.5 million for 2005. The increase in cost of revenues from 2005 to 2006 was related to our increased production under the contracts mentioned above.

Gross profit margin.   The gross profit margin for the years ended December 31, 2006 and 2005 was $7.7 million and $1.3 million respectively.  The increase from 2005 to 2006 was approximately $6.4 million, resulting primarily from an increase in purchase orders for 2006.  The gross profit margin percentage was 30% for both years, however the Company did experience additional costs of revenue in 2006 that were attributable to the South Carolina facility that was opened and closed during the year to satisfy specific requests associated with the TACOM contracts.  These costs were not incurred in 2005.

Sales and Marketing Expenses.  Sales and marketing expenses for 2006 were $567,000, an increase of $96,000, or 20%, over sales and marketing expenses of $471,000 million for 2005. The increase was due primarily to an increase of $90,000 in employee related costs from the hiring of sales and marketing and executive personnel to focus on developing existing and new customer relationships and $0.5 million in stock-based compensation reflecting the adoption of SFAS No. 123R.

Research and Development Expenses.  Research and development expenses for 2006 were $120,000, a decrease of approximately $158,000, or 15%, under research and development expenses of $280,000 for 2005. During 2005, we incurred higher research and development costs associated with the testing and improvement of existing products, along with development of new products.  The result of such expenses incurred in 2005 allowed us to obtain additional contracts in 2006.  In addition, research and development costs associated in 2006 consisted of costs associated with specific testing procedures for existing products.  Research and development costs associated with testing and improvements for existing products totalled $78,000 and $182,000 for 2006 and 2005, respectively.  Costs incurred for the development of new products was $42,000 and $98,000 for 2006 and 2005.

General and Administrative Expenses.  General and administrative expenses for 2006 were $4.2 million, an increase of $1.6 million, or 59%, over general and administrative expenses of $2.6 million for 2005.   This increase was primarily due to the increase in employee related costs associated with our expansion and increase in personnel.  We had 30 full-time employee equivalents in our general and administrative group at December 31, 2006 compared to 10 full-time employee equivalents at December 31, 2005.

Depreciation expense.  Depreciation expense for 2006 was $230,000 for 2006 compared to $84,000 for 2005, or an increase of $146,000, or 173%.  During 2006, we had expended $500,000 for equipment, vehicles and leasehold improvements, which resulted in an increased depreciation expense for the year.

Benefit from  Income Taxes.  The benefit for income taxes for 2006 was estimated at $535,000.  Due to our loss position in prior years, no provision or benefit for income taxes was recorded in 2005. The provision for income taxes in 2006 consists of deferred income tax benefits associated with the timing differences primarily associated with accounts receivable and costs in excess of billings, along with the carry forward of the net operating loss.

Liquidity and Capital Resources

As of December 31, 2007, our principal sources of liquidity were cash and cash equivalents totaling approximately $1.47 million, net accounts receivable of approximately $6.7 million and costs in excess of billings of approximately $ 5.0 million.  The primary source of our liquidity during 2007 has come from operations.

In May 2007, we entered into a loan agreement with Commerce Bank, N.A. pursuant to which we have access to a $12.0 million revolving credit facility, and had access to a term loan of up to $3.0 million through October 2007.  During 2007, approximately $140,000 was drawn upon under the term loan of which $49,950 is outstanding as of the end of 2007.  There were no other draws upon the term loan.  The credit facility is secured by all of our assets, and bears interest at a variable rate equal to LIBOR plus a margin of between 1.75% and 2.45%.  We have not yet drawn on any funds available under the credit facility.

As of December 31, 2006, our principal sources of liquidity were cash and cash equivalents totaling approximately $5.2 million, net accounts receivable of approximately $4.2 million and costs in excess of billings of approximately $1.4 million.  The primary source of our liquidity and capital resources has come from operations and proceeds from the exercise of warrants that were issued in connection with our private offering in 2005.  These warrants were set to expire in August 2006 and generated approximately $1.8 million in capital for the year ended December 31, 2006.

On March 7, 2008, we entered into an agreement to sell shares of our Series A Convertible Preferred Stock and warrants to purchase our common stock, and to conditionally sell shares of our common stock, to three investors. The aggregate purchase price of the preferred stock and warrants is $15.0 million and the aggregate purchase price of the common stock is $0.5 million.

An initial closing on the sale of the preferred stock and warrants was held on March 7, 2008 in which we received gross proceeds of $10,975,000. A subsequent closing took place on April 4, 2008 in which we received gross proceeds of $4,025,000. In addition, if we successfully list our common stock on the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, or the New York Stock Exchange on or prior to June 30, 2008, the three investors will purchase 100,000 shares of our common stock for an aggregate purchase price of $500,000. Please see “Business—Series A Convertible Preferred Stock Financing” for additional information.

We believe that our current cash, cash equivalents and short-term investments together with our expected cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

It is possible, however, that implementation of our growth strategy could result in additional business requiring us to expand our operations.  In particular, as a result of on-going discussions to enter into relationships with original equipment manufacturers of tactical wheeled vehicles and construction and material handling equipment, we expect to engage in additional vehicle prototype work during the second and third quarters of 2008 that could lead to significant manufacturing opportunities for us commerccing towards the end of 2008 and the first half of 2009.  If such prototype work is obtained and the manufacturing opportunities realized, we believe we would need additional operating facilities, equipment and employees.

These facility and resource requirements could necessitate additional funding beyond our operating cash flow and available credit.  We are exploring a number of capital raising alternatives to plan for this possibility.  There can be no assurances that any outside funding will be available to us or, if available, on reasonably acceptance terms.

Cash Flows from Operating Activities. Net cash used in operating activities was approximately $2.1 million in 2007 compared to net cash provided by operating activities of approximately $1.2 million in 2006.  Net cash used in operating activities in 2007 consisted primarily of  changes in our operating assets and liabilities of approximately $6.3 million, including changes in accounts receivable, cost in excess of billing, prepaid expense, accounts payable and accrued liabilities.  The changes in accounts receivable and costs in excess of billing of $2.4 million and $3.5 million, respectively, reflects the increase in projects completed and invoiced to our customers during 2007.   Our prepaid expenses increased approximately $1.4 million due to amounts paid in advance in connection with our intent to enter the public market and obtain outside financing.  Net cash provided by operating activities for 2006 consisted primarily of changes in operating assets and liabilities of approximately $2.3 million, including changes in accounts receivable, cost in excess of billing, accounts payable and accrued liabilities.  These changes in accounts receivable and cost in excess of billing resulted from the increase in projects completed and invoiced to customers.  In addition, the changes in accounts payable and accrued liabilities reflect the related increase in expenses incurred, with no funds paid out.

Net cash provided by operating activities was $1.2 million in 2006 compared to $3.2 million used in operating activities in 2005. The increase of $4.4 million was attributable to a $5.2 million improvement in our operating results from 2005 to 2006, less $3.2 million in changes in operating assets and liabilities, $1.5 million in higher non-cash charges including stock-based compensation and a $1.7 million increase in cash generated from the changes in operating assets and liabilities. Our accounts receivable as of December 31, 2006 increased by $3.0 million from December 31, 2005.  The change in accounts receivable reflects the increase in projects completed and invoiced to our customers during 2006.  As our sales increase, we expect our accounts receivable balance to increase.

As of December 31, 2006, we had net operating loss carryforwards of approximately $3.7 million available to reduce future taxable income. In the future, we may utilize our net operating loss carryforwards and would begin making cash tax payments at that time. In addition, the limitations on utilizing net operating loss carryforwards and other minimum taxes may also increase our overall tax obligations. We expect that if we generate taxable income and/or we are not allowed to use net operating loss carryforwards, our cash generated from operations will be adequate to meet our income tax obligations.

Net Cash Used In Investing Activities.  Net cash used in investing activities during the years ended December 31, 2007, 2006 and 2005 was $1.3 million, $500,000 and $402,000, respectively.  Net cash used in investing activities during these periods consisted primarily of cash paid for the acquisition of equipment and leasehold improvements.

Net Cash Provided by Financing Activities.  Net cash provided by financing activities during the years ended December 31, 2007, 2006 and 2005 was approximately $50,000, $1.8 million and $4.6 million, respectively. Net cash provided by financing activities during 2007 consisted primarily of $140,000 received from the term loan, offset by repayments of short term financing of approximately $90,000.  Net cash provided by financing activities during 2006 and 2005 consisted primarily of proceeds received from the sale of common stock resulting from a private placement in 2005 and the exercise of warrants issued in connection with these shares during 2006, offset by repayment of notes payable.

Contractual Obligations

As of December 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

The following table summarizes our contractual obligations as of December 31, 2007 that requires us to make future cash payments.

Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating Lease Obligations	$3,485,361	$969,286	$2,516,345	$—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	92,620	64,950	27,670	—	—
Total	$3,577,981	$1,034,236	$2,544,015	$—	—

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under agreements that we can cancel without a significant penalty are not included in the table above.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

Interest income and expense are sensitive to changes in the general level of U.S. interest rates.  We are exposed to risks associated with such changes affecting the return on our cash and cash equivalents.  In addition, fluctuations in these rates will affect the expense we incur under our present credit facility with Commerce Bank, which is based upon percentages that range from 1.75% - 2.45% over the LIBOR rate.  However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, short-term investments and debt obligations, we believe that there is no material risk of exposure.

                Off-Balance Sheet Arrangements

                We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Item 3.  Properties

Our headquarters are located at 230 Duffy Avenue, Hicksville, NY 11801, where our executive, administrative and engineering offices are located and which encompass our engineering and fabrication facilities.  We also lease properties in Virginia and Michigan.  We do not own any real property.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.  It is possible, however, that we will require additional operating facilities by the end of 2008.  Our growth strategy includes building new relationships with original equipment manufacturers.  If our current or planned efforts in this regard are successful, we may need to obtain additional operating space.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”  We are actively evaluating the availability, suitability and lease or acquisition costs of such space.  While we believe operational facilities are readily available, there can be no assurances of such availability or whether the lease or acquisition would be on terms favorable to our company.

We believe that our facilities are adequately covered by insurance.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table provides information concerning beneficial ownership of our common stock as of April 18, 2008, by:

•                  each holder of more than 5% of our common stock;

•                  each of our named executive officers;

•                  each of our directors; and

•                  all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 39,339,480 shares of common stock outstanding as of April 18, 2008.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held.  Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of April 18, 2008, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the persons below is c/o American Defense Systems, Inc., 230 Duffy Avenue, Hicksville, New York 11801.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Anthony J. Piscitelli	8,012,394	20.4%
Gary Sidorsky	100,000	*
Fergal Foley	100,000	*
Curtis Taufman	1,000,000	2.5%
John F. Rutledge III	100,000	*
Thomas Berthel (1)(2)	990,659	2.5%
Richard P. Torykian, Sr.	50,000	*
Alfred M. Gray	—	—
Christopher D. Brady	—	—
Stephen R. Seiter	—	—
Victor Trizzino	—	—
Pasquale J. D’Amuro	—	—
West Coast Opportunity, LLC (3)	7,499,956	9.99%
All directors and officers as a group (16 persons) (2)(4)	10,636,386	26.6%

* An asterisk indicates that the total beneficial ownership or the total voting power of our common stock (in each case, including shares subject to options and warrants that may be exercised within 60 days of April 18, 2008) is less than 1%.

(1) Mr. Berthel’s principal address is c/o Berthel Fisher & Company, 701 Tama Street, Building B, Marion, Iowa  52302.

(2) Includes 19,712 shares subject to an immediately exercisable warrant owned by Mr.Berthel, 16,000 shares owned by Mr. Berthel’s spouse, and 277,895 shares owned by Berthel Fisher & Company Financial Services, Inc. and 658,052 shares subject to an immediately exercisable warrant owned by Berthel Fisher & Company Financial Services, Inc.  Mr. Berthel is the Chief Executive Officer of Berthel Fisher & Company, the parent of Berthel Fisher & Company Financial Services, Inc., and as such he has voting and disposition power over the foregoing securities held by Berthel Fisher & Company Financial Services, Inc.

(3) West Coast Opportunity, LLC owns 14,025 shares of our Series A Convertible Preferred Stock that is initially convertible into 7,012,500 shares of our common stock and warrants to purchase up to 3,506,250 shares of our common stock. However, the terms of the Series A Convertible Preferred Stock and such warrants prevent their conversion and exercise, respectively, the holders thereof (together with their affiliates) would own in excess of 9.99% of our outstanding common stock after such conversion or exercise.  The address of West Coast Opportunity, LLC is c/o West Coast Asset Management, Inc., 2151 Alessandro Drive, Suite 100, Ventura, California 93001.

(4) Includes 148,333, 10,000, 100,000 and 25,000 shares of common stock owned by Russell Scales, Charles Pegg, Roger Ward and Victor La Sala, respectively.

Item 5.  Directors and Executive Officers

The directors, executive officers and certain significant employees of ADSI are set forth below. None of such persons has been involved in any legal proceeding enumerated in Securities and Exchange Commission Regulation S-K, Item 401, within the time periods described in that regulation.

Executive Officers, Directors and Certain Significant Employees

The following table contains information with respect to our directors and executive officers:

Name	Age	Position

Anthony J. Piscitelli	60	Chairman of the Board, President and Chief Executive Officer
Gary Sidorsky	49	Chief Financial Officer and Director
Fergal Foley	50	Chief Operating Officer and Director
Curtis M. Taufman	41	Senior Vice President, Engineering and Architecture
Robert J. Bateman	62	Senior Vice President of Sales
Charles R. Pegg	52	Vice President, Operations
Victor La Sala	60	Senior Vice President, Research & Development
Russell Scales	59	Senior Vice President, Business Development
Roger Ward	42	Vice President, Investor Relations
Thomas Berthel	55	Director
Richard P. Torykian, Sr.	68	Director
Alfred M. Gray	79	Director
Christopher D. Brady	53	Director
Stephen R. Seiter	63	Director
Victor Trizzino	66	Director
Pasquale J. D’Amuro	51	Director

Anthony J. Piscitelli has served as our Chairman of the Board and Chief Executive Officer since our founding in 2002, and as our President since our founding through June 2004 and again from August 2005 to the present.  Mr. Piscitelli was the Chairman of the Board and Chief Executive Officer of A. J. Piscitelli & Associates, Inc., our predecessor and wholly owned subsidiary, since its formation in 1994.  Mr. Piscitelli has over 26 years of industry experience and has been active in all phases of the security business.  Mr. Piscitelli received his Bachelor of Arts degree in Political Science from St. Johns University and a Master’s Degree in Political Science from the City University of New York at Queens College.  Mr. Piscitelli is the recipient of the FBI’s Commendation for Meritorious Citizenship and is a member of various professional organizations including the American Correctional Association, the American Jail Association, the American Society for Industrial Security, the International Society of Security Professionals, and the Protective Glazing Council of America.  Mr. Piscitelli was recently made a member of the American College of Forensic Examiners for Homeland Security Level V.

Gary Sidorsky has served as Director and our Chief Financial Officer since December 2007 and December 2006, respectively, and from January to December 2006 served as our Controller.  Mr. Sidorsky has 26 years of accounting experience with both accounting firms and manufacturing companies.  He served as Accounting Manager for Diam International, a leading global manufacturer of merchandising displays, from September 2003 to January 2006.   Mr. Sidorsky received his Bachelor of Art degree from Quinnipiac University and MBA from Dowling College.  He has continued his education by earning course certificates in Finance for Executives from the University of Chicago School of Business and Logistics from the Defense Systems Acquisition Management (DSAM).

Fergal Foley has served as a Director and our Chief Operating Officer since December 2007 and June 2007, respectively.  Mr. Foley retired from the United States Army in October 2006 as a Brigadier General.  His key military assignments included serving as Executive Officer of the National Guard Regional Training Institute from 1996 to 1999.  He was later assigned as Deputy Brigade Commander from 1999 to 2003.  On September 11, 2001 through September 29, 2001, Mr. Foley served as the Chief of Staff and Acting Commander for the Joint Task Force “Operation World Trade Center.”  In 2003, he was selected for Brigade Command in New York City and remained there until 2005.  Mr. Foley was later assigned as the Facility Manager for a National Guard Training Base until his retirement in October 2006.  He remained as Facility Manager as a federal employee until June 2007.  From May 1986 to Febrary 1990, Mr. Foley worked in the private sector as the President of Dutchess Conty Transportation Services, and from April 1982 to May 1986 as a sales manager for an electronic component distribution company.  He currently serves as Chairman of the Board for the Military Association of New York.  Mr. Foley earned an Associates Degree in Business Management from Canton College (SUNY), a Bachelor of Science degree and Master of Public Administration degree from Marist College, and a Master of Science degree from the U.S. Army War College.

Curtis M. Taufman has served as our Senior Vice President of Engineering and Architecture and our Vice President of Engineering since March 18, 2008 and July 2005, respectively.  From April 2004 to July 2005, Mr. Taufman served as our Chief Operating Officer.  From 1996 to 2004, Mr. Taufman was an associate at James La Salsa & Associates, an architectural engineering firm.  Mr. Taufman received his Bachelors of Architecture degree from the New York Institute of Technology.

Robert J. Bateman has served as our Senior Vice President of Sales since March 2008, and from December 2007 to March 2008, he served as our Vice President and National Sales Manager.  From June 2006 to December 2007, Mr. Bateman served as Managing Director for Promontory Palms, a sales and marketing company specializing in the defined benefit market, and from January 2006 to July 2007, as President and Senior Vice President for XTF Global Asset Management LLC, an investment management company.  Prior to that, Mr. Bateman served as Senior Vice President for the investment companies, Cambridge Investment Research Inc., from April 2004 to January 2005, and Trading Partners Inc., from April 2003 to April 2004.  He also worked at Capital Analysis, Inc., a broker-dealer, from March 1993 to April 2003 as Vice President.

John F. Rutledge III has served as our Vice President Military Sales since August 2005.  From April 2002 to August 2005, Mr. Rutledge served as Director of Operations for Davis Defense Group, a government contractor.  Mr. Rutledge is a twenty-three year veteran of the United States Marine Corps and retired in 1998 as a Chief Warrant Officer.  Mr. Rutledge attended various continuing education courses offered by the US Marine Corps including Total Quality Management, Equal Opportunity Basic and Advanced Supervision.

Charles Pegg has served as our Vice President of Program Management since October 2005.  From May 2005 to October 2005, Mr. Pegg served as Program Coordinator for Davis Defense Group, a defense contractor.  Prior to that, from February 2003 to May 2005, he served as Program Coordinator for KC Trading, a defense contractor company.    Mr. Pegg served twenty years in the United States Marine Corps. and retired in 1994 at the rank of Gunnery Sergeant.  Mr. Pegg has attended various collegiate courses offered at Northern Virginia Community College and Pepperdine University.

Victor La Sala has served as our Senior Vice President and our Vice President of Research and Development since March 18, 2008 and June 2005, respectively.  Mr. La Sala also served as our Director of Engineering from March 2004 to June 2005.  Prior to that, from January 1990 to March 2004, Mr. La Sala served as Managing Partner for James, La Sala & Associates, LLP, an architectural engineering firm, and as Partner for EnerTec Consulting Engineers from February 1984 to December 1989.  From May 1974 to February 1984, Mr. La Sala served as Fire Protection Engineer and Safety Specialist at the U.S. General Services Administration, Public Buildings Service.  Mr. La Sala also worked at Grumman Aerospace from June 1968 to October 1970 as a Spacecraft Design Engineer for the design of the Lunar Module Spacecraft.  Mr. La Sala received his Bachelors of Science degree in Aerospace Engineering from Polytechnic Institute of Brooklyn and a Master of Arts degree in Occ. Safety and Health from New York University.

Russell Scales has served as our Senior Vice President and our Vice President of Business Development since March 18, 2008 and June 2007, respectively.  He served as our Chief Operating Officer from September 2006 to June 2007.  Mr. Scales  has over 25 years of experience in senior-level management encompassing business development, distribution systems and administration.  From September 2001 to August 2006, Mr. Scales served as Director of Sales/Marketing Business Development for Tomsed Corporation, an international manufacturer/provider of physical security systems.  Prior to working at Tomsed, Mr. Scales served for two years, as President of Schaefer Interstate Inc., eight years as President of Enviro-Guard Ltd. and five years as VP of Sales and marketing of the Campbell Soup Company’s Triangle Health and Fitness Systems Division.  Mr. Scales received his Bachelor of Science degree from East Carolina University.

Roger Ward has served as our Vice President of Investor Relations since November 2007.  From January 2007 to November 2007, Mr. Ward also served as our Director of Marketing.  From August 1999 to December 2006, Mr. Ward served as Product Communications Coordinator for Mellon Investor Services LLC, a leading stock transfer agent.  Mr. Ward has spent the majority of the last 21 years in the financial industry.  Mr. Ward has extensive experience in the fields of marketing, customer service, project and product management, corporate training, demutualization, trade show coordination, and collateral design and production.  Mr. Ward received his Bachelor of Arts degree in English from Rider University.

Thomas J. Berthel has served as a member of our Board of Directors since April 2007.  Since 1985, Mr. Berthel has served as Chief Executive Officer for Berthel Fisher & Co. Financial Services, Inc., an investment products firm. Mr. Berthel received his Bachelor of Arts degree in Music from St. Ambrose University and MBA from the University of Iowa.

Richard P. Torykian, Sr. has been a member of our Board of Directors since December 2007. Mr. Torykian currently serves as a Director at Lazard Freres & Company. He is a member of the Board of Sponsors, Mercy Hospital, Rockville Centre, NY and was the founding chairman of the Chaminade High School Development Fund and advisor to the Catholic Big Brothers of New York City. He is a Trustee Emeritus of the Intrepid Sea-Air-Space Museum headquartered aboard the USS Intrepid. Mr. Torykian received his BA in Chemistry from St. Michaels College, MS in Chemistry from St. Joseph’s University and MBA in Finance from Adelphia University. Mr. Torykian has been a member of the Board of Directors of Ceramic Protection Corporation, a Toronto Exchange Company, since August 2007 and of Flagship Global Health, Inc., an OTC Bulletin Board company, since February 2006.

General Alfred M. Gray USMC (Ret.) has been a member of our Board of Directors since January 2008.  General Gray currently is Senior Fellow and the Chairman of the Board of Regents at Potomac Institute for Policy Studies, a non-profit public policy research institute.  Since 2000, General Gray has been a member of the Board of Directors of SENSIS Corp., a privately held commercial and defense radar company, and Integrity Applications Inc., a privately held information assurance and security company.   He is also the Chairman of the Board of Directors of SYS Technologies, Inc., an information solution company whose shares trade on the AMEX, and GlobeSecNine, a privately held financial investment firm.  General Gray received his Bachelor of Science degree from the University of the State of New York.  He received Honorary Doctorates of Law degrees from Lafayette College and Monmouth University.  He also received Honorary Doctorate degrees from Norwich University, the Defense Intelligence College, and Franklin University.  General Gray also attended the Marine Corps Command and Staff College and Army War College.  In 1991, General Gray retired from the U.S. Marine Corps after 41 years of service.  From 1987 until 1991, he served as member of the Joint Chiefs of Staff and was the 29th Commandant of the Marine Corps and an advisor to the President.

Director Nominees

The following persons have agreed to serve as directors upon the effectiveness of this registration statement:

Christopher D. Brady has been a member of our Board of Directors since April 2008.  Since 1994, Mr. Brady has served as Managing Director for the Chart Group, a banking firm.  He is also a member of Board of Directors of Chart Group. Mr. Brady received his M.B.A. from Columbia University and Bachelor of Arts in American History from Middlebury College.

Stephen R. Seiter has been a member of our Board of Directors since April 2008.  Mr. Seiter currently serves as President, Chief Executive Officer and Director of the Board of Park Place Holdings LLC, a privately held automobile storage and restoration company, and SBC Realty LLC, a privately held real estate holding company.  He is also the Chairman of the Board of Directors of Ultima Health Products Co., LLC, a privately held soft drink company.  From 1990 to 2005, Mr. Seiter served as President and Chief Executive Officer of Seiter & Miller Advertising, an advertising agency.  Mr. Seiter received his B.A. and M.B.A. from the University of Washington.  He also attended the U.S. Army War College.  From 1984 to 2004, Mr. Seiter served in the N.Y. Army National Guard retired with the rank of Major General.

Victor Trizzino has been a member of our Board of Directors since April 2008.  Since December 2002, Mr. Trizzino has served as Vice President of Business Development for Valiant Solutions, Inc., a privately owned workforce management solutions provider.  Mr. Trizzino’s prior business experience includes serving as an executive officer and director of Standard Microsystems Corporation (NASDAQ GS: SMSC) from 1988 through 1995, most recently as President and Chief Executive Officer, as well as providing consulting services to organizations in various business sectors. Mr. Trizzino received his Bachelor of Business Administration Degree from Iona College.

Pasquale J. D’Amuro has been a member of our Board of Directors since April 2008.  Since April 2005, Mr. D’Amuro has served as Chairman and Chief Executive Officer for Giuliani Security & Safety, a security consulting and investigative firm.  Prior to that, from May 1979 to March 2005, he worked at the Federal Bureau of Investigation (FBI).  On March 31, 2005, Mr. D’Amuro retired as the Assistant Director-In-Charge of the FBI’s New York office.  He received his Bachelor of Business Administration in Accounting from Niagara University and Honorary Doctorate of Laws from Mercy College.  He is currently a trustee of Mercy College.

Certain Significant Employees

The following information is supplied with respect to certain of our significant employees:

Jeff Helgeson has served as our Chief Engineer since January 2005. He is responsible for program management, product development and testing. From January 1997 to January 2005, Mr. Helgeson was an aerospace test engineer with the GASL division of Alliant Techsystems Inc. (ATK-GASL), a leading research institute, and from June 1994 to January 1997, a mechanical engineer with Burns and Roe Enterprises, an architectural engineering firm. Mr. Helgeson received Bachelors and Masters degrees in Mechanical Engineering from The Cooper Union.

Robert C. Aldrich has served as our Chief Security Officer since October 1, 2007. From June 1971 to June 2001, Mr. Aldrich was an agent and retired as a Supervisory Special Agent of the Federal Bureau of Investigation (FBI). During the administration of five Commandants of the Marine Corps (CMC), Mr. Aldrich served as Special Consultant to the CMC as Program Manager in special missions training and law enforcement liaison. During the September 11, 2001 terrorist attack on the Pentagon, Mr. Aldrich was the USMC National Coordinator for Law Enforcement, Public Safety and Civil Support, which established a key nexus with local, state, and federal law enforcement and public safety authorities for shaping and implementing Marine Corps policies for combating terrorism, continuity of operations, critical infrastructure protection and support to civil authorities. Mr. Aldrich received his Bachelor of Science degree from the University of South Carolina and is a fellow at the Potomac Institute for Policy Studies. Mr. Aldrich served as Senior Advisor for the Civitas Group, Washington, D.C. and has advisory roles with Archaio, L.L.C. and Cavalry Security Group. From November 1966 to September 1969, Mr. Aldrich was in active duty military service and served in the U.S. Army Special Forces with service in Vietnam (from 1968 to 1969). In 2005, the Secretary of the Navy awarded Mr. Aldrich the Distinguished Public Service Award, the Navy’s highest civilian recognition for public service.

John Tuozzolo has served as our Design Specialist since May 2005. Mr. Tuozzolo is responsible for designing, communicating and following up design information to the CAD operators, and managing prototype fabrication in-house and externally. From August 1992 to May 2005, Mr. Tuozzolo was a designer, inspector and fabricator at Macro Tool and Machine, a prototyping and production machine shop and makers of the Siegel Tooling Systems line of machine shop fixturing components. Mr. Tuozzolo received his Bachelors Degree in Computer Science from Mount Saint Mary College and an Associate Degree in Drafting and Design from Indian River Community College.

Board of Directors

                Our business and affairs are managed under the direction of our board of directors. The board is currently composed of ten directors. It is expected that our board of directors will be expanded to a number of directors such that at least a majority will be independent. Our certificate of incorporation will be amended to divide our board of directors into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The expected terms of these three classes and the expected directors in each class are as follows:

•           the Class I directors’ initial term will expire at the annual meeting of stockholders to be held in 2009 (our initial Class I directors are to be determined);

•           the Class II directors’ initial term will expire at the annual meeting of stockholders to be held in 2010 (our initial Class II directors will include Gary Sidorsky, Fergal Foley and Alfred Gray); and

•           the Class III directors’ initial term will expire at the annual meeting of stockholders to be held in 2011 (our initial Class III directors will include Anthony Piscitelli, Thomas Berthel and Richard Torykian).

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

We believe that, immediately after the effectiveness of this registration statement, all of our directors, except Anthony Piscitelli, Thomas Berthel, Gary Sidorsky, Fergal Foley and Richard Torykian, as well as the additional directorship we are seeking to fill, will be independent under the requirements of the American Stock Exchange, the Sarbanes-Oxley Act of 2002 and the SEC’s rules and regulations.

Board Committees

We plan to nominate three independent members to each of our audit committee, compensation committee and nominating and corporate governance committee as soon as practicable. All of our audit, compensation and nominating and corporate governance committee members will be independent as such term is defined under the American Stock Exchange. In addition, all of our audit committee members will meet the independence standards under the Securities Exchange Act of 1934, and one member of the committee will qualify as an “audit committee financial expert” as defined under that Act.

Audit Committee

As soon as practicable, we will have an audit committee that will have responsibility for, among other things, assisting our board of directors in its oversight of:

•             the integrity of our financial statements;

•             our independent registered public accounting firm’s qualifications and independence;

•             the performance of our independent registered public accounting firm; and

•             any related person transactions.

The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

We intend to establish a compensation committee as soon as practicable with responsibility for, among other things:

•            reviewing and recommending approval of compensation of our executive officers;

•            administering our equity incentive compensation plans; and

•            reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee

We intend to establish a nominating and corporate governance committee as soon as practicable with responsibility for, among other things:

•             identifying and recommending nominees for election to our board of directors;

•             developing and recommending to our board of directors our corporate governance principles; and

•             overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of the compensation committee, or other committee serving an equivalent function, and none of them has served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any other entity of which an executive officer is expected to serve as a member of our compensation committee.

Item 6. Executive Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation Program

The objectives of our executive compensation program are to recruit and retain an executive management team with the skills necessary to achieve our business objectives and thereby create value for our stockholders. We implement this program through a combination of short-term fixed cash compensation, variable short-term incentive compensation and equity incentives designed to reward long-term performance and align interests of our executive officers with our stockholders.

Executive Compensation Program

Our compensation program reflects our stage of development as a company. We were incorporated in 2002 and have a limited operating history.

As an early stage company, retention of executive officers is a key business objective. Weathering undesirable personnel changes would be more difficult for us than for a more established company. Accordingly, our Board of Directors believes it is critical to pay sufficient base compensation and provide adequate incentives to our executive officers to ensure continuity of our management team.

We have not, prior to the filing of this registration statement, had a compensation committee of the Board of Directors. As soon as practicable, however, we will establish a compensation committee and future decisions regarding executive compensation will be the responsibility of that committee. We anticipate developing more formal policies and practices that continue to reflect the elements of our existing executive compensation program.  We also have established a new equity compensation plan, described below in the section captioned “Equity Compensation Plan”, which will enable us to provide equity incentives comparable to other publicly held corporations.

Prior to the effectiveness of this registration statement, our executive compensation plans were developed informally by Anthony Piscitelli, our Chief Executive Officer, on an individual basis.  Mr. Piscitelli informally evaluates each executive officer, and seeks input from other executive officers, as to the executive’s performance and contribution to our corporate goals.  As part of such evaluation, Mr. Piscitelli also subjectively considers the executive officer’s individual responsibilities and experience.  Mr. Piscitelli discusses these evaluations and considerations with the executive management team in the context of our company’s business objectives.  Through this informal process, compensation arrangements are determined and presented to our Board of Directors annually for review and approval.  During 2007, we entered into employment agreements with our executive officers. As part of the determination of our Chief Executive Officer’s 2007 compensation, we commissioned a competitive market analysis of compensation paid to chief executive officers at companies deemed comparable to our company.

We have not retained a compensation consultant to review our policies and procedures, except with respect to the market analysis performed in 2007 described above with respect to our Chief Executive Officer. We also have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term and between cash and non-cash compensation or among different forms of non-cash compensation. Instead our compensation program has focused on offering incentives necessary on a case by case basis to recruit and retain executives from diverse backgrounds who possess the skills necessary to achieve our business objectives.

Elements of Compensation

The following describes each element of our executive compensation program and discusses determinations regarding compensation for the 2007 fiscal year:

Base salary.  We seek to provide our senior management with a level of base salary in the form of cash compensation appropriate to their roles and responsibilities. Base salaries for our executives have been established based on the executive’s qualifications, experience, scope of responsibilities, future potential and past performance and cash available to pay executive compensation. Base salaries are reviewed annually and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. We historically have not benchmarked the salaries (or other compensation) paid to our named executive officers, and do not expect to do so in the next twelve months. In 2007, we primarily considered three factors in determining the base salaries of our named executive officers. These factors were: (1) creating an incentive to achieve corporate goals, (2) individual performance and (3) other than with respect to our Chief Executive Officer, Anthony Piscitelli, the amount by which Mr. Piscitelli’s base salary increased from 2006 to 2007.

Incentive cash bonuses.  Our practice is to award incentive cash bonuses to our executive officers based upon their individual performance, as well as our overall business and strategic objectives. In determining the amount of cash bonuses paid to our named executive officers for 2007, we considered the same first two factors as in determining their base salaries.  Based upon this determination, we developed formulas providing for bonus payments to the extent certain financial measures of our company increase from the prior year.  These formulas were included in the employment agreements of the named executive officers entered into in 2007.  Except with respect to Gary Sidorsky, these bonus formulas applied to bonus payments for 2007.  These formulas are described in detail in the section below entitled “Employment Arrangements with Named Executive Officers.” Mr. Sidorsky’s bonus formula does not apply until 2008, and we awarded him a discretionary cash bonus based upon the achievement of our corporate goals, including in particular the growth of our sales, directly and indirectly, to the U.S. government, and his individual performance.  We expect that our compensation committee will adopt formal processes for incentive cash bonuses beginning in 2008 and will utilize incentive cash bonuses to reward executives for achieving corporate financial and operational goals and for achieving individual performance objectives.

Long-term equity compensation.  We believe that successful long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock and stock-based awards. In 2007, we established an equity incentive plan to provide our employees, including our named executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our incentive plans permit the grant of stock options, stock appreciation rights, restricted shares and other stock awards to our executive officers, employees, consultants and non-employee board members. When we hire executive officers in the future, we expect to grant them stock-based awards that will generally vest over time. We believe that stock-based awards provide an incentive for these officers to continue their employment with us, provide our executive officers with an opportunity to obtain an ownership interest in our company and encourage them to focus on our long-term profitable growth. We believe that the use of stock-based awards will promote our overall executive compensation objectives and expect that equity incentives may be a significant source of compensation for our executives. We have periodically made stock awards to certain of our executive officers either upon commencing employment with us or periodically as equity based bonuses. In 2007, we made common stock awards to Gary Sidorsky and Russsell Scales, and issued stock options to each of our named executive officers.  The stock awards were fully vested upon issuance and the stock options vest as to 20% of the shares underlying the grant on each of the first five anniversaries of the grant date.  The stock options have a maximum term of seven years.  In determining the amount of these equity based awards, we considered the same first two factors as in determining base salaries.

Severance and Change in Control Arrangements.  We grant severance and change in control arrangements to our named executive officers.  In 2007, we entered into employment agreements with all of our named executive officers which contain severance and change in control payments. The terms of these benefits are described in each officer’s employment agreement and discussed below under “Employment Agreements with Named Executive Officers” and “Potential Payments upon Termination or Change in Control.” We believe these arrangements are competitive with arrangements offered to senior executives by companies with whom we compete for executives and are necessary to the achievement of our business objective of management retention.

Other Benefits.  Our named executive officers are eligible to participate in our employee benefit plans provided for employees, including 401(k) and group health insurance. In 2007, however, only Anthony Piscitelli and Curtis Taufman participated in group life insurance.

Policies related to compensation

Guidelines for equity awards.  We have not formalized a policy as to the amount or timing of equity grants to our executive officers. We expect, however, that the compensation committee will approve and adopt guidelines for equity awards. Among other things, we expect that the guidelines will specify procedures for equity awards to be made under various circumstances, address the timing of equity awards in relation to the availability of information about us and provide procedures for grant information to be communicated to and tracked by our finance department. We anticipate that the guidelines will require that any stock options or stock appreciation rights have an exercise or strike price not less than the fair market value of our common stock on the date of the grant.

Stock ownership guidelines.  As of the date of this registration statement, we have not established ownership guidelines for our executive officers or directors.

Compliance with Sections 162(m) and 409A of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executive officers, unless such compensation qualifies as performance-based compensation. Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by our stockholders. At least for the next several years, we expect the cash compensation paid to our executive officers to be below the threshold for non-deductibility provided in Section 162(m), and our 2007 Equity Incentive Plan will afford our compensation committee with the flexibility to make a variety of types of equity awards to our executive officers, the deductibility of which will not be limited under Section 162(m). However, as our compensation committee, which is only now being formed, will fashion our future equity compensation awards, we do not now know whether any such awards will satisfy the requirements for deductibility under Section 162(m).

We also currently intend for our executive compensation program to satisfy the requirements of Internal Revenue Code Section 409A, which addresses the tax treatment of certain nonqualified deferred compensation benefits.

Director Compensation in Fiscal Year 2007

          The following table provides information about the compensation paid or accrued to our directors during fiscal year 2007. During such fiscal year and prior years, we negotiated the compensation, if any, to be paid to each of our directors individually. Directors who are officers or employees of our company are not separately compensated for their services as directors.

Director Compensation in Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(5)	Option Awards ($)(5)	Total ($)
Anthony J. Piscitelli	—	—	—	—
Thomas Berthel (1)	$30,000	—	$103,500	$133,500
Richard P. Torykian, Sr. (2)	—	—	—	—
Reed Clevenger (3)	—	—	—	—
Randall Johnson (4)	—	—	—	—

(1) Mr. Berthel received an option to purchase up to 250,000 shares of our common stock at $2.00 per share.  The option vests at the rate of 20% per year and has a maximum term of seven years.

(2) Mr. Torykian became a member of our board of directors in December 2007.

(3) Mr. Clevenger served as a member of our board of directors from July 2005 until his resignation in December 2007.

(4) Mr. Johnson served as a member of our board of directors from July 2005 until his resignation in April 2007. As part of Mr. Johnson’s resignation from the board of directors, we agreed to sell him 50,000 shares of common stock for a purchase price of $50,000. He purchased those shares in December 2007.

(5) Amounts reported represent the compensation cost to be recognized for financial statement reporting purposes in accordance with SFAS 123R, utilizing the following assumptions: (a) Risk free rate of 4.23% (b) Volatility of 45 (c) Forfeiture rate of 10% and (d) Dividends of 0. Additional information can be found on Page F-18, Note 5 to the Audited Financial Statements.

We entered into a Director Agreement with Thomas Berthel on July 23, 2007 pursuant to which he is to be paid a quarterly director fee in the amount of $15,000 in advance at the beginning of each calendar quarter. Under his agreement, for each year of service as a director, we shall issue to Mr. Berthel an option to purchase the same number of shares of our common stock which is provided to other outside directors pursuant to our stock option plan.

Except with respect to Thomas Berthel, members of our board of directors who are not employees of our company, are paid $40,000 per year, plus $1,500 for each board of directors meeting attended in person, and receive 25,000 shares of our common stock for each year of service.  Directors are paid an additional $10,000 per year for serving on our audit committee or compensation committee.

Executive Compensation in Fiscal Year 2007

The following table sets forth the 2007 compensation earned by our chief executive officer, chief financial officer and the three other executive officers who, based on their total compensation, received more than $100,000 and were the most highly compensated in 2007. We refer to these individuals collectively as the named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (3)	Option Awards $ (3)	All Other Annual Compensation ($)	Total ($)
Anthony J. Piscitelli (1) Chairman of the Board, President and Chief Executive Officer	2007	$368,606	$50,000	—	$310,500	$22,000	$751,106
Gary Sidorsky Chief Financial Officer and Director	2007	$167,919	$10,000	$100,000	$26,910	—	$304,829
Curtis M. Taufman (2) Vice President of Engineering	2007	$183,911	$50,000	—	$31,050	$4,500	$269,461
John F. Rutledge III Vice President of Marketing and Military Research	2007	$209,164	$124,850	—	$31,050	—	$365,064
Russell Scales Vice President of Business Development	2007	$194,361	$5,000	$100,000	$10,350	—	$309,711

(1) Mr. Piscitelli’s other annual compensation is comprised of insurance premiums with respect to life insurance.

(2) Mr. Taufman’s other annual compensation is comprised of premiums with respect to life insurance.

(3) Amounts reported represent the compensation cost to be recognized for financial statement reporting purposes in accordance with SFAS 123R, utilizing the following assumptions: (a) Risk free rate of 4.23% (b) Volatility of 45 (c) Forfeiture rate of 10% and (d) Dividends of 0. Additional information can be found on Page F-18, Note 5 of the Audited Financial Statements.

Grants of Plan-Based Awards

                The following table sets forth certain information regarding equity based compensation to our named executive officers in 2007.

Grants of Plan-Based Awards

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
Anthony J. Piscitelli	12/14/07	—	750,000	$2.00	$310,500
Gary Sidorsky	2/8/07	50,000	—	—	$50,000
	4/26/07	50,000	––	––	$50,000
	12/14/07	—	65,000	$2.00	$26,910
Curtis Taufman	12/14/07	—	75,000	$2.00	$31,050
John F. Rutledge III	12/14/07		75,000	$2.00	$31,050
Russell Scales	2/8/07	50,000	––	––	$50,000
	4/26/07	50,000	––	––	$50,000
	12/14/07	—	25,000	$2.00	$10,350

(1) See the “Option Exercises and Stock Vested” table below for information concerning the option awards.

(2) Amounts reported represent the compensation cost to be recognized for financial statement reporting purposes in accordance with SFAS 123R, utilizing the following assumptions: (a) Risk free rate of 4.23% (b) Volatility of 45 (c) Forfeiture rate of 10% and (d) Dividends of 0. Additional information can be found on Page F 18, Note 5 of the Audited Financial Statements.

Option Exercises and Stock Vested

                The following table sets forth certain information concerning outstanding equity awards held by our named executive officers at December 31, 2007:

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options Unexciserable (1)	Option Exercise Price per share	Option Expiration Date
Anthony J. Piscitelli	750,000	$2.00	12/14/14
Gary Sidorsky	65,000	$2.00	12/14/14
Curtis Taufman	75,000	$2.00	12/14/14
John F. Rutledge III	75,000	$2.00	12/14/14
Russell Scales	25,000	$2.00	12/14/14

(1) All of the options were granted on December 14, 2007.  They vest at the rate of 20% per year with the first 20% vesting upon the first anniversary of the grant date.

Pension Benefits Table

                None of our named executive officers participates in or has account balances in a qualified or non-qualified defined benefit plan sponsored by our company.

Nonqualified Deferred Compensation Table

                None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by our company.

Employment Arrangements with Named Executive Officers

Anthony Piscitelli. We entered into an employment agreement with Anthony Piscitelli effective January 1, 2007. Pursuant to his employment agreement, Mr. Piscitelli serves as our chief executive officer. The employment agreement has an initial term of five years that is automatically extended each year by one additional year unless either party provides written notice of non-renewal. Mr. Piscitelli’s initial annual base salary under the employment agreement is $375,000, which amount shall be, in good faith, reviewed and increased by our board of directors at least annually or more frequently upon his request. The employment agreement also provides that Mr. Piscitelli shall be paid an annual bonus each fiscal year, which shall not be less than an amount equal to 2.5% of ADSI’s increase in net income before extraordinary and non-recurring items and income taxes over the prior fiscal year. He is also eligible for additional performance based bonuses.

Gary Sidorsky. We entered into an employment agreement with Gary Sidorsky effective January 1, 2007. Pursuant to his employment agreement, Mr. Sidorsky serves as our chief financial officer. The employment agreement has an initial term of five years that is automatically extended each year by one additional year unless either party provides written notice of non-renewal. Mr. Sidorsky’s initial annual base salary under the employment agreement is $153,000, which amount shall be reviewed on an annual basis by our chief executive officer and increased from time to time in an amount determined by our chief executive officer. The employment agreement also provides that Mr. Sidorsky shall be entitled to earn and be paid an annual performance bonus for the 2007 fiscal year determined reasonably and in good faith by ADSI. Beginning with the 2008 fiscal year, Mr. Sidorsky’s employment agreement provides that he shall be entitled to earn and be paid an annual bonus each fiscal year of 1.25% of the increase in ADSI’s EBITDA over the preceding fiscal year.

John Rutledge. We entered into an employment agreement with John Rutledge effective January 1, 2007. Pursuant to his employment agreement, Mr. Rutledge serves as our vice president of military sales. The employment agreement has an initial term of five years that is automatically extended each year by one additional year unless either party provides written notice of non-renewal. Mr. Rutledge’s initial annual base salary under the employment agreement is $250,000, which amount shall be reviewed on an annual basis by our chief executive officer and increased from time to time in an amount determined by our chief executive officer. The employment agreement also provides that Mr. Rutledge shall be entitled to earn and be paid an annual performance bonus. For the 2007 fiscal year, such bonus shall be an amount equal to 1.5% of all military vehicular armor sales revenue in excess of $33 million collected by us in fiscal year 2007. The foregoing formula will be adjusted by ADSI on an annual basis after fiscal year 2007 in good faith.

Curtis Taufman. We entered into an employment agreement with Curtis Taufman effective January 1, 2007. Pursuant to his employment agreement, Mr. Taufman serves as our vice president of engineering. The employment agreement has an initial term of five years that is automatically extended each year by one additional year unless either party provides written notice of non-renewal. Mr. Taufman’s initial annual base salary under the employment agreement is $186,300, which amount shall be reviewed on an annual basis by our chief executive officer and increased from time to time in an amount determined by our chief executive officer. The employment agreement also provides that Mr. Taufman shall be entitled to earn and be paid an annual bonus, which shall be not less than an amount equal to 2.5% of ADSI’s increase in net income before extraordinary and non-recurring items and income taxes over the prior fiscal year. He is also eligible for additional performance based bonuses.

Each of the foregoing employment agreements provide for payments or other benefits upon the termination of the executive’s employment under specified circumstances and/or in the event of a change in control of ADSI, as described below.

We are currently negotiating an employment agreement with Fergal Foley, our Chief Operating Officer.

Potential Payments Upon Termination or Change in Control

Anthony Piscitelli. Under our employment agreement with Mr. Piscitelli, if we terminate him for cause or he terminates his employment without good reason, we are not obligated to make any payments to him other than all compensation, expenses and other amounts owed to him as of the date of termination. “Cause” means any of the following actions by Mr. Piscitelli: (i) conviction of a felony crime, (ii) commission of fraud against, or embezzlement or material misappropriation from, ADSI, or (iii) material breach of his employment agreement. “Good reason” means any of the following actions of ADSI (or a successor) without Mr. Piscitelli’s written consent: (a) breach of any material term of the employment agreement, (b) makes or causes a material adverse change in Mr. Piscitelli’s functions, duties or responsibilities, (c) reduces his then annual base salary, (d) causes or allows a material reduction in his entitlement to the employee benefits provided under the employment agreement, (e) requires him to work in an office more than 25 miles from the location of his current principal executive office, (f) removes him from our board of directors by a majority vote of the board or otherwise, or (g) fails to obtain the assumption of, and agreement to perform, the employment agreement by any successor to ADSI.

If we terminate Mr. Piscitelli without cause or if he terminates his employment for good reason, we would be obligated to pay Mr. Piscitelli (i) all compensation, expenses and other amounts owed to him as of the date of termination, (ii) a lump sum amount equal to (a) the prior year’s bonus(es) or any portion thereof remaining unpaid as of termination, and (b) two times the average of the two prior years’ bonuses, and (iii) continue to pay him his then annual base salary for, except as set forth in the next sentence, the greater of the remainder of the term of his employment agreement or two years. If such termination or resignation occurs within six months before a change in control of ADSI or within eighteen months after a change in control, our obligation to continue paying Mr. Piscitelli his then annual base salary shall be for the greater of the remainder of the term of his employment agreement and three years. In addition, in the event of such termination, we will be obligated to provide Mr. Piscitelli office space for a period of 24 months or, if shorter, through the date he commences other employment, and, at our option (x) provide Mr. Piscitelli 1,000,000 shares of ADSI common stock or (y) immediately purchase all of his shares of ADSI common stock, including the foregoing 1,000,000 shares.

If Mr. Piscitelli dies during the term of his employment agreement, we will be obligated to pay his spouse or estate all compensation, expenses and other amounts owed to him as of the date of his death. In addition, we would be obligated to pay to his family all unpaid prior years’ bonuses, plus a bonus for the then current year equal to his prior year’s bonus pro rated for the number of months he was employed during such year.

If Mr. Piscitelli becomes disabled, we have the right to terminate his employment under the employment agreement. If we exercise such right, we will be obligated to pay him all compensation, expenses and other amounts owed to him as of the date of termination, a lump sum equal to one year’s annual salary then in effect, all unpaid prior years’ bonuses, and a bonus for the then current year equal to his prior year’s bonus pro rated for the number of months he was employed during such year. We are obligated under the employment agreement to carry sufficient disability insurance to provide Mr. Piscitelli with three years of his annual base salary in effect upon his termination for disability as well as life-time health insurance. To the extent the payments and benefits are unavailable under the terms of our insurance policies, we are obligated to provide such payments and benefits to him directly.

If Mr. Piscitelli is subject to a federal excise tax on all or any part of any payment made pursuant to his employment agreement under Section 4999 of the Internal Revenue Code, we are obligated to pay him an additional amount sufficient, considering the state and federal income and other taxes that Mr. Piscitelli is required to pay with respect to such additional amounts, to provide him on an after-tax basis an amount equal to the amounts to be paid to Mr. Piscitelli under the employment agreement without regard to such excise tax.

Gary Sidorsky. Under our employment agreement with Mr. Sidorsky, if we terminate him for cause or he terminates his employment without good reason, we are not obligated to make any payments to him other than all compensation, expenses and other amounts owed to him as of the date of termination. “Cause” means any of the following actions by Mr. Sidorsky: (i) conviction of a felony crime, (ii) commission of fraud against, or embezzlement or material misappropriation from, ADSI, or (iii) material breach of his employment agreement. “Good reason” means any of the following actions of ADSI (or a successor) without Mr. Sidorsky’s written consent: (a) breach of any material term of the employment agreement, (b) makes or causes a material adverse change in Mr. Sidorsky’s functions, duties or responsibilities, (c) reduces his then annual base salary, (d) causes or allows a material reduction in his entitlement to the employee benefits provided under the employment agreement, (e) requires him to work in an office more than 25 miles from the location of his current principal executive office, (f) terminates Mr. Piscitelli’s employment with ADSI without cause or Mr. Piscitelli terminates his employment for good reason, or (g) fails to obtain the assumption of, and agreement to perform, the employment agreement by any successor to ADSI.

If we terminate Mr. Sidorsky without cause or if he terminates his employment for good reason, we would be obligated to pay Mr. Sidorsky (i) all compensation, expenses and other amounts owed to him as of the date of termination, and (ii) continue to pay him his then annual base salary for, except as set forth in the next sentence, the greater of the remainder of the term of his employment agreement or two years. If such termination or resignation occurs within six months before a change in control of ADSI or within eighteen months after a change in control, our obligation to continue paying Mr. Sidorsky his then annual base salary shall be for the greater of the remainder of the term of his employment agreement and three years.

If Mr. Sidorsky dies during the term of his employment agreement, we will be obligated to pay his spouse or estate all compensation, expenses and other amounts owed to him as of the date of his death, and shall thereafter have no further obligation to pay him compensation unless required by applicable law.

If Mr. Sidorsky becomes disabled, we have the right to terminate his employment under the employment agreement. If we exercise such right, we will be obligated to pay him all compensation, expenses and other amounts owed to him as of the date of termination, and shall thereafter have no further obligation to pay him compensation unless required by applicable law.

John Rutledge. Under our employment agreement with Mr. Rutledge, if we terminate him for cause or he terminates his employment without good reason, we are not obligated to make any payments to him other than all compensation, expenses and other amounts owed to him as of the date of termination. “Cause” means any of the following actions by Mr. Rutledge: (i) conviction of a felony crime, (ii) commission of fraud against, or embezzlement or material misappropriation from, ADSI, or (iii) material breach of his employment agreement. “Good reason” means any of the following actions of ADSI (or a successor) without Mr. Rutledge’s written consent: (a) breach of any material term of the employment agreement, (b) makes or causes a material adverse change in Mr. Rutledge’s functions, duties or responsibilities, (c) reduces his then annual base salary, (d) causes or allows a material reduction in his entitlement to the employee benefits provided under the employment agreement, (e) requires him to work in an office more than 25 miles from the location of his current principal executive office, (f) terminates Mr. Piscitelli’s employment with ADSI without cause or Mr. Piscitelli terminates his employment for good reason, or (g) fails to obtain the assumption of, and agreement to perform, the employment agreement by any successor to ADSI.

If we terminate Mr. Rutledge without cause or if he terminates his employment for good reason, we would be obligated to pay Mr. Rutledge (i) all compensation, expenses and other amounts owed to him as of the date of termination, and (ii) continue to pay him his then annual base salary for, except as set forth in the next sentence, the greater of the remainder of the term of his employment agreement or two years. If such termination or resignation occurs within six months before a change in control of ADSI or within eighteen months after a change in control, our obligation to continue paying Mr. Rutledge his then annual base salary shall be for the greater of the remainder of the term of his employment agreement and three years.

If Mr. Rutledge dies during the term of his employment agreement, we will be obligated to pay his spouse or estate all compensation, expenses and other amounts owed to him as of the date of his death, and shall thereafter have no further obligation to pay him compensation unless required by applicable law.

If Mr. Rutledge becomes disabled, we have the right to terminate his employment under the employment agreement. If we exercise such right, we will be obligated to pay him all compensation, expenses and other amounts owed to him as of the date of termination, and shall thereafter have no further obligation to pay him compensation unless required by applicable law.

Curtis Taufman. Under our employment agreement with Mr. Taufman, if we terminate him for cause or he terminates his employment without good reason, we are not obligated to make any payments to him other than all compensation, expenses and other amounts owed to him as of the date of termination. “Cause” means any of the following actions by Mr. Taufman: (i) conviction of a felony crime, (ii) commission of fraud against, or embezzlement or material misappropriation from, ADSI, or (iii) material breach of his employment agreement. “Good reason” means any of the following actions of ADSI (or a successor) without Mr. Taufman’s written consent: (a) breach of any material term of the employment agreement, (b) makes or causes a material adverse change in Mr. Taufman’s functions, duties or responsibilities, (c) reduces his then annual base salary, (d) causes or allows a material reduction in his entitlement to the employee benefits provided under the employment agreement, (e) requires him to work in an office more than 25 miles from the location of his current principal executive office, (f) terminates Mr. Piscitelli’s employment with ADSI without cause or Mr. Piscitelli terminates his employment for good reason, or (g) fails to obtain the assumption of, and agreement to perform, the employment agreement by any successor to ADSI.

If we terminate Mr. Taufman without cause or if he terminates his employment for good reason, we would be obligated to pay Mr. Taufman (i) all compensation, expenses and other amounts owed to him as of the date of termination, (ii) a lump sum amount equal to (a) the prior year’s bonus(es) or any portion thereof remaining unpaid as of termination, and (b) two times the average of the two prior years’ bonuses, and (iii) continue to pay him his then annual base salary for, except as set forth in the next sentence, the greater of the remainder of the term of his employment agreement or two years.  If such termination or resignation occurs within six months before a change in control of ADSI or within eighteen months after a change in control, our obligation to continue paying Mr. Taufman his then annual base salary shall be for the greater of the remainder of the term of his employment agreement and three years.  In addition, in the event of such termination, (x) we will be obligated to provide Mr. Taufman office space for a period of 24 months or, if shorter, through the date he commences other employment, and (y) all options to purchase shares of our common stock held by Mr. Taufman will vest and be subject to immediate exercise, and if Mr. Taufman informs us that he does not intend to exercise any or all such options, we will be obligated to pay him a lump sum in an amount equal to the value of the options that he does not exercise.

If Mr. Taufman dies during the term of his employment agreement, we will be obligated to pay his spouse or estate all compensation, expenses and other amounts owed to him as of the date of his death.  In addition, we would be obligated to pay to his family all unpaid prior years’ bonuses, plus a bonus for the then current year equal to his prior year’s bonus pro rated for the number of months he was employed during such year.

If Mr. Taufman becomes disabled, we have the right to terminate his employment under the employment agreement.  If we exercise such right, we will be obligated to pay him all compensation, expenses and other amounts owed to him as of the date of termination, a lump sum equal to one year’s annual salary then in effect, all unpaid prior years’ bonuses, and a bonus for the then current year equal to his prior year’s bonus pro rated for the number of months he was employed during such year.

If Mr. Taufman is subject to a federal excise tax on all or any part of any payment made pursuant to his employment agreement under Section 4999 of the Internal Revenue Code, we are obligated to pay him an additional amount sufficient, considering the state and federal income and other taxes that Mr. Taufman is required to pay with respect to such additional amounts, to provide him on an after-tax basis an amount equal to the amounts to be paid to Mr. Taufman under the employment agreement without regard to such excise tax.

Equity Compensation Plan

Background and Purpose.  On December 3, 2007, our Board of Directors adopted the American Defense Systems, Inc. 2007 Incentive Compensation Plan, which we refer to as the 2007 Plan, which was subsequently approved by our stockholders in April 2008.

Purpose.  The purpose of the 2007 Plan is to assist our company and its subsidiaries and other designated affiliates, which we refer to as “Related Entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors consultants and other persons who provide services to our company or its Related Entities, by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

As of the date of this registration statement, we have awarded stock options to purchase up to 1,717,000 shares of our common stock under the 2007 Plan.

The following is a summary of certain principal features of the 2007 Plan. This summary is qualified in its entirety by reference to the complete text of the 2007 Plan.  Stockholders are urged to read the actual text of the 2007 Plan in its entirety which is set forth as an exhibit to this registration statement.

Shares Available for Awards; Annual Per-Person Limitations.  The total number of shares of our common stock (the “Shares”) reserved and available for delivery under the 2007 Plan (“Awards”) at any time during the term of the Plan shall be equal to 5,000,000 Shares. The foregoing limit shall be increased by the number of Shares with respect to which Awards previously granted under the 2007 Plan that are forfeited, expire or otherwise terminate without issuance of Shares, or that are settled for cash or otherwise do not result in the issuance of Shares, and the number of Shares that are tendered (either actually or by attestation) or withheld upon exercise of an Award, to pay the exercise price or any tax withholding requirements.  Awards issued in substitution for awards previously granted by a company acquired by our company or a Related Entity, or with which our company or any Related Entity combines, do not reduce the limit on grants of Awards under the Plan.

The 2007 Plan imposes individual limitations on the amount of certain Awards in part to comply with Code Section 162(m). Under these limitations, during any fiscal year of our company, no participant may be granted (i) stock options or stock appreciation rights with respect to more than 500,000 Shares, or (ii) Shares of restricted stock, Shares of deferred stock, performance shares and other stock based-awards with respect to more than 500,000 Shares, in each case, subject to adjustment in certain circumstances. In addition, the maximum dollar value payable to any one participant with respect to performance units is $2,500,000 (pro-rated for any 12-month performance period that is less than 12 months), and with respect to any performance period that is more than 12 months, $2,500,000 multiplied by the number of full 12 month periods that are in the Performance Period.  The maximum aggregate number of Shares that may be issued under the Plan as a result of the exercise of incentive stock options is 5,000,000 Shares.

The Committee is authorized to adjust the foregoing limitations and is authorized to adjust outstanding Awards (including adjustments to exercise prices of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, Shares or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Shares so that an adjustment is appropriate. The Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Eligibility.  The persons eligible to receive Awards under the 2007 Plan are the officers, directors, employees, consultants and other persons who provide services to our company or any Related Entity.  An employee on leave of absence may be considered as still in the employ of our company or a Related Entity for purposes of eligibility for participation in the 2007 Plan.

Administration.  The 2007 Plan is to be administered by a committee designated by our Board of Directors consisting of not less than two directors (the ‘‘Committee’’), provided, however, that except as otherwise expressly provided in the Plan, the Board may exercise any power or authority granted to the Committee under the 2007 Plan. Subject to the terms of the 2007 Plan, the Committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each Participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and Award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2007 Plan.

Stock Options and Stock Appreciation Rights.  The Committee is authorized to grant stock options, including both incentive stock options (“ISOs”), which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a Share on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the Committee, but in the case of an incentive stock option or a stock appreciation right, must not be less than the fair market value of a Share on the date of grant. For purposes of the 2007 Plan, the term “fair market value” means the fair market value of a Share, Awards or other property as determined by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the fair market value of a Share as of any given date shall be the closing sales price per Share as reported on the principal stock exchange or market on which Shares are traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the Committee, except that no option or stock appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the Committee.  The Committee, thus, may permit the exercise price of options awarded under the Plan to be paid in cash, Shares, other Awards or other property (including loans to participants).  Options may be exercised by payment of the exercise price in cash, Shares, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

Restricted and Deferred Stock.  The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of Shares that are subject to such risks of forfeiture and other restrictions as the Committee may impose. A participant granted restricted stock generally has all of the rights of a stockholder of our company, unless otherwise determined by the Committee. An Award of deferred stock confers upon a participant the right to receive Shares at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the Committee may impose. Prior to settlement, an Award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents.  The Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, Shares, other Awards or other property equal in value to dividends paid on a specific number of Shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional Shares, Awards or otherwise as specified by the Committee.

Bonus Stock and Awards in Lieu of Cash Obligations.  The Committee is authorized to grant Shares as a bonus free of restrictions, or to grant Shares or other Awards in lieu of Company obligations to pay cash under the 2007 Plan or other plans or compensatory arrangements, subject to such terms as the Committee may specify.

Other Stock-Based Awards.  The Committee is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to Shares.  The Committee determines the terms and conditions of such Awards.

Performance Awards.  The Committee is authorized to grant performance awards to participants on terms and conditions established by the Committee.  The performance criteria to be achieved during any performance period and the length of the performance period is determined by the Committee upon the grant of the performance award.  Performance awards may be valued by reference to a designated number of Shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units).  Performance awards may be settled by delivery of cash, Shares or other property, or any combination thereof, as determined by the Committee. Performance awards granted to persons whom the Committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the Committee, be subject to provisions that should qualify such Awards as “performance-based compensation” not subject to the limitation on tax deductibility by us under Code Section 162(m). For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and each other person whose compensation is required to be disclosed in our filings with the SEC by reason of that person being among the three highest compensated officers (other than the Chief Financial Officer) of our company as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) of the Code is to be exercised by the Committee and not the Board.

If and to the extent that the Committee determines that these provisions of the 2007 Plan are to be applicable to any Award, one or more of the following business criteria for our company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of our company and/or a Related Entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for awards under the 2007 Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on assets, net assets, investment, capital, operating revenue or equity; (6) economic value added; (7) direct contribution; (8) income; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; net operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital or working capital management, including inventory turnover and days sales outstanding; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and (18) stock price.  Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the Company.  The Committee may exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to our operations or not within the reasonable control of our management, or (iii) a change in accounting standards required by generally accepted accounting principles.

The Committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential Award.

Other Terms of Awards.  Awards may be settled in the form of cash, Shares, other Awards or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee is authorized to place cash, Shares or other property in trusts or make other arrangements to provide for payment of our obligations under the 2007 Plan. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any Shares or other property to be distributed will be withheld (or previously acquired Shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2007 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3.

Awards under the 2007 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant Awards in exchange for other Awards under the 2007 Plan, awards under our other plans, or other rights to payment from us, and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.

Acceleration of Vesting; Change in Control.  The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the Committee, vesting shall occur automatically in the case of a “change in control” of our company, (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control).  In addition, the Committee may provide in an Award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”  For purposes of the 2007 Plan, unless otherwise specified in an Award agreement, a change in control means the occurrence of any of the following:

(i)            The acquisition by any person (as that term is used in the Securities Exchange Act of 1934) of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of more than fifty percent (50%) of either (A) the then outstanding equity securities of our company (the “Outstanding Company Stock”) or (B) the combined voting power of the then outstanding voting securities of our company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that the following acquisitions shall not constitute or result in a Change of Control:  (v) any acquisition directly from us; (w) any acquisition by us; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or any Subsidiary; or (z) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii)           During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this Purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)          Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving our company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the our assets, or the acquisition of assets or stock of another entity by our company or any of its Subsidiaries (each a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the Board of Directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)          Approval by our stockholders of a complete liquidation or dissolution of our company.

Amendment and Termination.  The Board of Directors may amend, alter, suspend, discontinue or terminate the 2007 Plan or the Committee’s authority to grant Awards without further stockholder approval, except that stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which Shares are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to the 2007 Plan which might increase the cost of the 2007 Plan or alter the eligibility of persons to receive Awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to incentive stock options, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by the Board, the 2007 Plan will terminate at the earliest of (a) such time as no Shares remain available for issuance under the 2007 Plan, (b) termination of the 2007 Plan by the Board of Directors, or (c) the tenth anniversary of the effective date of the Plan.  Awards outstanding upon expiration of the 2007 Plan shall remain in effect until they have been exercised or terminated, or have expired.

Federal Income Tax Consequences of Awards.  The 2007 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options.  On exercise of a nonqualified stock option granted under the 2007 Plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the Shares acquired on exercise of the option over the exercise price. If the optionee is an employee of our company or a Related Entity, that income will be subject to the withholding of Federal income tax.  The optionee’s tax basis in those Shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those Shares will begin on that date.

If an optionee pays for Shares on exercise of an option by delivering Shares, the optionee will not recognize gain or loss on the Shares delivered, even if their fair market value at the time of exercise differs from the optionee’s tax basis in them.  The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash.  If a separate identifiable stock certificate is issued for that number of Shares equal to the number of Shares delivered on exercise of the option, the optionee’s tax basis in the Shares represented by that certificate will be equal to his tax basis in the Shares delivered, and his holding period for those Shares will include his holding period for the Shares delivered.  The optionee’s tax basis and holding period for the additional Shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

We will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for our company and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Incentive Stock Options.  The 2007 Plan provides for the grant of stock options that qualify as “incentive stock options” as defined in section 422 of the Code, which we refer to as ISOs.  Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an ISO.  In addition, if the optionee holds a Share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that Share and the holder’s tax basis in that Share will be long-term capital gain or loss.

If, however, an optionee disposes of a Share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the Share on the date the ISO was exercised over the exercise price.  If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the Share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale.  If the amount realized on a Disqualifying Disposition exceeds the fair market value of the Share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the Share exceeds one year.

An optionee who exercises an ISO by delivering Shares acquired previously pursuant to the exercise of an ISO before the expiration of the Required Holding Period for those Shares is treated as making a Disqualifying Disposition of those Shares.  This rule prevents “pyramiding” or the exercise of an ISO (that is, exercising an ISO for one Share and using that Share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a Share acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised.  If, however, there is a Disqualifying Disposition of the Share in the year in which the option is exercised, there will be no adjustment with respect to that Share.  If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee’s alternative minimum taxable income for that year.  In computing alternative minimum taxable income, the tax basis of a Share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that Share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a Share acquired on exercise of an incentive stock option after the Required Holding Period.  However, if there is a Disqualifying Disposition of a Share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards.  Generally, the recipient of an award of Shares will recognize ordinary compensation income at the time the Shares are received equal to the excess, if any, of the fair market value of the Shares received over any amount paid by the recipient in exchange for the Shares.  If, however, the Shares are non-vested when they are received under the 2007 Plan (for example, if the employee is required to work for a period of time in order to have the right to sell the Shares), the recipient generally will not recognize income until the Shares become vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the Shares on the date they become vested over any amount paid by the recipient in exchange for the Shares.  A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of an award of Shares, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the Shares on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of Shares acquired as stock awards will be the amount paid for such Shares plus any ordinary income recognized either when the Shares are received or when the Shares become vested.  Upon the disposition of any Shares received as a stock award under the 2007 Plan the difference between the sale price and the recipient’s basis in the Shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the Shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.

Stock Appreciation Rights.  We may grant SARs separate from any other award, which we refer to as Stand-Alone SARs, or in tandem with options, which we refer to as Tandem SARs, under the 2007 Plan.  Generally, the recipient of a Stand-Alone SAR will not recognize any taxable income at the time the Stand-Alone SAR is granted.

With respect to Stand-Alone SARs, if the recipient receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received.  If the recipient receives the appreciation inherent in the SARs in Shares, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the Shares on the day they are received over any amounts paid by the recipient for the Shares.

With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or Shares equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone SARs.  If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e.,  the recipient will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the Shares over the exercise price.

In general, there will be no federal income tax deduction allowed to our company upon the grant or termination of Stand-Alone SARs or Tandem SARs.  Upon the exercise of either a Stand-Alone SAR or a Tandem SAR, however, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Dividend Equivalents.  Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent amount is received equal to the fair market value of the dividend equivalent amount received.  We generally will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of his receipt of the dividend equivalent amount, provided that the deduction is not otherwise disallowed under the Code.

Section 162 Limitations.  Section 162(m) to the Code, generally disallows a public company’s tax deduction for compensation to covered employees in excess of $1 million in any tax year beginning on or after January 1, 1994. Compensation that qualifies as “performance-based compensation” is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it.  We intend that awards granted to employees under the Plan whom the Committee expects to be covered employees at the time a deduction arises in connection with such options, may, if and to the extent so intended by the Committee, be granted in a manner that will qualify as such “performance-based compensation,” so that such awards would not be subject to the Section 162(m) deductibility cap of $1 million.  Future changes in Section 162(m) or the regulations thereunder may adversely affect our ability to ensure that awards under the 2006 Plan will qualify as “performance-based compensation” that are fully deductible by us under Section 162(m).

Section 409A of the Code.  The 2007 Plan is also intended to comply with Section 409A of the Code and all provisions of the 2007 Plan are to be interpreted in a manner consistent with the applicable requirements of Section 409A of the Code.  Section 409A of the Code governs the taxation of deferred compensation.  Any participant that is granted an award that does not comply with section 409A could be subject to immediate taxation on the award (even if the award is not exercisable) and an additional 20% tax on the award.

Importance of Consulting Tax Adviser.  The information set forth above is a summary only and does not purport to be complete.  In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change.  Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult his tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of Shares acquired as a result of an award.

401(k) Plan

We have adopted an employee savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our Board of Directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Other than the transactions described under the heading “Executive Compensation” (or with respect to which information is omitted in accordance with SEC regulations) and the transactions described below, since January 1, 2006 there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

On July 31, 2007, we entered into a Consulting Services Agreement with Thomas Berthel. As consideration for
Mr. Berthel’s assistance as a consultant in renegotiating the terms of an investment banking agreement executed between the company and an investment banking firm, we agreed to pay Mr.Berthel one half of the fee reductions that were actually realized as a result of such renegotiation.  The agreement provides that Mr. Berthel will continue to provide consulting services through April 30, 2008 and in consideration for his services, we will issue him an option to purchase shares of our common stock.  The option is for a number of shares equal to 250,000 less the number provided in an option granted to Mr. Berthel for his first year of service as a member of our Board of Directors. The option is exercisable at the fair market value of our common stock on the date granted, expires on April 30, 2010 and was to be issued promptly upon finalization of our stock option plan.  Mr. Berthel received an option to purchase up to 250,000 shares of our common stock as compensation for director services and not receive any additional options under the agreement.

In February 2008, we entered into a Consulting Services Agreement with Berthel Fisher & Company Financial Services, Inc. (“Berthel Fisher”).  As consideration for the assistance by Thomas Berthel, a registered representative of Berthel Fisher and a member of our board of directors, in negotiating the terms of an investment banking agreement which led to an investment in our company, we agreed to pay Berthel Fisher a fee equal to one percent of the dollar amount of such investment.  The agreement provides that if we do not receive funds by February 28, 2009, no payment shall be due.  To date, we have received gross proceeds of $15 million in investments covered by the agreement. Berthel Fisher is entitled to a payment under the agreement of $150,000.

On August 1, 2007, we entered into a one-year Independent Consulting Agreement with Richard Torykian.  Mr. Torykian has been a member of our board of directors since December, 2007.  As consideration for Mr. Torykian’s consulting services with respect to business opportunities and marketing strategies, we will pay him a fee equal to 5% of the gross contract value of any contracts or subcontracts obtained through his efforts and a quarterly consulting fee of $12,500 dollars.  In addition, the Agreement provides that Torykian will receive 100,000 shares of our common stock, issued in increments of 25,000 shares per quarter.

In connection with the Series A Convertible Preferred Stock financing on March 7, 2008, the following officers agreed not to sell in excess of 10% of, their current holdings of common stock: Anthony Piscitelli, president and chief executive officer; Gary Sidorsky, chief financial officer; Fergal Foley, chief operating officer; Victor La Sala, senior vice president of research and development; John Rutledge, senior vice president of military sales; and Curtis Taufman, senior vice president of engineering and architecture.

Although we do not have a separate conflicts policy other than that set forth in our amended and restated certificate of incorporation, we comply with Delaware law with respect to transactions involving potential conflicts.  Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Item 8.  Legal Proceedings

On July 10, 2007, we filed a lawsuit against a former subcontractor, Southern California Gold Products d/b/a Gypsy Rack, the subcontractor’s President and owner, Glenn Harris, and a designer, James McAvoy in the United States District Court, Eastern District of New York. Defendants moved to change venue to the Central District of California based upon insufficient contacts to the State of New York and on October 12, 2007 the matter was transferred to the United States District Court for the Central District of California, Case Number 07-CV-02779. On February 21, 2008, pursuant to the court’s order, we filed an amended complaint. The amended complaint names only Southern California Gold Products and James McAvoy as defendants and asserts six counts as follows: misappropriation of trade secrets and confidential information; breach of contract; unfair competition; conversion; violation of the Lanham Act; and interference with prospective economic advantage. The amended complaint seeks to enjoin the defendants from misappropriating, disclosing, or using our confidential information and trade secrets, and recall and surrender all products and trade secrets wrongfully misappropriated or converted by the defendants. It also seeks compensatory damages in an amount to be established at trial together with prejudgment and post judgment interest, exemplary damages, disgorgement, restitution with interest, attorney’s fees and the costs of suit. Defendants filed an answer to the amended complaint on April 16, 2008.

On December 6, 2006,  Stephen Lassak, our former Chief Financial Officer commenced an action against us for breach of contract arising from his termination of employment in the Eastern District of Ohio. The matter was transferred on defendant’s motion to the United States District Court, Eastern District of New York. Mr. Lassak seeks damages in excess of $500,000 inclusive of interest.  The parties have reached a settlement in this matter.

On February 29, 2008, Roy Elfers, a former employee commenced an action against us for breach of contract arising from his termination of employment in the Supreme Court of the State of New York, Nassau County. The Complaint seeks damages of approximately $87,000. We filed an answer to the complaint and will be commencing discovery.  Meritorious defenses to the claims exist and we intend to vigorously defend this action.

On March 4, 2008, Thomas Cusack, our former General Counsel, commenced an action with the United States Department of Labor, Occupational Safety and Health and Safety Administration, alleging retaliation in contravention of the Sarbanes-Oxley Act. Mr. Cusack seeks damages in excess of $3,000,000. We believe the allegations to be without merit and intend to vigorously defend against the action. On March 7, 2008, Mr. Cusack also commenced a second action against the Company for breach of contract and related issues arising from his termination of employment in New York State Supreme Court, Nassau County. Meritorious defenses to the claims exist and we intend to vigorously defend this action.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related
Stockholder Matters

Market Price

Prior to this registration there has not been a public trading market for our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future.  We intend to retain future earnings, if any, in the operation and expansion of our business.  In addition, the terms of our credit facility limit our ability to pay dividends.  Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.  Investors should not purchase our common stock with the expectation of receiving cash dividends.

Stockholder Matters

As of April 18, 2008, a total of 39,339,480 shares of common stock were outstanding and held of record by 472 persons.

As of December 31, 2007, the following equity securities of our company are authorized for issuance, aggregated as follows, pursuant to our company’s Equity Compensation Plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	2,453,462	$1.67/share	3,355,000
Total	2,453,462	$1.67/share	3,355,000

Item 10.  Recent Sales of Unregistered Securities

The following is a summary of transactions by our company within the past three years involving sales of its securities that were not registered under the Securities Act of 1933 (or Securities Act).

(a) Private Placements:

On March 7, 2008, we entered into an agreement to sell shares of our Series A Convertible Preferred Stock and warrants to purchase our common stock, and to conditionally sell shares of our common stock, to three investors. The aggregate purchase price of the preferred stock and warrants is $15.0 million and the aggregate purchase price of the common stock is $0.5 million.

An initial closing on the sale of the preferred stock and warrants was held on March 7, 2008 in which we received gross proceeds of $10,975,000. A subsequent closing took place on April 4, 2008 in which we received gross proceeds of $4,025,000. In addition, if we successfully list our common stock on the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, or the New York Stock Exchange on or prior to June 30, 2008, the three investors will purchase 100,000 shares of our common stock for an aggregate purchase price of $500,000. In connection with the foregoing financing, we also paid a portion of the related placement agent fees in the form of warrants to purchase 675,000 shares of our common stock at an exercise price of $2.00 per share.  Please see “Business—Series A Convertible Preferred Stock Financing” for additional information.

On February 1, 2005, we commenced a private placement of a maximum of 10,000,000 shares of our common stock to accredited investors at $1.00 per share.  As part of such offering, beginning on July 5, 2005, we provided subscribers to the private placement with warrants to purchase one share of common stock, exercisable at $1.00 per share, for each two shares of common stock previously purchased in the private placement. We completed the offering on September 27, 2005 and received gross proceeds of $5,557,900 and issued to the investors an aggregate of 5,557,900 shares of our common stock and warrants to purchase an aggregate of up to 2,778,950 shares of our common stock.  After payment of the cash portion of the placement agent fees of $555,790 and other fees, we received net proceeds of $5,002,110 from the private placement.  In connection with the private placement, we also paid placement agent fees in the form of 277,895 shares of our common stock and warrants to purchase 555,790 shares of our common stock at an exercise price of $1.10 per share, which warrants expire on June 30, 2010.

During 2006, holders of the warrants issued in the above private placement exercised warrants to purchase a total of 1,791,750 shares of our common stock.  The remaining warrants issued in the private placement expired on various dates in 2006.  After payment of placement agent fees of $52,627.50 and warrants to purchase 179,175 shares of our common stock at an exercise price of $1.10 per share and expiring on June 30, 2010, we received net proceeds of $1,737,998 from the exercise of the warrants.

With respect to the sales of our common stock described above, we relied on the exemption provided by Section 4(6) of the Securities Act and Regulation D promulgated thereunder.  The purchasers of securities are accredited investors and acquired securities for their own account for investment purposes only and not for resale unless registered under the Securities Act or pursuant an exemption from such registration.

(b)  Other Issuances of Common Stock:

(1) On February 5, 2005, we issued 100,000 shares of our common stock in settlement of our obligations under an existing note payable.  We recognized an aggregate value of the shares for financial statement reporting purposes of $100,000.

(2) On March 1, 2005, we issued 500,000 shares of our common stock in settlement of our obligations under an existing note payable.  We recognized an aggregate value of the shares for financial statement reporting of $500,000.

(3)     On August 16, 2005, we issued 50,000 shares of our common stock to one of our employees for accepting the job offer. We recognized an aggregate value of the shares for financial statement reporting purposes of $50,000.

(4)     On August 22, 2005, we issued 50,000 shares of our common stock to one of our employees for accepting the job offer. We recognized an aggregate value of the shares for financial statement reporting purposes of $50,000.

(5)     On September 28,2005, we issued 25,000 shares of our common stock to one of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $25,000.

(6)     On February 6, 2006, we issued 25,000 shares of our common stock in settlement of our obligations pursuant to an arbitration. We recognized an aggregate value of the shares for financial statement reporting purposes of $25,000.

(7)     On February 20, 2006, we issued 7,000 shares of our common stock to one of our contractors for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $7,000.

(8)     On February 20, 2006, we issued 25,000 shares of our common stock to one of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $25,000.

(9)     On February 21, 2006, we issued an aggregate of 90,000 shares of our common stock to certain of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $90,000.

(10)   On March 1, 2006, we issued an aggregate of 100,000 shares of our common stock to certain of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $100,000.

(11)   On February 8, 2007, we issued an aggregate of 260,000 shares of our common stock to certain of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $260,000.

(12)   On April 4, 2007, we issued 10,000 shares of our common stock to one of our contractors for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $10,000.

(13)   On April 26, 2007, we issued an aggregate of  300,000 shares of our common stock to certain of our employees for services rendered. We recognized an aggregate value of the shares for financial statement reporting purposes of $300,000.

(14)  On August 1, 2007, we issued 25,000 shares of our common stock to a member of our board of directors for consulting services. We recognized an aggregate value of the shares for financial statement reporting purposes of $25,000.

(15)  On November 15, 2007, we issued 250,000 shares to a third party in connection with the purchase of its assets.  We recognized an aggregate value of the shares for financial statement reporting purposes of $500,000.

(16)  On December 17, 2007, we issued 50,000 shares to a previous member of our board of directors for services rendered.  We recognized an aggregate value of the shares for financial statement reporting purposes of $50,000.

(17)  On January 16, 2008, we issued 25,000 shares of our common stock to a member of our board of directors for consulting services.  We recognized an aggregate value of the shares for financial statement reporting purposes of $50,000.

(18)  On January 28, 2008, we issued 100,000 shares to a third party in connection with the purchase of its assets.  We recognized an aggregate value of the shares for financial statement reporting purposes of $200,000.

(19)  On February 1, 2008, we issued 150,000 shares of our common stock to two of our employees in connection with promotions.  We recognized an aggreate value of the shares for financial statement reporting purposes of $300,000.

                The foregoing grants were exempt from registration under the Securities Act, pursuant to Rule 701 thereof, on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701, and/or Section 4(2) as transactions by an issuer not involving a public offering.

(c)  2007 Incentive Compensation Plan. In December 2007 and February 2008, we granted Non-Qualified Stock Option awards covering an aggregate of 1,645,000 and 72,000 shares of common stock, respectively, pursuant to our 2007 Incentive Compensation Plan described under the heading “Equity Compensation Plan” above. The exercise price for each option is $2.00 per share and each option vests at a rate of 20% per year, beginning on the first anniversary of the date of grant.  Each of the stock option awards is to be made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Rule 701 in that the securities were offered and sold either pursuant to written compensatory benefit plans or contracts relating to compensation.

Item 11. Description of Registrant’s Securities to be Registered

                The following description of our common stock, preferred stock, warrants and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents.  Forms of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement.

                We have applied to list our common stock on the American Stock Exchange (AMEX).   At April 18, 2008, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, of which 39,339,480 shares are issued and outstanding and 5,000,000 shares of preferred stock, par value $.001 per share, of which 15,000 shares have been designated Series A Convertible Preferred Stock and are issued and outstanding.

Common Stock

As of April 18, 2008, there were 39,339,480 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders.  Holders of common stock do not have cumulative voting rights.  Holders of the common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock.  See “Dividend Policy.”  Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock.  The common stock has no preemptive or conversion rights and no additional subscription rights.  There are no redemption or sinking fund provisions applicable to the common stock.  All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

As of April 18, 2008, we have designated 15,000 shares of preferred stock all as Series A Convertible Preferred Stock, all of which  are issued and outstanding.

Of the 4,985,000 undesignated shares of our preferred stock, our board of directors is authorized, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series.  The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock.  It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock.  However, possible effects of issuing preferred stock with voting and conversion rights include:

•             restricting dividends on common stock;

•             diluting the voting power of common stock;

•             impairing the liquidation rights of the common stock;

•             delaying or preventing a change of control of us without stockholder action; and

•             harming the market price of common stock.

We have designated 15,000 shares of our preferred stock as Series A Convertible Preferred Stock (“Series A Preferred”), the material terms of which are as follows:

Dividends.  Holders of the Series A Preferred are entitled to dividends, payable quarterly and on any dates on which the shares are converted, at the rate of 9% if paid in cash and 10% if paid in shares of common stock. During a triggering event, the dividend rate increases by 3% if paid in cash and by 9% if paid in common stock. The terms of the Series A Preferred provide that a triggering event occurs if (i) the common stock is suspended from trading or is not listed for a specified period of time after the Company becomes a reporting company under the Securities Exchange Act of 1934 (“1934 Act”), (ii) the Company fails to convert or intends to not to effect the conversion of the Series A Preferred as required, (iii) the Company fails for a specified period to reserve the required number of shares of common stock for each holder of Series A Preferred to effect the conversion of such Series A Preferred, (iv) the Company fails to pay any amount due with respect to the Series A Preferred and such failure is not timely cured, (v) involuntary bankruptcy or insolvency proceedings, appointment of a custodian or any similar action are initiated against the Company for a specified period of time, (vi) the Company commences actions similar to those referenced in clause (v), or (vii) the Company breaches any material representation, warranty or covenant in the transaction documents relating to the initial issuance of the Series A Preferred where such breach has or would have a cost or adverse impact to the Company or the holders of the Series A Preferred in excess of $500,000.

Conversion.  Each share of Series A Preferred is convertible into common stock at a rate (“Conversion Rate”) based upon the quotient of the Conversion Amount divided by the Conversion Price, where the “Conversion Amount” and the “Conversion Price” initially equal $1,000 and $2.00, respectively. Accordingly, each share of Series A Preferred is initially convertible into 500 shares of common stock, and the 15,000 shares of outstanding Series A Preferred is initially convertible into an aggregate of 7,500,000 shares of common stock.  The Conversion Price will be reduced and thus the number of shares of common stock into which the Series A Preferred is convertible will be increased based on a weighted average formula in the event additional shares of common stock (or securities exercisable for or convertible into shares of common stock) are issued at a price less than the Conversion Price then in effect. The foregoing adjustments shall not be made after the 3rd anniversary of the date the Company becomes a reporting company under the 1934 Act. The number of shares of common stock into which the Series A Preferred is convertible also is subject to proportional adjustment in the event the common stock is subdivided into a greater number of shares or is combined into a lesser number of shares. In addition, if the common stock is not listed on the American Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, or The New York Stock Exchange, Inc. (each, an “Eligible Market”) on or prior to May 30, 2008, the Conversion Price will be reduced by 4% and on each 30th day after such date that the listing has not occurred, the Conversion Price will be further reduced by 1.5%, but in no event will the total reductions exceed 10% of the initial Conversion Price.

The Company will not effect any conversion of Series A Preferred, and no holder of such shares will have the right to convert any Series A Preferred, to the extent that after giving effect to such conversion, the beneficial owner of such shares (together with such person’s affiliates) would have acquired, through conversion of Series A Preferred or otherwise, beneficial ownership of a number of shares of common stock that exceeds 9.99% (“Maximum Percentage”) of the number of shares of common stock outstanding immediately after giving effect to such conversion.

Redemption.  The holders of Series A Preferred may cause the Company to redeem such shares upon a triggering event as described above and upon the failure of certain conditions relating to the ability of holders to sell the shares of common stock issued upon conversion of the Series A Preferred, exercise of the Investor Warrants or pursuant to the conditional closing under the Securities Purchase Agreement discussed above. In addition, the Company (i) shall be required to redeem the Series A Preferred on December 31, 2010 and (ii) shall have the option to redeem the Series A Preferred (1) after the two year anniversary of the date the Company becomes a reporting company under the 1934 Act provided certain trading price and volume and other conditions are achieved or exist and (2) 6 months after a qualifying public offering.

Voting.  Each holder of Series A Preferred is entitled to the whole number of votes equal to the number of shares of common stock into which such holder’s Series A Preferred would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of the common stock. The Company will not give effect to any voting rights of the Series A Preferred, and any holder of such shares will not have the right to exercise voting rights with respect to any Series A Preferred, to the extent that giving effect to such voting rights would result in such holder (together with its affiliates) being deemed to beneficially own in excess of the Maximum Percentage of the number of shares of common stock outstanding immediately after giving effect to such exercise, assuming such exercise as being equivalent to conversion.

Warrants

2008 Investor Warrants

In connection with the sale of our Series A Convertible Preferred Stock on March 7 and April 4, 2008, we issued warrants to the investors in those sales to purchase up to an aggregate of 3,750,000 shares of our common stock.   Until the date that is 36 months after the date we become a reporting company under the 1934 Act, the holders of such warrants may purchase shares of our common stock at an exercise price of $2.40 per share.  The exercise price is subject to reduction by the amount of $0.10 if our common stock is not listed on an Eligible Market on or prior to May 30, 2008 and $0.04 on each 30th day after such date that our common stock is not so listed, not to exceed a total reduction of $0.24.  The warrants also contain a cashless exercise feature.

The number of shares of common stock that may be purchased under the warrants is subject to adjustment in a manner similar to the adjustment of the Conversion Rate for the Series A Preferred, and is subject to the same restriction regarding the Maximum Percentage applicable to the Series A Preferred.

We have the right to require holders of the warrants to exercise such warrants at any time after the 2nd anniversary of the date we become a public reporting company under the 1934 Act if the trading price and volume of our common stock achieves certain benchmarks or at any time after the six month anniversary of a qualified public offering, in each case provided certain other conditions are satisfied.

2008 Placement Agent Warrants

In connection with sale of the Series A Preferred and warrants under the Securities Purchase Agreement described above, our placement agent received warrants to purchase 675,000 shares of our common stock.

The warrants issued to the placement agent are exercisable for 5 years from the date of issue at an exercise price of $2.00 per share.  The warrants also contain a cashless exercise feature.  The number of shares of common stock that may be purchased under the warrants is subject to adjustment in a manner similar to the adjustment for the 2008 Investor Warrants.  Holders of the 2008 Placement Agent Warrants also have the right to include the shares of common stock that may be purchased under such warrants in any registration by our company for the sale of common stock under the Securities Act of 1933 (“1933 Act”), subject to certain restrictions.  These so-called “piggy-back registration rights” expire upon the second anniversary of our first firm commitment underwritten public offering under the 1933 Act.

2005 Financial Advisor Warrants

      In connection with a 2005 private placement, we issued to our financial advisor in that transaction warrants to purchase an aggregate of 734,965 shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.10 per share, subject to adjustment as discussed below.  The warrants expire on June 30, 2010.

      The exercise price and number of shares of common stock issuable on exercise of the warrants will be proportionately adjusted in the event of a stock dividend or split, or our recapitalization, reorganization, merger or consolidation or similar event.  In addition, the number and type of securities issuable upon conversion of the warrants are subject to adjustment upon a merger, consolidation, sale of substantially all assets, tender offer or reclassification of or with respect to our company.

      The warrants also contain provisions that protect the holder against subsequent issuances of common stock or common stock equivalents at a price less than the exercise price. In the event of such issuance, the exercise price of the warrant will be reduced to such lower issuance price and the number of shares that may be purchased upon exercise of the warrants will equal in the aggregate the quotient of the total exercise price before the adjustment divided by the new exercise price.  The foregoing adjustment does not apply to stock options granted to our employees, securities issued pursuant to any stock option plan, securities issued to our officers or directors, or any securities issued in a merger or acquisition of another entity or convertible securities issued prior to the date of the warrant. As of April 18, 2008, the exercise price of the warrants is $1.00 per share and the total number of shares of our common stock for which the warrants may be exercised equals 792,402.

      The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation’s voting stock.

We intend to amend and restate our certificate of incorporation shortly after the effectiveness of this registration statement.  Our amended and restated certificate of incorporation and bylaws contain provisions described below.

Classified board of directors

Our certificate of incorporation will divide our board of directors into three staggered classes (also referred to as a “classified” board), in which one-third of the directors is elected each year such that each director serves a three-year term.  As a results a portion of our board of directors will be elected each year, making it difficult for a potential acquiror (which may even be a majority stockholder) to gain control of our board of directors in less than two years.

Stockholder removal of directors only “For Cause” and with super-majority vote

Our certificate of incorporation will require a 66 2/3% majority vote of stockholders for the removal of directors, and such removal shall be only “for cause.”

Stockholder limitations on filling vacancies

Our certificate of incorporation will eliminate the ability of stockholders to fill vacancies on our board of directors and gives the board the exclusive right to fill vacancies.

Issuance of preferred stock

Our board of directors, without stockholder approval, will have authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock.  As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.  Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice.  These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

Stockholder meetings

Our bylaws provide and our certificate of incorporation will provide that our stockholders may call a special meeting only upon the request of the holders of at least a majority of the outstanding common stock entitled to vote.

Amendment of bylaws

Our bylaws provide that stockholders can amend the bylaws or specified provisions in the certificate of incorporation only upon the affirmative vote of the holders of a 66-2/3% majority of the outstanding shares of the capital stock then entitled to vote, voting together as a single class.

The above provisions in our amended and restated bylaws and to be included in our amended and restated certificate of incorporation are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of us. They may also have the effect of preventing changes in our management.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Item 12. Indemnification of Directors and Officers

Limitation of Liability

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•             any breach of the duty of loyalty to the corporation or its stockholders;

•             acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•             unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•             any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

Our amended and restated certificate of incorporation will provide that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An executive officer or director shall not be entitled to indemnification if:

•             The executive officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

•             The executive officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

These limitation of liability and indemnification provisions may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders.  A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

Item 13. Financial Statements and Supplementary Data

See Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

Exhibit
Numbers	Exhibits

3.1	Form of Amended and Restated Certificate of Incorporation(4)
3.2	Form of Amended and Restated Bylaws(2)
3.3	Certificate of Designation of Series A Convertible Preferred Stock(2)
4.1	Form of common stock certificate(1)
4.2	Form of 2005 financial advisor warrant(1)
4.3	Form of 2008 investor warrant(2)
4.4	Form of 2008 placement agent warrant(2)
4.5	Form of Series A Convertible Preferred Stock Certificate(2)
10.1	Agreement of Lease, dated 9/23/2004, between the Registrant and Industrial Management LLC (1)
10.2	Amendment to Lease, dated 5/31/2006, between the Registrant and Industrial Management LLC (1)
10.3	Second Amendment to Lease dated 2/1/2007, between the Registrant and Industrial Management LLC (1)
10.4	Contract between the Registrant and Marine Corps Systems Command dated 2/15/07, as amended by the Modification of Contract, dated 9/17/2007(1)
10.5	Contract between the Registrant and the U.S. Army Tank and Automotive Command, Life Cycle Management Command, dated 10/7/2005, as amended(1)
10.6	Contract between the Registrant and the U.S. Army Tank and Automotive Command, Life Cycle Management Command, dated 10/21/2005, as amended(1)
10.7	Contract between the Registrant and NAVFAC Southwest Specialty Center Contracts Core, dated 6/7/2007, as amended(1)
10.8	Employment Agreement with Anthony J. Piscitelli dated 1/1/2007(1)
10.9	Employment Agreement with Gary Sidorsky dated 1/1/2007(1)
10.10	Employment Agreement with John Rutledge dated 1/1/2007(1)
10.11	Employment Agreement with Curtis Taufman dated 1/1/2007(1)
10.12	Director Agreement with Thomas J. Berthel, dated 7/23/2007(1)
10.13	Consulting Services Agreement with Thomas J. Berthel, dated 7/31/2007(1)
10.14	Agreement between the Registrant and Stifel, Nicolaus & Company, Inc., dated 8/29/2006(1)
10.15	Agreement between the Registrant and Action Group(2)
10.16	2007 Incentive Compensation Plan(1)
10.17	Loan Agreement, dated May 2, 2007, with Commerce Bank, N.A.(2)
10.18	Securities Purchase Agreement, dated March 7, 2008(2)
10.19	Form of Lock-Up Agreement for Anthony Piscitelli, Gary Sidorsky, Fergal Foley, Victor La Sala, John Rutledge and Curtis Taufman(2)
10.20	Consulting Services Agreement between the Registrant and Berthel Fisher & Company Financial Services, Inc. dated February 29, 2008(3).
10.21	Independent Consulting Agreement between the Registrant and Richard Torykian dated August 1, 2007(3).
10.22	Asset Purchase Agreement among the Registrant, Tactical Applications Group and Lisa Sue Quinlan dated November 15, 2007(3).
10.23	Side letter between the Registrant and West Coast Opportunity Fund, LLC dated March 28, 2008(3).
21	Subsidiaries of Registrant(1)

(1)           Previously filed as an Exhibit to the Form 10, filed on February 11, 2008.

(2)           Previously filed as an Exhibit to Amendment No. 1 to the Form 10, filed on March 21, 2008.

(3)           Previously filed as an Exhibit to Amendment No. 2 to the Form 10, filed on April 11, 2008.

(4)           Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 22, 2008	AMERICAN DEFENSE SYSTEMS, INC.

	By:	/s/ Gary Sidorsky
Gary Sidorsky Chief Financial Officer

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

American Defense Systems, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of American Defense Systems, Inc. and Subsidiary (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years  ended December 31, 2007, 2006 and 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Defense Systems, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Jewett, Schwartz, Wolfe and Associates

Hollywood, Florida

March 21, 2008

AMERICAN DEFENSE SYSTEMS, INC

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Audited
	December 31,	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,479,887	$4,951,302
Restricted cash	—	216,101
Accounts receivable, net	6,711,161	4,282,618
Inventory	737,458	354,429
Prepaid expenses and other current assets	1,856,236	368,515
Costs in excess of billings on uncompleted contracts	5,011,974	1,462,915
Deferred tax asset, net	4,136,982	534,313
Deposits	608,020	79,400

TOTAL CURRENT ASSETS	20,541,718	12,249,593

Property and equipment, net	1,194,676	699,158
Goodwill	1,680,361	—
Advances for Future Acquisition	138,000	98,000

TOTAL ASSETS	$23,554,755	$13,046,751

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,381,930	$3,431,632
Accrued expenses	804,486	579,261
Current portion of long term debt	64,950	21,838
Billings in excess of costs on uncompleted contracts	—	—
Due to related party	12,741	—
Due to Tactical Applications Group	1,000,000	—
Deferred tax liability	3,965,150	—

TOTAL CURRENT LIABILITIES	10,229,257	4,032,731

Long term liabilities	27,670	8,008

TOTAL LIABILITIES	10,256,927	4,040,739

Commitments and contingencies	—	—

SHAREHOLDERS' EQUITY	—
Preferred stock, 5,000,000 shares at $.0001 par value authorized, no shares issued and outstanding	—	—
Common stock, 100,000,000 shares at $0.0001 par value authorized, 38,957,950, 38,312,950 and 36,299,200 shares issued and outstanding at December 31, 2007 2006 and 2005	48,403	48,313
Additional paid-in capital	10,265,407	9,113,697
Retained earnings (accumulated deficit)	2,984,018	(155,998)

TOTAL SHAREHOLDERS' EQUITY	13,297,828	9,006,012

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$23,554,755	$13,046,751

The accompanying notes are an integral part of these financial statements

AMERICAN DEFENSE SYSTEMS, INC

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
	December 31,
	2007	2006	2005

Revenues	$36,471,556	$25,252,994	$4,840,380
Cost of Sales	22,426,116	17,515,486	3,510,857
GROSS PROFIT	14,045,440	7,737,508	1,329,523

OPERATING EXPENSES
General and administrative	7,152,402	4,163,113	2,567,197
Marketing	1,976,978	566,417	471,284
Research and development	612,547	121,207	278,747
Settlement of litigation	469,488	179,300	35,000
Depreciation	392,115	230,052	83,799
(Income) loss on disposal of fixed assets	136	950	8,801
	10,603,666	5,261,039	3,444,828

INCOME FROM OPERATIONS	3,441,774	2,476,469	(2,115,305)

OTHER INCOME (EXPENSES)
Other income and (expense)	(2,121)	—	(19,407)
Interest expense	(39,111)	(16,561)	(31,192)
Financing charge	—	—	—
Interest income	101,955	118,033	60,818
	60,723	101,472	10,219

NET INCOME BEFORE TAXES	3,502,497	2,577,941	(2,105,086)

Provision (benefit) - income taxes	362,481	(534,313)	—

NET INCOME	$3,140,016	$3,112,254	$(2,105,086)

Weighted average common shares outstanding -basic and diluted	38,801,840	37,163,434	33,237,705

EARNINGS PER SHARE - basic and diluted	$0.08	$0.08	$(0.06)

The accompanying notes are an integral part of these financial statements

AMERICAN DEFENSE SYSTEMS, INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock
	1,000,000,000 shares authorized		Additional	Retained Earnings
	Shares	Par Value	Paid-in	(Accumulated
	Issued	$.0001 per share	Capital	Deficit)	Total

BALANCE - DECEMBER 31, 2004 (Audited)	29,713,405	$39,713	$1,709,189	$(1,163,166)	$585,736

Issuance of shares for partial conversion of note payable	600,000	600	300,400	—	301,000
Issuance of shares to employees for compensation	125,000	125	124,875	—	125,000
Issuance of shares to settle litigation	25,000	25	24,975	—	25,000
Shares issued in private offering	5,835,795	5,836	4,665,799	—	4,671,635
Issuance of warrants	—	—	330,475	—	330,475

Net loss	—	—	—	(2,105,086)	(2,105,086)

BALANCE - DECEMBER 31, 2005 (Audited)	36,299,200	$46,299	$7,155,713	$(3,268,252)	$3,933,760

Issuance of shares to employees for compensation	215,000	215	214,785	—	215,000
Issuance of shares to employees for service	7,000	7	6,993	—	7,000
Excercise of purchase warrants, net of commissions and other fees of $53,370	1,791,750	1,792	1,736,206	—	1,737,998

Net income	—	—	—	3,112,254	3,112,254

BALANCE - DECEMBER 31, 2006(Audited)	38,312,950	$48,313	$9,113,697	$(155,998)	$9,006,012

Issuance of shares to employees for compensation	610,000	61	609,939	—	610,000
					—
Issuance of shares for consulting services	35,000	4	34,996	—	35,000

Shares issued in connection with the Tactical Applications Group	250,000	25	499,975		500,000

Stock based compensation expense	—	—	6,800		6,800

Net income	—	—	—	3,140,016	3,140,016

BALANCE - DECEMBER 31, 2007 (Audited)	39,207,950	$48,403	$10,265,407	$2,984,018	$13,297,828

The accompanying notes are an integral part of these financial statements

AMERICAN DEFENSE SYSTEMS, INC

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Audited
	For the years ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income (loss)	$3,140,016	$3,112,254	$(2,105,086)

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Common stock issued in lieu of
compensation and services	645,000	215,000	151,000
Stock based compensation expense	6,800	—	—
Loss on disposal of fixed assets	136	950	8,801
Depreciation and amortization	392,115	230,052	83,799
Decrease in inventory valuation	—	—	19,748

Changes in operating assets and liabilities:
Restricted Cash	—	(7,221)	(208,880)
Accounts receivable	(2,428,543)	(3,000,276)	(1,136,352)
Inventories	(383,029)	10,941	(191,255)
Deposits and other assets	(528,620)	(79,400)	—
Cost in excess of billing on uncompleted contracts	(3,549,059)	(952,780)	(140,908)
Prepaid expenses and other assets	(1,487,721)	(259,792)	(9,351)
Deferred tax asset	(596,611)	(3,006,058)	—
Investment in affiliate	(40,000)	(98,000)	—
Accounts payable and accrued expenses	950,298	2,121,260	325,004
Accrued liabilities	225,225	579,261	20,681
Deferred tax liability	1,493,405	2,471,745	—
Due to related party	12,741	—	—
Billing in excess of cost on uncompleted contracts	—	(123,009)	26,524

Net cash provided by (used in) operating activities	(2,147,847)	1,214,927	(3,156,275)

Cash flows (used in) investing activities:
Purchase of equipment	(887,723)	(500,179)	(405,197)
Cash paid for acquisition in excess of cash received	(485,795)	—	—
Security deposits	—	—	2,729

Net cash (used in) investing activities	(1,373,518)	(500,179)	(402,468)

Cash flows from financing activities:
Proceeds from notes payable	140,000	29,846	—
Repayments of short term financing	(90,050)	—	(430,732)
Proceeds from sale of common stock	—	1,744,998	5,002,110

Net cash provided by financing activities	49,950	1,774,844	4,571,378

NET INCREASE (DECREASE) IN CASH	(3,471,415)	2,489,592	1,012,635

CASH AT BEGINNING OF YEAR	4,951,302	2,461,710	1,449,075

CASH AT END OF PERIOD	$1,479,887	$4,951,302	$2,461,710

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$11,663	$11,663	$31,192
Cash paid for taxes	$—	$—	$—

Supplemental disclosure of non-cash financing activities
Shares issued in lieu of compensation	$610,000	$215,000	$151,000
Shares issued for consulting services	$35,000	$—	$—

Assets and liabilities received in acquisition of subsidiary
Fixed assets	$69,948	$—	$—
Inventory	$301,078	$—	$—
Goodwill	$1,680,361	$—	$—
Accounts payable and accrued expense	$(28,966)	$—	$—
Note payable	$(36,626)	$—	$—
Due to Tactical Applications Group	$(1,000,000)	$—	$—
Shares issued in connection with the acquisition	$(500,000)

The accompanying notes are an integral part of these financial statements

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—On May 1, 2003, the stockholder of A. J. Piscitelli & Associates, Inc. exchanged all his issued and outstanding shares for shares of American Defense Systems, Inc. (the “Company”). American Defense Systems, Inc. was incorporated under the laws of the State of Delaware on December 6, 2002. The exchange was accounted for as a recapitalization of the Company, wherein the stockholder retained all the outstanding stock of American Defense Systems, Inc. At the time of the acquisition American Defense Systems, Inc. was substantially inactive.

On November 15, 2007, the Company entered into an Asset Purchase Agreement with Tactical Applications Group (TAG), a North Carolina based sole proprietorship, and its owner.   TAG has a retail establishment located in Jacksonville, North Carolina that supplies tactical equipment to military and security personnel.

Nature of Business—The Company designs and supplies transparent and opaque armor solutions for both military and commercial applications. These products, sold under Vista trademarks, are used in transport and fighting vehicles, construction equipment, sea craft and various fixed structures which require ballistic and blast attenuation. The Company also develops solutions, integrates and installs detention and security hardware, entry control and monitoring systems, intrusion detection systems, and security glass. In addition, the Company provides engineering and consulting services to the detention and security industry. The primary customers of the Company are United States government agencies, general contractors who have contracts with governmental entities, and private industry.

The Company also supplies tactical equipment to military and security personnel through its TAG subsidiary.

Principles of Consolidation— The consolidated financial statements include the accounts of American Defense Systems, Inc. and its wholly-owned subsidiaries, A.J Piscitelli & Associates, Inc. and Tactical Applications Group, Inc.   All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for revenue recognition, income taxes and accrued liabilities among others. Actual results could differ materially from those estimates.

Significant estimates for all periods presented include cost in excess of billings and accrued contingency losses in connection with litigation.

Cash and Cash Equivalents—The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Restricted cash —Restricted cash represents a balance held in escrow against accounts payable that are being disputed, which has been settled during 2007.  The balances at December 31, 2007, 2006 and 2005 were approximately $0, 216,000 and $208,000.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations—Cash and cash equivalents are maintained in financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

The Company received certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of any contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

During 2007, 2006, and 2005, the Company derived 99%, 99% and 87%, respectively, of its revenues from various U. S. government entities.

Inventories—Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. The Company recognized a valuation loss of $19,748 on vehicles held for resale for the year ended December 31, 2005.  There were no other valuation losses recognized for the years ended December 31, 2007 or 2006.

Equipment—Equipment is stated at cost less accumulated depreciation. Depreciation is provided using a straight-line method over an estimated useful life of three to five years. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill and Indefinite-Lived Intangible Assets— In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized.  The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with SFAS No. 142. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.   The Company has recorded goodwill associated with the acquisition of TAG in the amount of $1,680,361 and has recognized no impairment loss as of December 31, 2007.

Long-Lived Assets—The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment whenever circumstances and situations change, such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted cash flows of the long-lived assets are less than the carrying amount, their carrying amounts are reduced to fair value, and an impairment loss is recognized.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue and Cost Recognition— The Company recognizes revenue in accordance with the provisions of Staff Accounting Board (SAB) No. 104, “Revenue Recognition”, which states that revenue is realized and earned when all of the following criteria are met: (a) persuasive evidence of the arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectibility is reasonably assured.  Under this provision, revenue is recognized upon delivery and acceptance of the order.

Contract Revenue - The Company recognizes revenues and reports profits from long-term construction contracts, its principal business, under the completed contract method. These contracts generally extend for periods in excess of one year. Contract costs are accumulated as deferred assets and billings and/or cash received are charged to a deferred revenue account, during the periods of construction, but no revenues, costs or profits are recognized in operations until the period upon completion of the contract. Costs include direct material, direct labor, and project-related overhead. A contract is considered complete, when all costs except insignificant items have been incurred, and the installation is operating according to specifications, or has been accepted by the customer. Corporate general and administrative expenses are charged to the periods as incurred. Provisions for estimated contract losses, if any, are made in the period that such losses are determined. Claims are included in revenues when received and claims related to unpaid amounts recorded as accounts payable to subcontractors are included in revenues if the dispute is resolved to the benefit of the Company.

All costs associated with uncompleted purchase orders under contract are recorded on the balance sheet as a deferred current asset called “Costs in Excess of Billings on Uncompleted Contracts.”  Upon completion of purchase orders, costs are then reclassified from the balance sheet to the statement of operations as costs of revenue.    All billings associated with uncompleted purchase orders under contract are recorded on the balance sheet as a deferred current liability called “Billings in Excess of Costs on Uncompleted Contracts”.  Upon completion of the purchase order, all such billings would be reclassified from the balance sheet to the statement of operations as revenues.  Due to the structure of the Company’s contracts, billing is not done until the purchase order is complete, therefore there are no amounts recorded as deferred liabilities as of December 31, 2007, 2006 or 2005.  Contract retentions are included in accounts receivable.

Retail revenue - The Company recognizes revenue from its retail location upon point of sale.   Due to the nature of the merchandise sold, the Company does not accept returns and, therefore, no provision for returns has been recorded as of December 31, 2007.

Advertising Costs—The Company expenses all advertising costs as incurred.

Earnings per Share—Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is anti-dilutive. Dilutive potential common shares would primarily consist of employee stock options and restricted common stock.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes—The Company accounts for income taxes according to Statement of Financial Accounting Standard (SFAS) 109 “Accounting for Income Taxes” which requires an asset and liability approach to financial accounting for income taxes. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair Value of Financial Instruments—Fair value of certain of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accrued compensation, and other accrued liabilities approximate cost because of their short maturities.

Recent accounting pronouncements

Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 in the first quarter of fiscal year 2006 and does not expect it to have a material impact on its consolidated results of operations and financial condition.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2008. The Company is unable at this time to determine the effect that its adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company has adopted it in the first quarter of fiscal year 2008. The Company does not expect it to have a material impact on its consolidated results of operations or financial condition.

Taxes collected from customer and remitted to governmental authorities

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-3 applies to any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. EITF 06-3 allows companies to present taxes either gross within revenue and expense or net. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amount of such taxes that are recognized on a gross basis. The Company currently presents such taxes net. EITF 06-3 is required to be adopted during the first quarter of fiscal year 2007. These taxes are currently not material to the Company’s consolidated financial statements.

Accounting for rental costs incurred during a construction period

In September 2006, the FASB issued FASB Staff Position No. FAS 13-1 (As Amended), “Accounting for Rental Costs Incurred during a Construction Period” (FAS 13-1). This position requires a company to recognize as rental expense the rental costs associated with a ground or building operating lease during a construction period, except for costs associated with projects accounted for under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” FAS 13-1 is effective for reporting periods beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2006. The Company’s  adoption of FAS 13-1 did not materially affect its consolidated results of operations and financial position.

Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements

In September 2006, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and has been adopted by the Company in the first quarter of fiscal year 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FSP FAS  123(R)-5

FSP FAS 123(R)-5 was issued  on  October  10,  2006.  The FSP  provides  that instruments  that were  originally  issued  as  employee  compensation  and then  modified, and that modification is made to the terms of the instrument solely to reflect an equity  restructuring  that  occurs  when the  holders  are no longer employees, then no change in the recognition or the measurement (due to a change in  classification)  of those  instruments  will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic  value to the exercise price of the award is preserved,  that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in  contemplation  of an equity  restructuring;  and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner.  The provisions in this FSP shall be applied in the first  reporting  period  effective January 1, 2007.  The Company does not expect its adoption of FSP FAS 123(R)-5 to have a material impact on its consolidated results of operations and financial condition

Business Combinations

In December, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (hereinafter “SFAS No. 141 (revised 2007)”). This statement establishes principles and requirements for how an acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The scope of SFAS No. 141 (revised 2007) is broader than the scope of SFAS No. 141, which it replaces. The effective date of SFAS No. 141 (revised 2007) is for all acquisitions in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement has no immediate material effect on the Company’s consolidated financial condition or results of operations.

Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51

In December, 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (hereinafter “SFAS No. 160”). This statement establishes accounting and reporting standards that require a) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position with equity, but separate from the parent’s equity, b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, c) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently, d) when a subsidiary is deconsolidated, any retained noncontrolling  equity investment in the former subsidiary be initially measured at fair value and e) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The effective date of this standard is for fiscal years and interim periods beginning on or after December 15, 2008. The adoption of this statement had no immediate material effect on the Company’s consolidated financial condition or results of operations.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     COSTS IN EXCESS OF BILLINGS (BILLINGS IN EXCESS OF COSTS) ON UNCOMPLETED CONTRACTS AND CONTRACTS RECEIVABLE

Costs in excess of billings on uncompleted contracts represent accumulated contract costs that exceeded billings and/or cash received on uncompleted contracts at December 31, 2006.

For the periods presented, the cost in excess of billings on uncompleted contracts consisted of the following:

	For the years
	ended
	December 31,
	2007	2006	2005
Uncompleted contract costs	$5,011,974	$1,462,195	$510,135
Billings and / or receipts on uncompleted contracts	—	—	—
Cost in excess of billings on uncompleted contracts	$5,011,974	$1,462,195	$510,135

Billings in excess of costs on uncompleted contracts represents billings and/or cash received that exceed accumulated contract costs on uncompleted contracts at December 31, 2007, 2006 and 2005.

	2007	2006	2005
Billings and / or receipts on uncompleted contracts	$—	$—	$123,009
Less: costs on uncompleted contracts	—	—	—
Billings in excess of costs on uncompleted contracts	$—	$—	$—

The Company records accounts receivable related to its long-term contracts, based on billings or on amounts due under the contractual terms. Accounts receivable consist primarily of receivables from completed long-term contracts and progress billings on uncompleted contracts. Allowance for doubtful accounts is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Any amounts considered recoverable under the customer’s surety bonds are treated as contingent gains and recognized only when received.

Accounts receivable throughout the year may decrease based on payments received, credits for change orders, or back charges incurred. At December 31, 2007, 2006 and 2005, the Company had $6,711,161, $4,282,618 and $1,282,342, respectively, of accounts receivable, of which the Company considers all to be fully collectible.

There was no bad debt expense recorded for the years ended December 31, 2007, 2006 or 2005.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.      PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007, 2006 and 2005 consisted of the following:

	For the years ended
	December 31,
	2007	2006	2005
Leasehold improvements	$609,257	$254,386	$9,000

General equipment	384,560	203,717	95,182
Light vehicles and trailers	255,098	221,246	115,786
Firearms	47,290	43,270	43,270
Office equipment	533,226	258,805	104,106
Furniture and fixtures	104,966	65,340	37,834
Construction in progress —	—	—	142,646
	1,934,397	1,046,764	547,824
Less: accumulated depreciation and amortization	739,721	347,606	117,855
	$1,194,676	$699,158	$429,969

For the years ended December 31, 2007, 2006 and 2005, the Company recorded $392,115, $230,052 and $83,799 in depreciation and amortization expense, respectively.

The Company maintains its firearms under the custodianship of an individual in accordance with New York State law. The firearms are used for testing and demonstrating the effectiveness of the Company’s bullet resistant and blast mitigation products.

4.      COMMITMENTS AND CONTINGENCIES

Legal Proceedings—In late 2001 an action was commenced in the New York State Supreme Court in and for the County of Rockland entitled Globe Amerada Glass Co. v. A.J. Piscitelli, Inc., Index No. 5652/01. This action was commenced against the Company for alleged non-payment for materials furnished to the Company in the approximate amount of $9,200. The basis of the Company’s defense is the issuance of a release from a successor-in-interest to the business of the plaintiff and payment. There is no certainty regarding the results of a probable outcome. The Company elected to accrue the entire potential contingency loss in accordance with SFAS No. 5 “Accounting for Contingencies.” The case was settled for $3,500 on February 21, 2006.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 20, 2005 a lawsuit was filed against the Company in the New York State Supreme Court entitled Weguardyou.com, Inc. v. American Defense Systems, Inc., Index No. 05-939. This action was commenced against the Company for alleged non-payment of work and materials furnished to the Company in the approximate amount of $32,250. The Company has accrued $23,000 for payment for fees and services rendered by the plaintiff. The Company’s position is that the work and materials were not performed in a timely fashion and thus resulted in additional expenses to the Company which should be offset against any payment to the plaintiff. There is no certainty regarding the results of a probable outcome. The Company elected to accrue a reasonable potential contingency loss in accordance with SFAS No. 5, “Accounting for Contingencies.” As of the date of the report, such dispute was not resolved.

A subcontractor that performed work for the Company has claimed that the Company owes the subcontractor close to $305,905. The Company has contended that the subcontractor has over billed for the subcontractor’s services. No claim has been filed to date and the Company intends to vigorously defend any pending lawsuit and anticipates a settlement or a satisfactory outcome of this matter. The Company elected to record the entire potential contingency loss in accordance with SFAS No. 5 “Accounting for Contingencies.”  As an inducement to the subcontractor and to settle any bonding or trust issues the Company has placed into a joint escrow account $216,101 which will be disbursed upon a settlement agreement or an arbitration agreement. Subsequent to December 31, 2006, a settlement has been released providing for the release of the funds held in escrow plus an additional $120,000, which was reserved in the prior year.

An independent contractor who was contracted to provide business and financial advice claims that such contractor was owed $40,000 and up to two million shares as compensation. The Company has reached a tentative settlement agreement which requires the payment of $50,000 and the issuance of 25,000 restricted shares of the Company’s common stock.  This settlement was recorded during the year ended December 31, 2005 and was finalized February 10, 2006.

During 2006, a subcontractor alleged that they were owed in excess of $300,000 for the production of tiles under a specific contract and for future needs.  The Company counterclaims that it incurred extra costs associated with the subcontractor’s failure to deliver such tiles in a timely fashion.  These counterclaims exceed $190,000.  This case was ultimately settled in 2007 for $115,000.  This amount has been reserved in full by the Company as litigation settlement expense as of December 31, 2006.

In November 2006, the Company terminated its CFO for cause and offered a separation agreement of approximately $70,000, which has been reserved as of December 31, 2006.  In December 2006, the former CFO filed a lawsuit against the Company for breach of an employment contract.   The Company intends to vigorously defend any pending lawsuit and anticipates a settlement or a satisfactory outcome of this matter.  In anticipation of settlement, the Company has reserved an additional $185,000 as of December 31, 2007.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases—The Company occasionally rents various storage facilities and equipment from unrelated parties for in-progress jobs. The Company rents these items on a short-term basis.

For the years ended December 31, 2007, 2006 and 2005,  the Company incurred rent expense for its short-term rentals of $1,049,738, $122,801 and $108,316, respectively.

The Company entered into a five-year lease commencing on September 23, 2004 for corporate offices, R&D center, and warehouse facility.  This lease was amended in January 2007 to include the rental of additional space.  This amendment extends the existing lease through September 2011.  Future minimum rental commitments for the years ended December 31 are as follows:

2008	$940,781
2009	969,004
2010	998,074
2011	765,273
Total	$3,673,132

Employment Agreements—On March 1, 2003 the Company entered into three-year employment agreements with its President and Chief Financial Officer. On March 15, 2004 the Company entered into an employment agreement with its Chief Operating Officer and on June 1, 2004 the Company entered into an employment agreement with its Secretary. The employment agreements terminate on February 28, 2006. Additionally, after February 28, 2006 the employment agreements provide for an annual bonus of an amount not less 2.5% of any increase in net income before extraordinary and non-recurring items and income taxes over the prior fiscal period. The agreements also provide for the entitlement to participate in the stock option plan, medical insurance benefits, and payments of the term-life insurance and disability insurance premiums for the benefit of the individuals during the term of the agreements.

In January 2007, the Company amended the existing employment agreements for an additional 3 years ending February 28, 2009 under modified terms and conditions. The salaries range from $130,000 to $375,000 per individual.

Financing  — As of December 31, 2007 the Company has access to $15 million dollars of financing with Commerce Bank as follows:

(A) A $3 Million Term Loan — Under this loan, the Company pays interest of 2.0% over the libor rate.   The balance as of December 31, 2007 is approximately $50,000.

(B) $12 Million Line of Credit — This line of credit allows the Company to borrow up to $12 Million dollars, limited to 80 - 85% of the total accounts receivable.   Under the line of credit, the Company is charged interest at 1.75% over the libor rate.    The line of credit repayment terms are due upon demand.   There is no balance due under this line of credit as of December 31, 2007.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      STOCKHOLDERS’ EQUITY

Partial conversion of notes payable — During 2005, the Company issued 600,000 shares of restricted common stock inconjunction with note payable agreement and renegotiation.  Based on the note renegotiation, these shares were valued at $301,000.

Compensation for services - During the year ended December 31, 2005 the Company issued 125,000 shares of its common stock to employees in exchange for services, which were valued at $125,000.  During the year ended December 31, 2006, the Company issued 7,000 shares in exchange for services valued at $7,000.  During the year ended December 31, 2007, the Company issued 35,000 shares in exchange for property and board of director services.  These shares were valued $35,000.

Shares issued to settle litigation — In December 2005, 25,000 shares were issued to settle litigation with an independent contractor in accordance with an agreement finalized in 2006.   There were no such shares issued in 2006 or 2007.

Shares issued in private offering — Through a private placement memorandum in February 2005, the Company sold a total of 5,557,900 shares of its common stock at an average price of $1.00 per share.   In conjunction with this offering, the underwriter was issued 277,895 shares of common stock, valued at $1.00 per share.

Warrants - As an inducement to the February 2005 private offering, the Company also issued 2,778,950 warrants to purchase stock at $1.00 per share to these subscribers. In addition, purchase warrants for up to 555,790 shares of common stock at the purchase price of $1.10 per share were issued to the underwriter. These warrants will expire September 1, 2010.

The following is a summary of stock warrants outstanding at December 31, 2007 and 2006.

	Warrants	Exercise Price	Value if Exercised
Beginning balance	3,334,740	—	$3,390,319
Issued — Private offering	—	—	—
Issued — Underwriter
Exercised	(1,791,375)	1.00	(1,791,375)
Forfeited or expired	(987,200)	1.10	(931,621)
Ending balance	555,790		$611,369

In accordance with Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, the Company accounts for the stock warrants using the fair value method.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      STOCKHOLDERS’ EQUITY (continued)

The Black-Scholes method option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

2005

Risk-Free	3.22%
Expected volatility	10 - 20%
Expected life	1.5 Years - 5.5 Years
Expected dividends	—

Based on the assumptions noted above, the fair market value of the warrants was valued at $330,475, which has been reflected in the Statement of Stockholders’ Equity as of December 31, 2005.  No value was attributed to warrants in 2006 or 2007.

Preferred stock - On December 30, 2004 a written consent of the director and majority shareholder amended and restated the Corporation’s Certificate of Incorporation to authorize 5,000,000 shares of preferred shares, the preferences, privileges, and restrictions of which will be determined by the Board of Directors.

Shares issued to employees — During the year ended December 31, 2006, 215,000 shares were issued to employees for compensation.  These shares were valued at $215,000.

During the year ended December 31, 2007, the Company issued 610,000 shares to employees for compensation.  These shares were valued at $610,000.

Shares issued in connection with acquisition — In accordance with the asset purchase agreement, 250,000 shares valued at $2.00 each were issued in November 2007.

Stock Option Plan — On December 3, 2007, the Company adopted the American Defense Systems, Inc. 2007 Incentive Compensation Plan.  Under this plan, stock options may be granted to employees, officers, consultants or others who provide services to the Company.  On December 14, 2007, 1,645,000 stock options were granted to officers and employees of the Company.

The Black-Scholes method option pricing model was used to estimate fair value as of the date of grant using the following assumptions:

2007

Risk-Free	4.23%
Expected volatility	45%
Forfeiture rate	10%
Expected life	5 Years
Expected dividends	—

Based on the assumptions noted above, the fair market value of the options issued was valued at $409,860, of which $6,800 has been expensed in the Statement of Operations as of December 31, 2007.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.      NOTES PAYABLE

Notes payable to a finance companies, due in monthly installments of $500 - $2,100, including principal and interest at 9% - 10%, collateralized by certain equipment	$42,670

Less current portion	(15,000)

Long term debt	$27,670

In addition, the Company has a line of credit that has an outstanding balance of $49,950 as of December 31, 2007.

7.      INCOME TAXES

The provision (benefit) for income taxes from continued operations for the years ended December 31, 2006, 2005 and 2004 consist of the following:

	2007	2006	2005
Current:
Federal	$—	$—	$—
State	—	—	—
	—	—	—

Deferred:
Federal	$(218,201)	(580,581)	(707,760)
State	(65,000)	(166,000)	(275,240)
	(283,201)	(746,581)	(983,000)
Benefit from the operating loss carryforward	645,682	212,268	983,000

Benefit for income taxes, net	$362,481	$(534,313)	$—

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	2007	2006	2005

Statutory federal income tax rate	34.0%	34.0%	34.0%
Decrease in valuation allowance	(40.0)%	(40.0)%	(40.0)%
State income taxes	6.0%	6.0%	6.0%

Effective tax rate	(0)%	(0)%	(0)%

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      INCOME TAXES (continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes.   The net deferred tax assets and liabilities are comprised of the following:

	2007	2006	2005
Deferred income tax asset:
Net operating loss carry-forwards	$1,906,800	$1,532,600	$805,000
Accounts payable and accrued expense	2,230,182	1,473,458	(445,000)
Billing in excess of cost			(43,000)
Valuation allowance	—	—	(317,000)
Deferred income tax asset	$4,136,982	$3,006,058	$—

Deferred income tax liability:
Accounts receivable	$2,684,400	$1,713,047	$436,000
Inventory	294,983	141,772	124,000
Prepaid expenses	742,558	31,760	21,000
Cost in excess of billings	243,209	585,166	174,000
Valuation allowance	—	—	(755,000)

Deferred income tax liability	$3,965,150	$2,471,745	$—

The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

	2007	2006	2005

Deferred tax assets
Current	$2,230,182	1,473,458	$—
Non-current	1,906,800	1,532,600	—
Net deferred income tax asset	$4,136,982	3,006,058	$—

Deferred tax liability
Current	$3,965,150	2,471,745	$—
Non-current	—	—	—
Net deferred income	$3,965,150	2,471,745	$—

The Company has a net operating loss carryforward of approximately $4,771,000 available to offset future taxable income through 2020.

AMERICAN DEFENSE SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.      INCOME TAXES (continued)

The Company has not recorded a valuation allowance at December 31, 2006, as it is expected that the deferred tax assets and liabilities are expected to be realized.  The net change in valuation allowance during the year ended December 31, 2006 resulted in a decrease of $1,072,000.

The Company currently files its income tax return using the cash-basis of accounting. However, the Company may be required to change its method of accounting for income tax reporting purposes due to certain thresholds required by the Internal Revenue Service.

8.      EMPLOYEE 401(k) PLAN

The company sponsors the American Defense Systems, Inc. 401 (k) Plan (“the Plan”) established in December 2004 to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. Under the Plan the Company may make discretionary matching contributions.  Through December 31, 2007, the Company did not make any matching contributions, however a catch-up contribution in the amount of approximately $54,000 was made for the year ended December 31, 2006.

9.      ACQUISTION

On November 15, 2007, the Company entered into an Asset Purchase Agreement with Tactical Applications Group (TAG), a North Carolina based sole proprietorship, and its owner.   TAG has a retail establishment that supplies tactical equipment to military and security personnel.  The Company will purchase substantially all of the assets, properties, rights and interests used in or related to the retail operations of TAG, in accordance with the provisions of the agreement.  The estimated purchase price is $2,000,000, which will be payable as follows:

(a)     Five Hundred Thousand Dollars ($500,000) in cash at the Closing

(b)     250,000 shares of the common stock, with a deemed value of $2.00 per share

(c)     One Million Dollars ($1,000,000) in cash on January 15, 2008, reduced by specific stipulations in the contract of $400,000, yielding a net of $600,000 in funds due.

The consideration had been allocated to assets and liabilities based internal assessments with $1,680,361 initially allocated to goodwill.

10.    SUBSEQUENT EVENTS

In January 2008, the Company acquired the assets of American Anti-Ram, Inc., a manufacturer of crash tested vehicle barricades. The purchase price for this acquisition is expected to be $600,000.  Of this amount, $100,000 has been paid in cash and 100,000 shares of stock were issued, valued at $2 per share.  The Company will pay another $100,000 by the end of 2008.  The remaining purchase price will be negotiated based on performance.  The Company acquired approximately $120,000 in net assets in this acquisition.

During 2008, the Company entered into a Securities Purchase Agreement to sell the shares of its Series A Convertible Preferred Stock, warrants to purchase common stock and to conditionally sell shares of common stock to three investors.  The Company received gross proceeds of $10,975,000 at its initial closing on the sale of the preferred stock and warrants on March 7, 2008.

EXHIBIT INDEX

Exhibit
Numbers	Exhibits

3.1	Form of Amended and Restated Certificate of Incorporation